As filed with the Securities and Exchange Commission on December 30, 2004
Registration Statement No. 333-119875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to Form S-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Opinion Research Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	8732	22-3118960
(State or Other Jurisdiction of Incorporation or Organization)	Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification Number)

600 College Road East, Suite 4100

Princeton, NJ 08540
(609) 452-5400
(Address, including zip code and telephone number,
including area code, of Registrant’s principal executive offices)

John F. Short

Chairman and Chief Executive Officer
Opinion Research Corporation
600 College Road East, Suite 4100
Princeton, NJ 08540
(609) 452-5400
(Name, address including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David Gitlin, Esq Wolf, Block, Schorr and Solis-Cohen LLP 1650 Arch Street, 22nd Floor Philadelphia, PA 19103 (215) 977-2284 Fax: (215) 405-3884	Howard B. Adler, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306 (202) 955-8500 Fax: (202) 467-0539

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the securities and exchange commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 30, 2004

PRELIMINARY PROSPECTUS

7,496,252 Shares

Common Stock

       We are offering 7,496,252 shares of our common stock under this prospectus in a firm commitment underwriting at a price of $           per share. Our common stock is listed on the Nasdaq National Market under the symbol “ORCI.” The last reported sale price of our common stock on December 28, 2004 was $6.67 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of this prospectus to read about the risks you should consider before buying shares of our common stock.

	Per Share	Total

Public offering price	$	$
Underwriters’ discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Please see “Underwriting” beginning on page 77 for a discussion of underwriters’ compensation.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      We have granted to the underwriters an option to purchase up to an additional 1,124,438 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover over-allotments, if any.

      The underwriters expect that the shares of our common stock offered by this prospectus will be ready for delivery to purchasers on or about                     , 2004.

FRIEDMAN BILLINGS RAMSEY	OPPENHEIMER & CO.

The date of this prospectus is                     , 2004.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sales of our common stock.

i

PROSPECTUS SUMMARY

      This summary highlights information more fully described elsewhere in this prospectus and may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the consolidated financial statements and related notes and other financial data included in this prospectus before making an investment decision. You should also carefully consider the information set forth under “Risk Factors” beginning on page 7. In addition, some statements included in this prospectus are forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” on page 15. Except as otherwise noted, all information in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

Opinion Research Corporation

Our Company

      We provide research services to governments and commercial clients in North America, Europe and Asia. We collect customer, market and demographic data by utilizing computer-assisted telephone interviews, internet-based data collection techniques, personal interviews, mail questionnaires, and other means. After collecting the data, we analyze, develop and present to our clients cohesive reports which provide insights regarding their programs, operations, products, or services. Our services are designed to help our clients manage and evaluate public policy programs and funding decisions, sell products, and improve their corporate image and competitive position. Our government clients include some of the largest U.S. federal agencies including the Substance Abuse and Mental Health Services Administration, the United States Agency for International Development, the Centers for Disease Control and Prevention, the Department of Health and Human Services and the National Science Foundation. We have served some of these clients for over 20 years. Our commercial clients include a diverse base of Fortune 500 corporations in the automotive, consumer goods and services, financial services, health care, information technology, retail and trade, and telecommunications industries. We have served the commercial research market since 1938. We also provide telemarketing services for clients in the membership services, financial services, information technology, and entertainment industries.

      We currently have four segments for financial reporting purposes:

•	social research;

•	U.K. market research;

•	U.S. market research; and

•	teleservices.

      In the social research segment, we perform research and provide information technology services, public health awareness services, and other research and consulting services primarily to agencies of the U.S. federal government and state and local governments. The majority of our government projects are in the areas of health, education and international aid. Our work benefits government policy decision makers and public healthcare professionals by providing them with the information, research and analysis they need to measure the effectiveness of existing social programs, assess the need for new programs, and provide constituents with useful information.

      In the U.K. market research segment, we provide market research services and data management services to our commercial clients in the U.K. and Europe and our government client in the U.K. We create and host websites, utilizing the internet to gather and analyze data and disseminate survey information for our clients. Additionally, we provide other services to our clients such as customer satisfaction surveys, employment satisfaction surveys and market assessment surveys, and we have the ability to maintain research archives for our clients.

      In the U.S. market research segment, we assist commercial clients in the evaluation, monitoring and optimization of their marketing and sales efforts, addressing issues such as customer loyalty and retention, customer satisfaction, market demand, market assessment, corporate image and competitive positioning.

      In the teleservices segment, we provide telemarketing services for large volume clients in a variety of industries, including the membership services, financial services, information technology and entertainment industries. Presently, we provide primarily outbound telemarketing services, where we initiate a call and our objective is to sell a product or service. In addition, we have upgraded our call stations to enable us to provide inbound telemarketing services, where we accept incoming calls on behalf of our clients for information gathering, sales or other purposes.

      For the nine months ended September 30, 2004, our revenues were $146.3 million, our operating income was $9.5 million, and our earnings per share were $0.26. For the nine months ended September 30, 2003, our revenues were $133.5 million, our operating income was $8.0 million, and our earnings per share were $0.38. In the second quarter of 2004, we recorded a non-cash write-off of financing costs of $2.5 million in connection with a refinancing of our indebtedness, which reduced net income by $1.6 million and diluted earnings per share by $0.26. At September 30, 2004, our total backlog, which relates to both government and commercial contracts, was $298.0 million, of which $187.1 million was unfunded. We define backlog as the total contract value of our engagements that our management believes to be firm, less previously recognized revenues. Our backlog includes the amounts of our commercial contracts, the funded and unfunded amounts of our government contracts, and options to renew or extend government contracts that we expect our clients to exercise. For more information about our backlog, see “Our Business — Backlog” in this prospectus.

      Revenues of our largest segment, social research, grew at a compound annual rate of approximately 10.1% from December 31, 2001 to December 31, 2003. Over this same time period, operating income as a percentage of revenues for this segment increased from 7.7% to 10.5%. This upward trend in social research revenues continued during the first nine months of 2004, with revenues increasing from $87.1 million to $95.9 million, or 10.1%, compared to the first nine months of 2003. We believe that this strong revenue growth in the social research segment will continue as a result of the U.S. federal government’s increased focus on public health issues such as HIV-AIDS awareness, health promotion and disease prevention activities, and foreign aid for promoting democracy and improving health conditions.

      Revenues in our U.S. market research segment decreased from $41.3 million in 2001 to $25.8 million in 2003, and we incurred losses in the U.S. market research segment in each of those years. We believe that the decline in revenues in the U.S. market research segment was due to the slow economy and resulting reductions in our clients’ discretionary market research budgets. This situation has improved recently, with revenues in the first nine months of 2004 increasing to $19.6 million from $19.4 million in the first nine months of 2003. Backlog has increased 34.9% from $6.0 million at September 30, 2003 to $8.1 million at September 30, 2004. We believe that revenues attributable to this segment will increase as the economy improves, and, because we maintained our fixed-cost structure of research professionals through the slow years, we expect that operating income as a percentage of revenues in this segment will improve as our revenues increase.

Our Competitive Position

      Our key competitive advantages are:

•	our experience and reputation with agencies of the U.S. federal government, our ranking as the 16th largest market research company in the world based on 2003 market research revenues, and our access to senior executives, which we believe make us a leader in both social research and commercial market research;

•	our diversified client base: we have more than 450 active contracts and task orders with various U.S. federal and state government agencies and more than 1,000 engagements with commercial clients in over 13 different industries;

•	our long-standing client relationships and the recurring nature of our revenues: we derived approximately 87.5% of our revenues in 2003 from multi-year contracts and/or from clients for whom we have done work in each year in the three-year period ended December 31, 2003;

•	our diverse service offerings: enable us to respond to a broad range of requests for proposals, attract additional business from our existing clients, win bids and engagements from new clients, and make us attractive to clients who find it convenient to deal with one service provider for a wide range of services;

•	our history of successful acquisitions, with more than $130 million of our revenues in 2003 attributable to companies we acquired in the last six years; and

•	our experienced management team, with executive officers averaging approximately 20 years of experience in the research industry and approximately 16 years of experience with us.

Our Strategy

      Key elements of our business strategy are:

•	to further expand our strong presence in the research industry by capitalizing on our long-term client relationships and our reputation with our government and commercial clients in order to expand existing client relationships and attract new clients;

•	to continue our successful integration of research and technology by collecting and delivering useful real-time data to our clients;

•	to take advantage of substantial opportunities for us to acquire companies in the highly fragmented research industry; and

•	to strengthen our balance sheet by reducing our debt and significantly increasing the amount of our equity.

Risks

      As part of your evaluation of us, you should take into account not only our business approach and strategy, but also the special risks we face in our business and industry. The following represent some, but not all, of the risks that we confront:

•	a number of factors beyond our control, such as declining government expenditures and weak economic conditions, could decrease the demand of our existing clients for our services and impair our ability to attract new clients;

•	our clients generally may terminate the services we provide to them at any time, and the loss of one or more of our large clients, or a significant reduction in business from those clients, could hurt our business;

•	we have incurred losses in recent years and may incur them again;

•	our current credit agreements contain customary financial and operating covenants which could adversely affect our business by limiting our operational and financial flexibility;

•	our business is substantially dependent upon contracts with the U.S. federal government, and we face a number of risks inherent in doing business with the U.S. federal government; and

•	as a government contractor, our operations are affected by shifts in government spending priorities.

      You should consider carefully all the risk factors together with all the other information included in this prospectus when making a decision to invest in our company. For more information about these and other risks, see “Risk Factors” beginning on page 7.

General Information

      Our principal executive offices are located at 600 College Road East, Suite 4100, Princeton, New Jersey 08540. Our telephone number at that address is (609) 452-5400, and our principal website address is www.opinionresearch.com. The information contained on our website does not constitute part of, nor is it incorporated into, this prospectus. References in this prospectus to “we,” “our” and “us” refer to Opinion Research Corporation.

The Offering

Common stock offered by us in this offering(1)	7,496,252 shares

Common stock to be outstanding after this offering(2)(3)(4)	13,867,625 shares

Use of Proceeds	We expect to use the net proceeds we receive from this offering, which we estimate to be approximately $46.5 million, to repay our outstanding subordinated indebtedness, to repurchase securities of ours held by LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P., and to repay a portion of our senior credit facility. See “Use of Proceeds.”

Over-allotment Option	We have granted the underwriters an option to purchase up to an additional 1,124,438 shares of our common stock solely to cover over- allotments, if any.

Nasdaq National Market Symbol	ORCI

(1)	8,620,690 shares if the underwriters exercise their over-allotment option in full.

(2)	14,992,063 shares if the underwriters exercise their over-allotment option in full.

(3)	Based on the number of shares outstanding at December 1, 2004. This does not include the following shares:

•	855,682 shares issuable upon exercise of outstanding options, with a weighted average exercise price of $6.61 per share;

•	537,029 shares issuable upon exercise of outstanding warrants, with an exercise price of $5.42 per share;

•	740,500 shares issuable to LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. upon exercise of warrants, with an exercise price of $12.00 per share, which we intend to repurchase following the completion of this offering;

•	an aggregate of 395,101 shares available for future awards under our 1997 Stock Incentive Plan; and

•	1,056,134 shares available for future issuance under our stock purchase plans for our directors, employees and consultants.

(4)	Includes 916,208 shares of our common stock which we intend to repurchase from LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. following the completion of this offering. See “Use of Proceeds.”

Summary Financial Data

      The following table provides summary historical consolidated financial data for the periods indicated. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes that are included in this prospectus beginning on page F-1.

      The summary consolidated statements of operations data for each of the years ended December 31, 2001, 2002 and 2003 and the summary consolidated balance sheet data at December 31, 2002 and 2003 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated statement of operations data for each of the years ended December 31, 1999 and 2000 and the summary consolidated balance sheet data at December 31, 1999, 2000 and 2001 are derived from audited consolidated financial statements not included in this prospectus. The summary consolidated statements of operations data for each of the nine-month periods ended September 30, 2003 and 2004 and the selected consolidated balance sheet data at September 30, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the unaudited interim periods.

						Nine Months Ended
	Years Ended December 31,					September 30,

	1999(1)(2)	2000(3)	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Operating Data:
Total revenues	$118,621	$160,909	$176,909	$175,260	$179,557	$133,512	$146,255
Cost of revenues	75,849	105,975	121,525	120,705	125,890	93,313	103,455

Gross profit	42,772	54,934	55,384	54,555	53,667	40,199	42,800
Selling, general administrative expenses	28,502	36,004	38,128	39,736	38,732	29,192	30,398
Depreciation and amortization	5,807	7,278	8,431	4,596	4,024	2,972	2,914
Goodwill impairment charges(4)	—	—	—	5,938	16,317	—	—
Severance charges	—	—	—	—	705	—	—

Operating income (loss)	8,463	11,652	8,825	4,285	(6,111)	8,035	9,488
Interest and other non-operating expenses, net	4,005	5,681	5,413	4,707	4,996	3,553	3,648
Unamortized loan fees(5)	150	—	—	77	—	—	2,506

Income (loss) before provision for income taxes and cumulative effect of accounting change	4,308	5,971	3,412	(499)	(11,107)	4,482	3,334
Provision for income taxes	1,884	2,667	1,796	2,122	(2,165)	2,118	1,632
Cumulative effect of accounting change(6)	—	—	—	(292)	—	—	—

Net income (loss)	$2,424	$3,304	$1,616	$(2,913)	$(8,942)	$2,364	$1,702

Basic earnings (loss) per share	$0.57	$0.70	$0.28	$(0.49)	$(1.47)	$0.39	$0.27

Diluted earnings (loss) per share	$0.56	$0.65	$0.27	$(0.49)	$(1.47)	$0.38	$0.26

Weighted average number of common shares outstanding:
Basic	4,244,026	4,691,859	5,762,383	5,948,797	6,078,535	6,068,134	6,226,654

Diluted	4,331,700	5,053,217	5,991,566	5,948,797	6,078,535	6,178,744	6,435,092

						Nine Months Ended
	Years Ended December 31,					September 30,

	1999(1)(2)	2000(3)	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Balance Sheet Data:
Total assets	$91,966	$115,957	$112,916	$102,436	$95,711	$101,686	$95,986
Total debt(7)	47,438	51,842	55,462	46,892	45,436	42,927	42,883
Total liabilities	71,773	82,097	76,583	67,621	68,712	64,084	66,475
Redeemable equity	—	8,900	8,900	8,900	8,900	8,900	8,900
Total stockholders’ equity	20,193	24,960	27,433	25,915	18,099	28,702	20,611

(1)	We acquired Macro International Inc. in May 1999; accordingly, the consolidated statement of operations includes only 8-month operating results of Macro International Inc.

(2)	On January 1, 2003, we adopted FASB Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” In conformity with Statement 145, a charge of $150,000 ($90,000 net of tax) that had been recorded as an “extraordinary item” in 1999 has been reclassified as “unamortized loan fees” on the statement of operations. This reclassification did not change the 1999 operating income or net income.

(3)	We acquired C/ J Research, Inc. in August 2000 and Social and Health Services, Ltd. in October 2000; accordingly, the consolidated statement of operations includes only 4-month operating results of C/J Research, Inc. and 2-month operating results of Social and Health Services, Ltd.

(4)	We recorded a non-cash impairment charge of $5.9 million in 2002 to reduce the carrying value of goodwill in our U.S. market research segment and $16.3 million in 2003 to reduce the carrying value of goodwill in our teleservices segment by $10.0 million, our U.S. market research segment by $6.0 million and our Korean market research subsidiary by $317,000, which charges reduced operating income (loss) for those years by such amounts.

(5)	As a result of the amendment of our credit facility in the third quarter of 2002, we experienced a $77,000 expense associated with the write-off of unamortized loan fees. In the second quarter of 2004 we refinanced our debt and recognized an expense of $2.5 million for the write-off of unamortized loan fees.

(6)	On January 1, 2002, we recorded a non-cash goodwill impairment charge in our Mexican subsidiary of $292,000 as a cumulative effect of a change in accounting principle upon adoption of FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

(7)	Amounts include capital leases.

RISK FACTORS

      Before making an investment in our common stock, you should carefully consider the risks described below, as well as the other information set forth in this prospectus, including our consolidated financial statements and related notes. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our stock. Any of the risk factors described below could significantly and negatively affect our business, prospects, financial condition or operating results, which could cause the trading price of our common stock to decline and could cause you to lose all or part of your investment.

Risks Related to Our Business

General economic and industry-specific factors beyond our control may adversely affect our business by causing demand for our services to decline.

      A number of factors beyond our control could decrease the demand of our existing clients for our services and impair our ability to attract new clients. These include marketing budgets, general economic conditions, business consolidations, government spending, and other industry-specific trends. Changes in management or ownership of an existing client are also factors that could affect the client’s demand for our services. As a result, we may provide different levels of services to our clients from year to year, and these differences can cause a decline in or contribute to fluctuations in our operating results.

Our business could suffer if we were to lose the business of SAMHSA, USAID or one or more of our other large clients.

      The Substance Abuse and Mental Health Services Administration, or SAMHSA, and the United States Agency for International Development, or USAID, are our largest clients. SAMHSA represented 16.7% of our revenues for the nine months ended September 30, 2004 and 25.7% of our backlog at September 30, 2004. USAID represented 12.2% of our revenues for the nine months ended September 30, 2004 and 40.4% of our backlog at September 30, 2004. Services we provided to various U.S. federal and state governmental departments and agencies, including SAMHSA and USAID, generated approximately 58.8% of our revenues in 2003. Our clients generally may terminate the services we provide to them at any time. If we lose one or more of our large clients, such as SAMHSA or USAID, or if one or more of our large clients reduces its business with us, our revenues could decline.

We have incurred losses in recent years and may not be profitable in the future. These losses may adversely affect our business and the market price of our stock.

      We incurred net losses of $2.9 million in 2002 and $8.9 million in 2003. In addition, we incurred a net loss of $237,000 in the quarter ended June 30, 2004. We may not be able to attain or increase profitability in the future on a quarterly or annual basis, and these losses may adversely affect our business and the market price of our stock.

Covenants in our loan agreements could adversely affect our business by limiting our operational and financial flexibility.

      Our present credit agreements contain customary financial and operating covenants. These covenants limit or prohibit, among other things, our ability to incur additional debt, prepay specified types of indebtedness, pay dividends, make investments, sell assets, or engage in mergers and acquisitions. These covenants could adversely affect our business by limiting our operational and financial flexibility.

We may enter into acquisitions that may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

      We have evaluated, and expect to continue to evaluate, a wide array of possible acquisitions. We cannot assure you that any acquisition we make in the future will provide us with the benefits we anticipated in entering into the transaction. Acquisitions are typically accompanied by a number of risks, including:

•	difficulties in integrating the operations and personnel of the acquired companies;

•	maintenance of acceptable standards, controls, procedures and policies;

•	potential disruption of ongoing business and distraction of management;

•	impairment of relationships with employees and customers as a result of any integration of new management and other personnel;

•	inability to maintain relationships with customers of the acquired business;

•	difficulties in incorporating acquired technology and rights into our services;

•	unexpected expenses resulting from the acquisition;

•	potential unknown liabilities associated with acquired businesses; and

•	unanticipated expenses related to acquired technology and its integration into our existing technology.

      In addition, acquisitions may result in the incurrence of debt, restructuring charges and large one-time write-offs, such as write-offs for acquired in-process research and development costs. Acquisitions may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Furthermore, if we finance acquisitions by issuing convertible debt or equity securities, the holdings of our existing stockholders may be diluted and earnings per share may decline.

Fluctuations in our quarterly and annual operating results may cause unanticipated decreases in available cash and may cause the value of our stock to decline.

      A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual revenue and operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our operations. These fluctuations also could increase the volatility of our stock price. A number of factors cause our revenues, cash flow and operating results to vary from quarter to quarter, including:

•	fluctuations in revenues earned and expenses incurred on fixed-price contracts and contracts with a performance-based fee structure;

•	commencement, completion or termination of contracts during any particular quarter;

•	variable purchasing patterns under government and commercial contracts; and

•	changes in policy or budgetary measures that adversely affect government and commercial contracts in general.

      Changes in the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our revenues and, because a relatively large amount of our expenses are fixed, in our operating results. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of delayed approvals of governmental budgets by legislative, executive or other governmental bodies.

Our operating results may suffer if there are additional significant goodwill write-offs.

      Goodwill related to acquisitions represents a substantial portion of our total assets. In the fourth quarter of 2003, we wrote off impaired goodwill in the aggregate amount of $16.3 million. At September 30, 2004, the net goodwill amount on our consolidated balance sheet represented 33.9% of our total assets. Goodwill is an intangible asset and represents the excess of the purchase price that we paid for acquired businesses over the estimated fair market value of the net assets of those businesses. If the fair value of the goodwill, determined in accordance with applicable accounting standards, falls below the recorded value shown on the balance sheet, we will be required to write off the excess goodwill. Any future write-off would be treated as an expense and, although non-cash in nature, would adversely affect our operating results by reducing net income.

If we lose key management or are unable to attract and retain the personnel required for our business, our operating results could suffer.

      We are a service business, and as such are dependent upon the efforts and skills of our senior executives and other key employees. The cumulative effect of losing several of these individuals could hurt our business. We do not currently maintain key person life insurance policies on any of our executives other than John F. Short, our Chief Executive Officer. Competition for senior management is intense, and in the future we may not be successful in retaining key personnel or in attracting and retaining other personnel that we may require.

Our clients’ spending priorities may change in a manner which could negatively affect our revenues.

      A majority of our revenues result from services we provide to the U.S. federal government; therefore, our business depends upon continued U.S. federal government expenditures. A significant decline in government expenditures, or a shift of expenditures away from programs for which we provide services, could adversely affect our business. In addition, it has been our experience that our commercial clients generally view their expenditures for our services as discretionary. If our commercial clients’ budgets for discretionary spending on programs for which we provide services decrease or if their priorities for spending shift in a manner that results in a significant decline in research expenditures, our business could be adversely affected by the loss of revenues.

Our contracts with the U.S. federal government grant the government rights that are typically not found in commercial contracts and that could adversely affect our revenues and income.

      We presently have approximately 450 active contracts and task orders with the U.S. federal government which represented approximately 49.8% of our revenues in the first nine months of 2004. There are inherent risks in contracting with the U.S. federal government which could have an adverse effect on our business. All contracts with the U.S. federal government contain provisions, and/or are subject to laws and regulations, that give the government rights and remedies not typically found in our commercial contracts, including rights that allow the government to:

•	claim rights in and ownership of products and systems that we produce;

•	adjust contract costs and fees on the basis of audits completed by its agencies;

•	suspend or debar us from doing business with the U.S. federal government; and

•	release information obtained from us in response to a Freedom of Information Act request.

The U.S. federal government has the right to terminate its contracts with us at any time and such terminations could adversely affect our revenues and income.

      The U.S. federal government has the right to terminate its contracts with us at any time. If the U.S. federal government terminates a contract, we may recover only our incurred or committed costs, settlement expenses and profit on work completed before the termination. If the government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. Additionally, most of our backlog could be reduced by any modification or termination of contracts that we have with the U.S. federal government or, in cases where we are a subcontractor, contracts that our prime contractors have with the U.S. federal government.

As a contractor to the U.S. federal government, we are subject to restrictions and compliance requirements that could divert the attention of our management, drain our resources and/or result in additional costs, fines or other penalties.

      As a contractor to the U.S. federal government, we are subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. We are required to obtain and maintain material governmental authorizations and approvals to conduct our business as it is currently conducted. New or more stringent laws or governmental regulations concerning government contracts could hurt our business by limiting our flexibility and by potentially causing us to incur additional expenses.

      We also must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. federal government contracts. These laws and regulations affect how we do business with our U.S. federal government clients and may result in added costs for our business. For example, we are required to comply with the Federal Acquisition Regulations and all supplements, which comprehensively regulate the formation, administration and performance of U.S. federal government contracts, and the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with contract negotiations. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including:

•	termination of contracts;

•	forfeiture of profits;

•	suspension of payments;

•	fines; and

•	suspension or debarment from doing business with U.S. federal government agencies.

      Any of these sanctions could adversely affect our business, prospects, financial condition, or operating results.

We may not receive the full amount authorized under contracts that we have entered into and our backlog may be lower than we have projected, both of which could reduce our future revenues.

      We define backlog as the total contract value of our engagements that our management believes to be firm, less previously recognized revenues. Our backlog includes the amounts of our commercial contracts, the funded and unfunded amounts of our government contracts, and options to renew or extend government contracts that we expect our clients to exercise. However, the maximum contract value specified under each contract that we enter into is not necessarily indicative of the revenues that we will realize under that contract. Because we may not receive the full amount we expect under a contract, our estimates of our backlog may not prove to be accurate since the actual recognition of revenues on programs included in backlog may never occur or may change. Estimates of future revenues included in backlog are not necessarily precise and the receipt and timing of any of the revenues are subject to contingencies, many of which are beyond our control. For a discussion of these contingencies, see “Special Note Regarding Forward-Looking Statements” in this prospectus.

Our competitors could challenge successfully the award of a government contract to us, causing us to lose the contract, which could reduce our future revenues.

      A unique feature of U.S. federal government contracting allows a contractor that loses a prime contract award to protest the contract award to its competitor and obtain an independent review of the agency’s decision-making process. A contractor may also protest the terms of a bid solicitation if it believes those terms to be unfair or anticompetitive. If one or more of our competitors challenges a contract awarded to us, the government may ultimately determine that it is necessary for the contract to undergo a new round of evaluation and competition, and our contract with the government may be terminated. A successful challenge by a competitor could cause us to lose a contract that might otherwise be awarded to us and result in a reduction in our future revenues.

Our government contracts are subject to audits and cost adjustments by the U.S. federal government, which could hurt our operating results.

      The U.S. federal government audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. Responding to governmental audits, inquiries or investigations may involve significant expense and divert the attention of our management. An audit of our work, including an audit of work performed by companies we have acquired or may acquire, could result in a substantial adjustment to our revenues because any costs determined by the government to be improperly allocated to a specific contract will not be reimbursed, and revenues we have already recognized may need to be refunded. If a U.S. federal government audit results in allegations of improper or illegal activities by us or our employees and if we are unable to successfully defend against those allegations, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us regardless of the merits of any such allegation. In addition, the U.S. federal government may conduct non-audit reviews on a majority of our government contracts, which in turn could lead to full audit reviews by the government.

We may not accurately estimate the expenses, time and resources necessary to satisfy our contractual obligations, which could hurt our operating results.

      We enter into three types of contracts with our clients: fixed-price, cost-reimbursement and time-and-materials. For the nine months ended September 30, 2004, we derived approximately 43.2% of our consolidated revenues from fixed-price contracts, 41.7% of our consolidated revenues from cost-reimbursement contracts and 15.1% of our consolidated revenues from time-and-materials contracts. Under fixed-price contracts, we provide specified services for a fixed price. Compared to cost-reimbursement contracts, fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns. Our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for or negotiating the contract. Under cost-reimbursement contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. To the extent that the actual costs incurred in performing a cost-reimbursement contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or, in the case of government contracts, by applicable regulations, our income may be adversely affected because we may not be able to recover those costs. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for expenses. We assume financial risk on time-and-materials contracts because we assume the risk of performing those contracts at negotiated hourly rates.

If our employees engage in misconduct or other improper activities, we could be subject to various penalties and liabilities.

      We are exposed to the risk that employee fraud or other misconduct could occur and would expose us, as well as the individual employee, to various penalties and liabilities, including those under the Federal False Claims Act. Misconduct by employees could include intentional or unintentional failures to comply with U.S. federal government procurement regulations or failure to disclose unauthorized or unsuccessful activities to us. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity — including our policies and procedures — may not be effective in controlling unknown or unmanaged risks or losses.

Our competitors could obtain, and use to our detriment, confidential information about us through a request under the Freedom of Information Act.

      Our competitors may be able to obtain confidential information about us, such as our cost or pricing policies, in a request under the Freedom of Information Act. The competitor could use this information as the basis for a successful challenge to the award of a contract to us or to gain a competitive business advantage that it might use to our detriment in future bid solicitations.

Our international operations subject us to social, political and economic risks of doing business in foreign countries.

      Approximately 14.1% of our revenues for the nine months ended September 30, 2004 were generated from contracts performed outside of the U.S., and a portion of those revenues was denominated in currencies other than the U.S. dollar. We are exposed to foreign currency risk to the extent that the results of our foreign operations may decline in value as measured in U.S. dollars. It has not been our practice to enter into foreign exchange contracts to protect against adverse foreign currency fluctuations, and we cannot predict whether future exchange rate fluctuations will significantly harm our operations or financial results. In addition to adverse fluctuations in foreign currency exchange rates, we are exposed to further risks inherent in doing business abroad, including limitations on asset transfers, changes in foreign regulations and political turmoil, all of which could adversely affect our operating results.

Several of our purported stockholders have filed a lawsuit against us, which could result in significant legal costs and divert management attention from the operation of our business.

      On December 2, 2004, several of our purported stockholders filed a derivative complaint against us and our directors in the Chancery Court of the State of Delaware alleging, among other things, that our directors breached their fiduciary duties of good faith and loyalty to us and our stockholders by approving this offering and the repurchase of the LLR Interests. The lawsuit seeks, among other things, injunctive relief, unspecified monetary damages and costs related to the suit. We could incur significant costs defending the lawsuit, and management attention could be diverted from other important business concerns. An adverse determination in the lawsuit may harm our business. For more information about this lawsuit, see “Our Business — Legal Proceedings” in this prospectus.

Risks Related to Our Industry

The marketing research industry is vulnerable to general economic conditions, which may cause our revenues to decline.

      Many of our clients treat all or a portion of their marketing research expenditures as discretionary. If general economic conditions worsen and these companies seek to control variable costs, research projects for which we have been engaged to collect data may be delayed or cancelled, and new project bookings may decrease. As a result, our revenues may decline.

Our industry is competitive, and larger, better financed competitors may be more successful in obtaining clients than we are.

      We face competition in connection with most of the services we provide. Other companies, including some with greater financial resources than we have, may offer a range of services similar to those offered by us, or may otherwise compete more effectively in the research and information services industry. We regularly experience significant competition for clients seeking research services from a large number of our competitors. These competitors include market research companies, advertising agencies, and business consulting firms. We compete for research clients with a large number of firms that vary in size as well as with not-for-profit organizations. For telemarketing services clients, we compete with a large number of telemarketing companies.

Our business may suffer if state and U.S. federal government “do not call” list regulations are made applicable to market research phone calls.

      Our business may be restricted by the development of various U.S. federal and state “do not call” lists and other privacy regulations that permit consumers to protect themselves from unsolicited telemarketing telephone calls. In 2003, the Federal Trade Commission amended its rules to establish a national “do not call” registry. Generally, vendors are prohibited from calling anyone on that registry unless the consumer has initiated the contact, has given prior consent or has an ongoing business relationship with the vendor for whom the calls have been made. Although “do not call” list regulations do not currently apply to market research phone calls, new legislation or regulation could eliminate the current market research exemption. If “do not call” list regulations become applicable to market research phone calls, our results of operations may be adversely affected by the loss of revenues.

Risks Related to Our Common Stock

The market price of our common stock may fluctuate widely and trade at prices below the offering price.

      The price of our common stock after this offering may fluctuate widely, depending upon many factors, including:

•	adverse market reaction to the reduction in our earnings per share that will result from our intended use of proceeds to repurchase securities of ours held by LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P.;

•	the market’s perception of our prospects and the prospects of other companies in our industry;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	adverse market reactions to any increased indebtedness we may incur in the future;

•	additions or departures of key management personnel;

•	the sale of our common stock by large stockholders;

•	changes in general valuations for companies in our industry; and

•	changes in general economic or market conditions and broad market fluctuations.

      If the price of our common stock declines, you could lose some or all of your investment in our company.

You may have difficulty selling our common stock because of the limited market for our stock and low levels of media and analyst coverage of our stock.

      Historically, there has been a limited market for our common stock. It could be difficult for you to sell shares of our common stock because historically only small quantities of our shares are bought and sold regularly and news media and securities analyst coverage about us is limited. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of our common stock.

We have outstanding options and warrants, as well as shares available for issuance under employee benefit plans, that have the potential to dilute stockholder value and cause the price of our common stock to decline.

      We grant stock options to our employees and other individuals. At December 1, 2004, we had options outstanding to purchase 855,682 shares of our common stock, at exercise prices ranging from $3.63 to $8.88 per share, 1,277,529 shares of our common stock issuable upon exercise of outstanding warrants, including 740,500 shares issuable to LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. upon exercise of warrants which we intend to repurchase with a portion of the proceeds of this offering, for a weighted average exercise price of $9.23 per share, and an aggregate of 1,451,235 shares available for future issuances under our employee benefit plans. If some or all of these shares are sold into the public market over a short time period, the market price of our common stock may decline because the market may not be able to absorb those shares at the prevailing market prices. Such sales may also make it more difficult for us to sell equity securities in the future on terms that we deem acceptable.

Anti-takeover provisions in our certificate of incorporation, our by-laws and under Delaware law, as well as our ability to issue preferred stock under our stockholder rights plan, may frustrate or prevent attempts to replace or remove our current management by stockholders, even if the takeover may be in the best interests of the stockholders.

      Our by-laws provide for a classified board, with the board members serving staggered three-year terms. In addition, our board of directors has adopted a stockholder rights plan, commonly referred to as a “poison pill.” Finally, our certificate of incorporation provides that the board of directors may issue preferred stock without stockholder approval. Our classified board, the stockholder rights plan and our ability to issue preferred stock could make it more difficult for a third party to acquire us without board approval. These provisions also could limit the price that some investors might be willing to pay in the future for our common stock. In addition, Section 203 of the Delaware General Corporation Law, which prohibits business combinations between us and one or more significant stockholders unless specified conditions are met, may discourage, delay or prevent a third-party from acquiring us, even though it may be in the best interests of the stockholders.

      These and other anti-takeover provisions of our certificate of incorporation and our by-laws and under Delaware law may prevent or frustrate any attempt by our stockholders to change our management or the direction of our business. Under the Delaware General Corporation Law, in the case of a corporation with a classified board of directors, stockholders may remove a director only for cause. This provision, in combination with a provision of our by-laws authorizing only the board of directors to fill a vacant directorship, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace the current management team, even though it may be in the best interests of the stockholders. In addition, our certificate of incorporation limits stockholder action by written consent, and our by-laws establish advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings. These provisions may preclude some stockholders from bringing matters before the stockholders relating to the future of our business or making nominations for directors at an annual or special meeting.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. In general, statements other than statements of historical facts contained in this prospectus, including statements regarding revenues, selling, general and administrative expenses, profitability, financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the heading “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	fluctuations in demand for our services;

•	competition;

•	our dependence on key personnel;

•	government funding of social research projects;

•	leverage and debt service (including sensitivity to fluctuations in interest rates);

•	domestic and global economic, credit and capital market conditions;

•	foreign exchange fluctuations;

•	changes in federal or state tax laws or the administration of these laws;

•	the outcome of the stockholders’ derivative litigation;

•	regulatory or judicial proceedings; and

•	certain other risks described in this prospectus under the heading “Risk Factors.”

      This list of risks is not exhaustive. Other sections of this prospectus include additional factors which could adversely affect our business and financial performance. In addition, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws.

USE OF PROCEEDS

      We estimate that the net proceeds to us from the sale of our common stock in this offering, based upon an assumed public offering price of $6.67 per share, the last reported price of our common stock on the Nasdaq National Market on December 28, 2004, will be approximately $46.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us of approximately $550,000. If the underwriters exercise the over-allotment option in full, we estimate the net proceeds to us will be approximately $53.5 million.

      We intend to use the net proceeds we receive from this offering:

•	to repay all of our secured subordinated indebtedness and unsecured subordinated indebtedness, totaling $20.5 million plus $360,000 in prepayment penalties;

•	to repurchase, for an aggregate cash purchase price of $18.0 million, all of the interests of LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. (which together are sometimes referred to in this prospectus as the “LLR Partnerships”) in us, other than limited registration rights and shares of our common stock with a value of $2.0 million (approximately 299,850 shares of our common stock assuming a public offering price of $6.67 per share), which have no special rights or privileges and which the LLR Partnerships shall retain. The interests of the LLR Partnerships in us that are being repurchased are sometimes referred to in this prospectus as the “LLR Interests.” The LLR Interests are more fully described later in this section and under the heading “Description of Capital Stock — Preferred Stock”; and

•	the remainder of the proceeds will be used to repay a portion of the amount outstanding under our senior credit facility, which was $21.6 million at December 1, 2004.

      Our secured subordinated notes and unsecured subordinated notes are held by Allied Capital Corporation. The secured subordinated notes mature in November 2007, carry a fixed interest rate of 10.0%, require principal payments of $500,000 per quarter commencing July 1, 2004 and will have an unamortized balance of $3.0 million due at the end of the term. The unsecured subordinated notes mature in May 2009 and carry a fixed interest rate of 15.5%, payable as follows: 13.0% payable quarterly in cash, and 2.5% which, at our discretion, may be paid in cash or deferred and included in the outstanding principal balance until maturity. Our borrowings under the secured subordinated notes and unsecured subordinated notes may be prepaid at any time; the current aggregate prepayment penalty is $360,000.

      We have reached an agreement with the LLR Partnerships to purchase the LLR Interests. Our agreement with the LLR Partnerships expires on January 31, 2005. The purchase price of $18.0 million in cash that we are required to pay for the LLR Interests under this agreement is less than the amount we would have to pay if the LLR Partnerships, on or after September 1, 2005, were to exercise their right to exchange their shares of common stock into shares of the Series C Preferred Stock and we were to exercise the Series C Call Option described below and under “Description of Capital Stock — Series C Preferred Stock” in this prospectus. Assuming no adjustments to the conversion price under the terms of the Series C Preferred Stock Designation, the price of the Series C Call Option at September 1, 2005 will be the greater of fair market value and $30.5 million, or $25.94 per share of our common stock on an as-converted basis. If we do not exercise the Series C Call Option, dividends are payable on the Series C Preferred Stock at an annual rate of $1.2 million. We have obtained the opinion of Janney Montgomery Scott LLC that our repurchase of the LLR Interests is fair, from a financial point of view, to our stockholders other than the LLR Partnerships. See “Certain Relationships and Related Party Transactions — Opinion of Financial Advisor” in this prospectus.

      Closing under our agreement with the LLR Partnerships is contingent upon the closing of an offering of our equity securities and our receipt of resignations from the directors appointed to our board of directors by the LLR Partnerships, Seth J. Lehr and John J. Gavin. See also “Certain Relationships and Related Party Transactions” in this prospectus.

      The LLR Interests include:

•	916,208 shares of our common stock (assuming a public offering price of $6.67 per share).

•	The right to exchange each share of our common stock presently held by the LLR Partnerships, on or after September 1, 2005 or upon the occurrence of other events specified in our agreement with the LLR Partnerships, into one-half share of our Series C Preferred Stock. No shares of the Series C Preferred Stock are currently issued or outstanding. The terms of the Series C Preferred Stock provide for annual dividends of $2.04 per share and a liquidation preference of $17.00 per share. Each share of Series C Preferred Stock is convertible at any time and from time to time, at the option of the holder, into shares of common stock based on a formula set forth in the terms of the Series C Preferred Stock. The conversion formula is adjusted for dilutive issues of additional shares of our common stock. As a result, if we were to issue shares below the current conversion price of $8.50 per share, the conversion price would be adjusted lower and the holders of the Series C Preferred Stock would be able to convert their shares into a greater number of common shares. Holders of the Series C Preferred Stock as a class are entitled to nominate and elect two directors to our board of directors and to a number of votes equal to the number of shares of common stock into which the holder’s shares of Series C Preferred Stock could be converted as of the record date for the meeting. In addition to any other required vote or consent, the affirmative vote or written consent of the holders of Series C Preferred Stock would be necessary to effect specified corporate actions, including an amendment of the certificate of incorporation adversely affecting the Series C Preferred Stock and the creation of the new class of shares which has rights senior to the Series C Preferred Stock. For more information about the Series C Preferred Stock, see “Description of Capital Stock — Series C Preferred Stock” in this prospectus.

•	All outstanding shares of our Series B Preferred Stock. Holders of our Series B Preferred Stock, as a class, are entitled to nominate and elect two members of our board of directors. In addition, the affirmative vote or written consent of the holders of Series B Preferred Stock is necessary to effect specified corporate actions, including an amendment of the certificate of incorporation adversely affecting the Series B Preferred Stock and the creation of a new class of shares which has rights senior to the Series B Preferred Stock. For more information about the Series B Preferred Stock, see “Description of Capital Stock — Series B Preferred Stock” in this prospectus.

•	Warrants held by the LLR Partnerships to purchase 740,500 shares of our common stock at a price of $12.00 per share at any time on or before September 1, 2010. The warrants include anti-dilution provisions that provide for a reduction of the exercise price of the warrants and an increase in the number of underlying shares in the event of dilutive issues of our common stock at a price below $12.00 per share.

•	Anti-dilution warrants held by the LLR Partnerships pursuant to which the LLR Partnerships may purchase additional shares of our common stock at an exercise price of $.01 per share in the event there is a dilutive issuance of our common stock. If we were to issue shares of our common stock below a price of $8.50 per share, the LLR Partnerships would be able to purchase additional shares of our common stock at a nominal purchase price.

      A summary of the LLR Interests to be repurchased, including a computation of the difference we believe will be included in calculating net income available to common shares, is set forth below.

Repurchase of LLR Interests

				Effect on
		Repurchase	Book
	No. of Shares	Value	Value	Capital	NIAC(2)

Shares of common stock(1)	916,208	$6,111,107	$6,723,134	$(6,723,134)	—
Gain on repurchase of common stock		612,027		—	—
Shares of Series B Preferred Stock	10	100	100	(100)	—
Warrants	740,500	3,030,000	1,100,000	(3,030,000)	—
Rights to exchange shares of common stock into Series C Preferred Stock, Anti-dilution warrants and other rights		8,246,766	—	—	$(8,246,766)

(1)	Assumes an offering price of $6.67 per share. Book value is $7.338 per share.

(2)	Net Income Available to Common Shares.

      Our $35.0 million senior revolving credit facility is provided by Citizens Bank of Pennsylvania and First Horizon Bank, expires on May 4, 2007 and may be prepaid at any time. At September 30, 2004, we had an aggregate of $21.4 million of borrowings outstanding under this $35.0 million senior credit facility, which bore interest at a weighted average annual interest rate of 4.7% at such date. We entered into a Business Loan and Security Agreement with Citizens Bank of Pennsylvania and First Horizon Bank with respect to our senior revolving credit facility on May 4, 2004. We used the initial borrowings under our senior revolving credit facility to repay outstanding debt on that date.

      Pending our actual use of proceeds, we may invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies.

PRICE RANGE OF COMMON STOCK

      Our common stock is currently quoted on the Nasdaq National Market under the symbol “ORCI.” The table below sets forth the high and low prices for our common stock on the Nasdaq National Market for the periods indicated:

	High	Low

2004
Fourth Quarter (through December 28)	$6.75	$5.75
Third Quarter	7.09	5.71
Second Quarter	8.55	6.00
First Quarter	6.70	5.71
2003
Fourth Quarter	$6.59	$5.19
Third Quarter	6.64	5.97
Second Quarter	6.70	3.89
First Quarter	6.00	3.55
2002
Fourth Quarter	$6.15	$4.66
Third Quarter	6.00	4.70
Second Quarter	6.55	5.47
First Quarter	6.80	5.00

      The closing price of our common stock on December 28, 2004 was $6.67 per share. At December 1, 2004, there were 91 holders of record of our common stock and approximately 737 beneficial owners of our common stock.

DIVIDEND POLICY

      We have not paid any dividends on our common stock during the last two fiscal years or during the current fiscal year. Our credit facilities prohibit us from paying cash dividends to holders of our common stock. Further, we currently intend to retain any earnings of our company for the future operation and growth of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. However, our board of directors, at its discretion, may decide to declare a dividend at an appropriate time in the future. A decision to pay a dividend would depend, among other factors, upon our results of operations, financial condition and cash requirements, the terms of our credit facility, and other financing agreements at the time a payment of dividends is considered.

CAPITALIZATION

      The following table sets forth our actual capitalization at September 30, 2004 and as adjusted as of that date to give effect to the issuance and sale of 7,496,252 shares of our common stock offered by this prospectus and the application of the estimated net proceeds from this offering, based on an assumed public offering price of $6.67 per share, which was the last reported price of our common stock on the Nasdaq National Market on December 28, 2004. You should read this table in conjunction with our consolidated financial statements and notes to our consolidated financial statements included in this prospectus beginning on page F-1.

	At September 30, 2004

	Actual	As Adjusted(1)

	(in thousands)
Cash and cash equivalents	15	15
Total debt (including capital leases)	42,883	14,433
Redeemable Equity(2):
Preferred Stock:
Series B — 10 shares designated, issued and outstanding, liquidation value of $10 per share	—	—
Series C — 588,229 shares designated, none issued or outstanding	—	—
Common stock — 1,176,458 shares issued and outstanding	8,900	—
Stockholders’ Equity:
Preferred Stock, $.01 par value, 1,000,000 shares authorized:
Series A — 10,000 shares designated, none issued or outstanding	—	—
Common Stock, $.01 par value, 20,000,000 shares authorized, 5,161,013 shares issued and 5,112,191 outstanding in 2004	52	129
Additional paid-in capital	20,966	66,485
Retained earnings (deficit)(3)	(302)	(8,549)
Treasury Stock, at cost, 48,822 shares	(261)	(261)
Accumulated other comprehensive income	156	156

Total stockholders’ equity	20,611	57,960

(1)	Assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 1,124,438 shares of our common stock.

(2)	We expect to use the net proceeds we receive from this offering to repurchase 916,208 shares of our common stock (assuming a public offering price of $6.67 per share) and all outstanding shares of our Series B Preferred Stock, as well as other interests, held by the LLR Partnerships. See “Use of Proceeds” in this prospectus.

(3)	Assumes a deduction to net income, before calculating net income available to common shares, of $8.2 million as a result of the purchase of the LLR Interests. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Effect of this Offering and the Use of Proceeds” in this prospectus.

SELECTED FINANCIAL INFORMATION

      The following table provides summary historical consolidated financial data for the periods indicated. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

      The summary consolidated statements of operations data for each of the years ended December 31, 2001, 2002 and 2003 and the summary consolidated balance sheet data at December 31, 2002 and 2003 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated statement of operations data for each of the years ended December 31, 1999 and 2000 and the summary consolidated balance sheet data at December 31, 1999, 2000 and 2001 are derived from audited consolidated financial statements not included in this prospectus. The summary consolidated statements of operations data for each of the nine-month periods ended September 30, 2003 and 2004 and the selected consolidated balance sheet data at September 30, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for the unaudited interim periods.

						Nine Months Ended
	Years Ended December 31,					September 30,

	1999(1)(2)	2000(3)	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Operating Data:
Total revenues	$118,621	$160,909	$176,909	$175,260	$179,557	$133,512	$146,255
Cost of revenues	75,849	105,975	121,525	120,705	125,890	93,313	103,455

Gross profit	42,772	54,934	55,384	54,555	53,667	40,199	42,800
Selling, general administrative expenses	28,502	36,004	38,128	39,736	38,732	29,192	30,398
Depreciation and amortization	5,807	7,278	8,431	4,596	4,024	2,972	2,914
Goodwill impairment charges (4)	—	—	—	5,938	16,317	—	—
Severance charges	—	—	—	—	705	—	—

Operating income (loss)	8,463	11,652	8,825	4,285	(6,111)	8,035	9,488
Interest and other non-operating expenses, net	4,005	5,681	5,413	4,707	4,996	3,553	3,648
Unamortized loan fees(5)	150	—	—	77	—	—	2,506

Income (loss) before provision for income taxes and cumulative effect of accounting change	4,308	5,971	3,412	(499)	(11,107)	4,482	3,334
Provision for income taxes	1,884	2,667	1,796	2,122	(2,165)	2,118	1,632
Cumulative effect of accounting change(6)	—	—	—	(292)	—	—	—

Net income (loss)	$2,424	$3,304	$1,616	$(2,913)	$(8,942)	$2,364	$1,702

Basic earnings (loss) per share	$0.57	$0.70	$0.28	$(0.49)	$(1.47)	$0.39	$0.27

						Nine Months Ended
	Years Ended December 31,					September 30,

	1999(1)(2)	2000(3)	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Diluted earnings (loss) per share	$0.56	$0.65	$0.27	$(0.49)	$(1.47)	$0.38	$0.26

Weighted average number of common shares outstanding:
Basic	4,244,026	4,691,859	5,762,383	5,948,797	6,078,535	6,068,134	6,226,654

Diluted	4,331,700	5,053,217	5,991,566	5,948,797	6,078,535	6,178,744	6,435,092

Balance Sheet Data:
Total assets	$91,966	$115,957	$112,916	$102,436	$95,711	$101,686	$95,986
Total debt(7)	47,438	51,842	55,462	46,892	45,436	42,927	42,883
Total liabilities	71,773	82,097	76,583	67,621	68,712	64,084	66,475
Redeemable equity	—	8,900	8,900	8,900	8,900	8,900	8,900
Total stockholders’ equity	20,193	24,960	27,433	25,915	18,099	28,702	20,611

(1)	We acquired Macro International Inc. in May 1999; accordingly, the consolidated statement of operations includes only 8-month operating results of Macro International Inc.

(2)	On January 1, 2003, we adopted FASB Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” In conformity with Statement 145, a charge of $150,000 ($90,000 net of tax) that had been recorded as an “extraordinary item” in 1999 has been reclassified as “unamortized loan fees” on the statement of operations. This reclassification did not change the 1999 operating income or net income.

(3)	We acquired C/J Research, Inc. in August 2000 and Social and Health Services, Ltd. in October 2000; accordingly, the consolidated statement of operations includes only 4-month operating results of C/J Research, Inc. and 2-month operating results of Social and Health Services, Ltd.

(4)	We recorded a non-cash impairment charge of $5.9 million in 2002 to reduce the carrying value of goodwill in our U.S. market research segment and $16.3 million in 2003 to reduce the carrying value of goodwill in our teleservices segment by $10.0 million, our U.S. market research segment by $6.0 million and our Korean market research subsidiary by $317,000, which charges reduced operating income (loss) for those years by such amounts.

(5)	As a result of the amendment of our credit facility in the third quarter of 2002, we experienced a $77,000 expense associated with the write-off of unamortized loan fees. In the second quarter of 2004 we refinanced our debt and recognized an expense of $2.5 million for the write-off of unamortized loan fees.

(6)	On January 1, 2002, we recorded a goodwill impairment charge in our Mexican subsidiary of $292,000 as a cumulative effect of a change in accounting principle upon adoption of FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

(7)	Amounts include capital leases.

Segments

      We identify our segments based on our geographic locations and the industries in which we operate. We currently have four segments for financial reporting purposes:

•	social research;

•	U.K. market research;

•	U.S. market research; and

•	teleservices.

      We measure segment profits as operating profit, which is defined as income before interest and other non-operating expenses and income taxes. Information on segments and a reconciliation to the consolidated total, are as follows:

	U.S. Market	U.K. Market		Social	Total
	Research	Research	Teleservices	Research	Segments	Other(1)	Consolidated

			(in thousands)
Year Ended December 31, 1999:
Revenues from external customers	$36,915	$15,411	$16,907	$44,961	$114,194	$4,427	$118,621
Operating income (loss)	3,227	174	1,965	2,815	8,181	282	8,463
Total assets	$22,163	$9,829	$20,072	$37,559	$89,623	$2,343	$91,966
Year Ended December 31, 2000:
Revenues from external customers	$37,807	$16,956	$19,744	$83,011	$157,518	$3,391	$160,909
Operating income (loss)	1,500	727	2,851	6,664	11,742	(90)	11,652
Total assets	$33,565	$9,369	$22,564	$48,010	$113,508	$2,449	$115,957
Year Ended December 31, 2001:
Revenues from external customers	$41,271	$18,369	$18,466	$95,302	$173,408	$3,501	$176,909
Operating income (loss)	(1,214)	935	2,401	7,357	9,479	(654)	8,825
Total assets	$30,348	$9,597	$20,220	$49,692	$109,857	$3,059	$112,916
Year Ended December 31, 2002:
Revenues from external customers	$33,008	$18,988	$15,596	$105,464	$173,056	$2,204	$175,260
Goodwill impairment charge	5,938	—	—	—	5,938	—	5,938
Operating income (loss)	(9,059)	604	2,408	10,266	4,219	66	4,285
Total assets	$19,272	$9,801	$19,427	$51,056	$99,556	$2,880	$102,436
Year Ended December 31, 2003:
Revenues from external customers	$25,788	$20,487	$14,868	$115,591	$176,734	$2,823	$179,557
Goodwill impairment charge	6,000	—	10,000	—	16,000	317	16,317
Severance charge	705	—	—	—	705	—	705
Operating income (loss)	(10,757)	1,167	(7,973)	12,158	(5,405)	(706)	(6,111)
Total assets	$20,479	$11,641	$10,169	$51,719	$94,008	$1,703	$95,711

	U.S. Market	U.K. Market		Social	Total
	Research	Research	Teleservices	Research	Segments	Other(1)	Consolidated

			(in thousands)
Nine Months Ended September 30, 2003:
Revenues from external customers	$19,397	$14,530	$10,441	$87,139	$131,507	$2,005	$133,512
Operating income (loss)	(2,529)	621	1,070	9,296	8,458	(423)	8,035
Total assets	$20,630	$10,821	$19,915	$48,314	$99,680	$2,006	$101,686
Nine Months Ended September 30, 2004:
Revenues from external customers	$19,623	$16,681	$10,163	$95,897	$142,364	$3,891	$146,255
Operating income (loss)	(1,920)	348	926	10,104	9,458	30	9,488
Total assets	$18,633	$11,187	$9,702	$54,399	$93,921	$2,065	$95,986

(1)	The “Other” category includes our operations in Asia and Mexico and intersegment eliminations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      We provide research services to governments and commercial clients in North America, Europe and Asia. We collect customer, market and demographic data by utilizing computer-assisted telephone interviews, internet-based data collection techniques, personal interviews, mail questionnaires and other means. After collecting the data, we analyze, develop and present to our clients cohesive reports which provide insights regarding their programs, operations, products or services. Our services are designed to help our clients manage and evaluate public policy programs and funding decisions, sell products, and improve their corporate image and competitive position. Our government clients include some of the largest U.S. federal agencies, including SAMHSA, USAID, the Centers for Disease Control and Prevention, or CDC, the Department of Health and Human Services, or HHS, and the National Science Foundation. We have served some of these clients for over 20 years. Our commercial clients include a diverse base of Fortune 500 corporations in the automotive, consumer goods and services, financial services, health care, information technology, retail and trade, and telecommunications industries. We have served the commercial research market since 1938. We also provide telemarketing services for clients in the membership services, financial services, information technology, and entertainment industries.

      We were established in 1938 to apply the principles of general public opinion polling to marketing issues facing America’s largest companies. We completed our initial public offering in October 1993. Between 1993 and 1997, as part of our strategy to expand internationally, we established our presence in the United Kingdom, Asia and Mexico through various acquisitions. In January 1998, we acquired ProTel Marketing, Inc., or ORC ProTel, a telemarketing company based in Lansing, Illinois. In May 1999, we acquired Macro International Inc., or ORC Macro, a research, consulting and technology company based in the Washington, D.C. area. The acquisition of ORC Macro substantially increased our presence in the public sector. In August 2000, we acquired C/J Research, Inc., and in October 2000, we acquired Social and Health Services, Ltd. The two acquisitions in 2000 allowed us to expand our service offerings into the areas of consumer research and communications services and to further expand in the area of information management.

      We currently have four segments for financial reporting purposes:

•	social research;

•	U.K. market research;

•	U.S. market research; and

•	teleservices.

      While our consolidated revenues were generally stable from 2001 to 2003, our performance has varied from segment to segment. We have achieved strong performance in our social research segment, which has benefited from the U.S. federal government’s increased spending on health-related research and our success in winning new projects and renewing existing projects. During this period, our U.S. market research segment experienced a decline in revenues due to weak economic conditions in the U.S. Our U.K. market research segment experienced growth consistent with the global research market. The teleservices segment experienced a decline in revenues due to weak economic conditions in the U.S. as well as factors unique to the telemarketing industry, such as the enactment of new laws regulating the industry and competition from call centers outside of the U.S. For the first nine months of 2004 as compared to the first nine months of 2003, revenues in the U.S. market research and teleservices segments were relatively stable, reflecting generally improving economic conditions in the U.S. The social research and U.K. market research segments experienced strong growth in revenues in the first nine months of 2004 as compared to the first nine months of 2003.

      Our operating income declined from 2001 to 2003, reflecting the loss of revenues in the U.S. market research and teleservices segments. This decline led to the write-off of goodwill in these segments and our Korean subsidiary, which reduced operating income by $16.3 million in 2003 and $5.9 million in 2002. Operating income for the first nine months of 2004 increased significantly over the first nine months of 2003, primarily due to strong growth in the social research segment.

      We believe that the decline in revenues in the U.S. market research segment was due to the slow economy and resulting reductions in our clients’ discretionary market research budgets. This situation has improved recently, with revenues in the first nine months of 2004 increasing to $19.6 million from $19.4 million in the first nine months of 2003. Backlog has increased 34.9% from $6.0 million at September 30, 2003 to $8.1 million at September 30, 2004. We believe that revenues attributable to this segment will increase as the economy improves, and, because we maintained our fixed-cost structure of research professionals through the slow years, we expect that operating income as a percentage of revenues in this segment will improve as our revenues increase.

      The decrease in operating income levels from 2001 to 2003 led to difficulty in complying with our loan agreement covenants and the resulting incurrence of amendment fees. As a result of a default under our senior credit facility in 2003, we incurred forbearance fees and refinancing fees. In 2004 we refinanced all of our debt to extend our debt maturities, reduce our borrowing costs, and relax certain financial covenants. See “— Liquidity and Capital Resources — Credit Facilities” below.

      The following are important factors that affect our results of operations:

      Revenues: We generate our revenues from the hourly billings of professional labor, including part-time labor, from call center services, and from charging our clients for the out-of-pocket costs and subcontracted services incurred for projects. We use the percentage of completion method to recognize revenues for our social and market research segments, based on the ratio of costs incurred to total estimated contract costs. For the teleservices segment we recognize revenues at the time the services are performed. The level of our revenues is affected by government spending patterns, general economic conditions, the competitiveness of our service offerings in the marketplace and general market conditions that influence the demand for our specific services and pricing.

      Cost of revenues: All costs directly attributable to a project are included in cost of revenues. These include the salary, benefits and incentive compensation expense for our professional staff and the hourly wages and benefits of our part-time staff engaged in project work. The cost of our professional staff is relatively fixed over the short-term, and fluctuations in our gross margin may occur due to changes in project margins, the mix of project work that we perform, the level of part-time labor and other variable costs, and the utilization rates of our staff. In addition, we include project-related telephone expense and out-of-pocket expenses, including travel, and subcontracted services incurred for project work, in cost of revenues, and the level of these expenditures impacts our gross margin.

      Selling, general and administrative expenses: These include expenses that are not directly related to project performance, including salaries, benefits and incentive compensation for executive management and support services including marketing, information technology, finance and human resources. Also included are external expenses including insurance, legal, marketing and audit, office space and support service expenses, travel and training costs, directors’ fees and other non-project related expenses.

      Goodwill impairment: Our results in 2002 and 2003 were impacted by goodwill impairment charges for our teleservices and U.S. market research segments based on the decline in revenues and earnings for these segments.

      Interest expense: Our results in 2002, 2003 and the first nine months of 2004 were impacted by fees charged by our lenders to renegotiate the terms of our credit agreements and by the non-cash write-off of unamortized loan fees when we refinanced our credit agreements in 2004.

Effect of this Offering and the Use of Proceeds

      Our intended use of the net proceeds we receive from this offering, which is to repay our outstanding subordinated indebtedness, to repurchase the LLR Interests and to repay a portion of the outstanding amount under our senior revolving credit facility, will result in deductions to our net income and our net income available to common shares. We will incur prepayment penalties in the aggregate amount of $360,000 in connection with the repayment of our subordinated indebtedness. In addition, we will write off the unamortized balances of both the issuance cost and the original issue discount related to the subordinated indebtedness. Those balances totaled $883,000 at September 30, 2004. We will also incur a deduction to net income, before calculating net income available to common shares, equal to the difference between the value received by the LLR Partnerships for the LLR Interests and our carrying value of the LLR Interests. We believe this difference will be approximately $8.2 million based on an offering price of $6.67 per share, which was the closing price of the common stock on December 28, 2004.

      The issuance of the shares offered in this prospectus and the net proceeds from this offering will allow us to reduce our debt and significantly increase the amount of equity on our balance sheet. Additionally, we believe that we may be able to negotiate more favorable terms from the lenders under our senior revolving credit facility as a result of our recapitalization.

Nine Months Ended September 30, 2004 compared to Nine Months Ended September 30, 2003

      Revenues for the first nine months of 2004 increased $12.7 million, or 9.5%, to $146.3 million from $133.5 million in 2003. Revenues increased $8.8 million, or 10.1%, in our social research business, $2.2 million, or 14.8%, in U.K market research, and $226,000, or 1.2%, in U.S. market research. Revenues declined $278,000, or 2.7%, in the teleservices business. Higher or lower demand for services is the main contributor to the overall revenue increase or decrease among various operating segments. For U.K. market research, the decline of the U.S. dollar relative to the U.K. pound increased revenues by $1.9 million.

      Cost of revenues increased $10.1 million, or 10.9%, from $93.3 million in 2003 to $103.5 million in 2004. Gross profit as a percentage of revenues decreased from 30.1% in 2003 to 29.3% in 2004, principally reflecting lower profitability in U.S. market research.

      Selling, general and administrative expenses (“SG&A”) increased $1.2 million, or 4.1%, to $30.4 million in the first nine months of 2004 from $29.2 million in the first nine months of 2003. As a percentage of revenues, consolidated SG&A decreased from 21.9% in 2003 to 20.8% in 2004, reflecting cost reductions in U.S. market research, partially offset by increases in the other segments.

      Depreciation and amortization expense decreased by $58,000, or 2.0%, to $2.9 million in the first nine months of 2004 from $3.0 million in the first nine months of 2003. The decrease was due to assets which were fully amortized by the end of 2003.

      Interest expense increased $3.0 million to $6.5 million in the first nine months of 2004 from $3.5 million in the first nine months of 2003. The increase is principally due to the write-off of $2.5 million of unamortized loan fees related to debt that was refinanced during the second quarter. With the completed refinancing (as discussed below in the “Liquidity and Capital Resources” section) and based on current interest rate and debt levels, we anticipate that interest expense in subsequent quarters will be approximately $1.2 million per quarter.

      Other non-operating (income) expenses, net, increased to $(386,000) in the first nine months of 2004 from $12,000 in the first nine months of 2003. The increase is principally due to a foreign exchange gain of $335,000 realized in U.K. market research in the second quarter of 2004 resulting from the settlement of a long-term intercompany payable, partially offset by increases in other non-operating expenses in other business units.

      The provision for income taxes was $1.6 million in the first nine months of 2004 as compared to $2.1 million in the same period of 2003. The write-off of the unamortized loan fees discussed above provided a tax benefit of approximately $852,000 in the second quarter of 2004. We anticipate that the underlying effective tax rate on operations for the full year 2004 will be approximately 49.0%.

      As a result of all of the above, net income decreased to $1.7 million in the first nine months of 2004 from $2.4 million in the first nine months of 2003.

Results of Operations — 2003 compared to 2002

Revenues

      Consolidated revenues for 2003 increased $4.3 million, or 2.5%, to $179.6 million from $175.3 million in 2002. Revenues increased $10.1 million, or 9.6%, in our social research business. Revenues decreased $728,000, or 4.7%, in the teleservices business. Revenues decreased $7.2 million, or 21.9%, in U.S. market research and increased $1.5 million, or 7.9%, in U.K. market research. For U.K. market research, the decline of the U.S. dollar relative to the U.K. pound increased revenues by $1.7 million. Except for U.K. market research where the increase in revenues was due to exchange rate fluctuations, the increase or decrease in revenues in the various operating segments was primarily due to higher or lower demand for services, with approximately $4.2 million of the decline in U.S. market research revenues arising from the reduced scope of three client contracts and $1.3 million from the non-renewal of two client contracts.

      We expect that social research revenues will continue to grow as evidenced by increased backlog. Any improvements in U.S. market research and teleservices revenues over 2003 are dependent upon continued recovery in the general economic climate.

Cost of Revenues

      Consolidated cost of revenues increased $5.2 million, or 4%, to $125.9 million in 2003 from $120.7 million in 2002. Gross profit as a percentage of revenues declined to 29.9% in 2003 from 31.1% in 2002. For the social research business, cost of revenues increased 9.6% from $77.4 million in 2002 to $84.9 million in 2003 and gross profit as a percentage of revenues was stable at 26.6% in both 2003 and 2002. In U.S. market research, cost of revenues decreased 15.6% from $22.2 million in 2002 to $18.8 million in 2003 and gross profit as a percentage of revenues decreased from 32.6% in 2002 to 27.3% in 2003, reflecting reduced efficiencies and lower pricing. For U.K. market research, cost of revenues increased 2.8% from $12.3 million in 2002 to $12.7 million in 2003 and the decline of the U.S. dollar relative to the U.K. pound increased cost of revenues by $1.0 million. Gross profit as a percentage of revenues increased from 35.1% in 2002 to 38.2% in 2003, reflecting improved efficiencies. In the teleservices business, cost of revenues decreased 2.6% from $7.8 million in 2002 to $7.6 million in 2003 and gross profit as a percentage of revenues decreased from 50.2% in 2002 to 49.2% in 2003, reflecting reduced efficiencies.

Selling, General and Administrative Expenses

      SG&A decreased $299,000, or 0.8%, to $39.4 million in 2003 from $39.7 million in 2002. As a percentage of revenues, consolidated SG&A decreased from 22.7% in 2002 to 22.0% in 2003. The decrease in SG&A was principally due to the cost reduction efforts implemented in U.S. market research, which included headcount reductions and cutbacks in discretionary spending. For the social research business, while SG&A increased from $16.2 million in 2002 to $17.0 million in 2003, SG&A as a percentage of revenues was generally stable at 15.4% in 2002 and 14.7% in 2003. For U.K. market research, the increase in SG&A was principally attributable to exchange rate fluctuations.

Depreciation and Amortization Expense

      Depreciation and amortization expense decreased by $572,000, or 12.4%, to $4.0 million in 2003 from $4.6 million in 2002. The decrease was due to assets which were fully depreciated or amortized by the end of 2002.

Goodwill Impairment Charge

      In October 2003, we performed the annual goodwill impairment test in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”). Based upon the initial results of such test, we determined that there was a goodwill impairment charge in our Korean subsidiary of $317,000. In addition, we determined that the recorded book values of U.S. market research and teleservices exceeded their fair values, as determined by a weighting of comparable company analyses and discounted cash flow models. Upon completion of the assessments, we recorded non-cash impairment charges of $10.0 million to reduce the carrying value of the goodwill in teleservices and $6.0 million in U.S. market research.

      In October 2002, as part of our annual impairment test based on Statement 142, we determined that the recorded book value of U.S. market research exceeded its fair value, as determined by a weighting of comparable company analyses and discounted cash flow models. Upon completion of the assessment, we recorded a non-cash impairment charge of $5.9 million to reduce the carrying value of goodwill in U.S. market research.

      We believe that the decline in the fair value of our U.S. market research business can be attributed to the following:

•	A deterioration in general economic conditions;

•	An even greater decline in business to business market research activity; and

•	An expectation that recovery will be prolonged.

      We believe that the decline in the fair value of our teleservices business can be attributed to the following:

•	A deterioration in general economic conditions;

•	An adverse impact on the outbound telemarketing industry arising from various federal and state regulations, including “do-not-call” and privacy regulations; and

•	Client concentration risks.

      We cannot provide assurance that an additional impairment charge will not be required in the future if the U.S. market research and teleservices businesses do not recover as projected.

Interest and Other Non-Operating Expenses, Net

      Interest and other non-operating expenses increased $212,000, or 4.4%, to $5.0 million in 2003 from $4.8 million in 2002. The increase is due to an increase in interest expense of $258,000 attributable to higher borrowing costs partially offset by a decrease of $46,000 in other non-operating expenses.

Provision (Benefit) for Income Taxes

      The (benefit) provision for income taxes was $(2.2 million) for 2003 and $2.1 million for 2002. Excluding the effect of tax benefits of $4.8 million resulting from the goodwill impairment charges in 2003, the provisions for these years are higher than the amounts that result from applying the federal statutory rate to income before income taxes, due to our not having provided tax benefits for certain state and non-U.S. losses as well as increased state taxes from profitable business segments.

Cumulative Effect of Accounting Change

      With the adoption of Statement 142 on January 1, 2002, we recorded as a cumulative effect of a change in accounting principle, goodwill impairment related to our Mexican subsidiary of $292,000, or $(0.05) per share.

Net Loss

      As a result of the foregoing, net loss was $(8.9 million) for 2003 and $(2.9 million) for 2002. The 2003 results were negatively impacted by a goodwill impairment charge of $11.5 million, net of tax benefits. The 2002 results were negatively impacted by a goodwill impairment charge and the cumulative effect of an accounting change of $6.2 million, net of tax benefits.

Results of Operations — 2002 compared to 2001

Revenues

      Consolidated revenues for 2002 decreased $1.6 million, or 0.9%, to $175.3 million from $176.9 million in 2001. Revenues increased $10.2 million, or 10.7%, in our social research business. Revenues decreased $2.9 million, or 15.5%, in the teleservices business. Revenues declined $8.3 million, or 20.0%, in U.S. market research and increased $619,000, or 3.4%, in U.K. market research. In all cases, the increase or decrease in revenues in the various operating segments was primarily due to higher or lower demand for services, with approximately $4.3 million of the decline in U.S. market research revenues arising from the non-renewal of two client contracts and $3.7 million from the reduced scope of three client contracts.

Cost of Revenues

      Consolidated cost of revenues decreased $820,000, or 0.7%, to $120.7 million in 2002 from $121.5 million in 2001. Gross profit as a percentage of revenues was generally stable at 31.1% in 2002 and 31.3% in 2001. For the social research business, cost of revenues increased 10.9% from $69.8 million in 2001 to $77.4 million in 2002 and gross profit as a percentage of revenues was generally stable at 26.7% in 2002 and 26.6% in 2001. Consistent with the decline in revenues, cost of revenues decreased 20.1% from $27.8 million in 2001 to $22.2 million in 2002 in U.S. market research and gross profit as a percentage of revenues was stable at 32.6% in both 2002 and 2001. For U.K. market research, cost of revenues increased 5.8% from $11.6 million in 2001 to $12.3 million in 2002 and gross profit as a percentage of revenues declined from 36.6% in 2001 to 35.1% in 2002, primarily as the result of higher subcontracting costs. In the teleservices business, cost of revenues decreased 17.3% from $9.4 million in 2001 to $7.8 million in 2002, reflecting the lower volume of client services. Gross profit as a percentage of revenues improved from 49.2% in 2001 to 50.2% in 2002.

Selling, General and Administrative Expenses

      SG&A increased $1.6 million, or 4.2%, to $39.7 million in 2002 from $38.1 million in 2001. The increase was mainly attributable to higher compensation and occupancy expenses. As a percentage of revenues, SG&A increased to 22.7% from 21.6%.

Depreciation and Amortization Expense

      Depreciation and amortization expense decreased by $3.8 million to $4.6 million, or 45.5%, in 2002 from $8.4 million in 2001. The adoption of Statement 142 at the beginning of 2002, which eliminated the amortization of goodwill, accounted for $3.7 million of this decrease.

Goodwill Impairment Charge

      In October 2002, as part of the annual impairment test based on Statement 142, we determined that the recorded book value of the U.S. market research reporting unit exceeded its fair value, as determined by a weighting of comparable company analyses and discounted cash flow models. Upon completion of such assessment, we recorded a non-cash impairment charge of $5.9 million to reduce the carrying value of goodwill in the U.S. market research segment. See Note 3 to the Consolidated Financial Statements, “Goodwill and Other Intangibles,” for additional information.

Interest and Other Non-Operating Expenses

      Interest and other non-operating expenses decreased $629,000, or 11.6%, to $4.8 million in 2002 from $5.4 million in 2001. The decrease is due to a decrease in interest expense of $797,000, resulting from lower interest rates and reduced borrowings, partially offset by an increase of $168,000 in other non-operating expenses resulting from unfavorable foreign currency fluctuations.

Provision for Income Taxes

      The provision for income taxes for 2002 was $2.1 million and $1.8 million in 2001. The provisions for these years are higher than the amounts that result from applying the federal statutory rate to income before income taxes, reflecting the absence of any tax benefits associated with the goodwill impairment charge in 2002, the non-deductibility of goodwill amortization in 2001, and for both years, the impact of state taxes.

Cumulative Effect of Accounting Change

      With the adoption of Statement 142 on January 1, 2002, we recorded as a cumulative effect of a change in accounting principle, goodwill impairment related to our Mexican subsidiary of $292,000, or $(0.05) per share.

Net (Loss) Income

      Net (loss) income for 2002 was $(2.9 million) and $1.6 million in 2001.

Liquidity and Capital Resources

Cash Flows

      Net cash provided by operating activities for the first nine months of 2004 was $4.2 million as compared to $6.2 million for the same period in 2003. The decrease of $2.0 million was principally attributable to an increase in accounts receivable of $3.3 million, and a decrease in accounts payable and accrued expenses of $3.5 million, offset by an increase in net income adjusted for non-cash items of $1.6 million, an increase in deferred revenues of $2.1 million, and an increase in other liabilities of $726,000. Growth in accounts receivable was related to growth in third quarter revenues of $4.0 million and unusually high collections in our social research segment in the third quarter of 2003. This was the result of normal fluctuations in project billing and payment cycles, and we do not believe that this represents a continuing trend. Net cash (used in) provided by operations for 2003 was $7.0 million as compared to $10.7 million in 2002. For 2003, the net cash (used in) provided by operating activities was primarily generated by a net loss, after adjusting for depreciation and amortization, the goodwill impairment charge and other non-cash items, totaling $8.1 million, an increase of $2.1 million in payables and accrued expenses and other liabilities of $146,000, offset by an increase in receivables of $3.2 million and an increase in other assets of $181,000. Growth in accounts receivable was primarily related to growth in fourth quarter 2003 revenues of $1.4 million and a decline in collections in our U.S. market research segment due to normal fluctuations in project billing and payment cycles. We do not believe that the decline in collections represents a continuing trend. The increase in accrued expenses was primarily related to taxes payable and accrued incentives. For 2002, the net cash (used in) provided by operating activities was primarily generated by a net loss, after adjusting for depreciation and amortization, the goodwill impairment charge and other non-cash items, totaling $8.8 million, a net decrease in receivables of $3.0 million, and an increase of $2.6 million in payables and accrued expenses, offset by an increase in other assets of $239,000 and decreases in deferred revenues of $2.4 million and other liabilities of $958,000. The decrease in accounts receivable was primarily related to improved collections. The increase in accrued expenses was primarily related to taxes payable and accrued incentives.

      Investing activities for the first nine months of 2004 consisted of capital expenditures totaling $3.3 million as compared to $2.4 million for the same period in 2003. Investing activities for 2003 included capital expenditures of $3.4 million. Investing activities for 2002 included capital expenditures of

$2.3 million and acquisition-related payments of $46,000. The majority of the spending on capital items was for the ongoing maintenance and replacement of technology.

      Financing activities included a net decrease in borrowings during the first nine months of 2004 totaling $2.4 million, payment of loan amendment fees of $1.8 million and proceeds from the sale of our common stock under our various stock purchase plans of $549,000. This compares to a net reduction in borrowings of $4.3 million and proceeds from the sale of our common stock under our various stock purchase plans of $303,000 during the first nine months of 2003. In 2003, financing activities included a net reduction in borrowings totaling $2.1 million and proceeds from the sale of our common stock under our stock purchase plans and exercises of stock options totaling $502,000. In 2002, financing activities included a net reduction in borrowings totaling $8.7 million and proceeds from the sale of our common stock under our stock purchase plans and exercises of stock options totaling $723,000.

Credit Facilities

      In May 2004, we entered into a new secured revolving credit facility of $35.0 million with Citizens Bank of Pennsylvania and First Horizon Bank (the “Senior Revolving Facility”). The Senior Revolving Facility is for a three-year term and is secured by substantially all of our assets. The Senior Revolving Facility carries an interest rate at our discretion of either the financial institution’s designated base rate (4.75% at September 30, 2004) plus 100 basis points or LIBOR (3-month LIBOR was 2.02% at September 30, 2004) plus 300 basis points. As of September 30, 2004, we had approximately $13.6 million of additional credit available under the Senior Revolving Facility.

      In May 2004, we also issued $10.0 million of secured subordinated notes (the “Secured Subordinated Notes”) and $12.0 million of unsecured subordinated notes (the “Unsecured Subordinated Notes”) to Allied Capital Corporation (“Allied Capital”). We used the proceeds of the borrowings under the Senior Revolving Facility, the Secured Subordinated Notes and the Unsecured Subordinated Notes to repay all debt outstanding at May 4, 2004. The Secured Subordinated Notes carry an interest rate of 10.0% and will mature in November 2007. The Secured Subordinated Notes require principal payments of $500,000 per quarter commencing July 1, 2004, with an unamortized balance of $3.0 million due at the end of the term. The Unsecured Subordinated Notes expire in May 2009 and carry a fixed interest rate of 15.5%; 13.0% is payable quarterly in cash, and 2.5%, at our discretion, may be paid in cash or deferred and included in the outstanding principal balance until maturity. In exchange for consideration received in connection with this debt, we extended the term of existing warrants held by Allied Capital and Allied Investment Corporation (together, “Allied”) from May 2007 to the later of May 2009 or the third anniversary of the repayment date. These warrants were issued in 1999 to Allied and are for the purchase of 437,029 shares of our common stock at an exercise price of $5.422 per share. The extension of these warrants is valued at $616,000 and will be accreted through interest expense over the life of the Unsecured Subordinated Notes. As a result of our intended repurchase of the LLR Interests, in accordance with the terms of the Allied warrants, we will offer to purchase the shares underlying the warrants held by Allied.

      We are required to maintain certain financial covenants under our credit facilities, such as minimum earnings, debt-to-earnings, interest coverage and other financial ratios. For the measuring period ended September 30, 2004, we were in compliance with all of the financial covenants. In addition, covenants under our credit facilities limit or prohibit our ability to incur additional debt, prepay specified types of indebtedness, pay dividends, make investments, sell assets, or engage in mergers and acquisitions.

      In conjunction with our new credit facilities, we incurred additional costs of approximately $1.4 million which are included in other long-term assets in our consolidated financial statements and amortized over the remaining terms of the facilities, commencing in the second quarter of 2004. Due to the refinancing described above, we also wrote off unamortized loan fees of approximately $2.5 million as interest expense, which included payments of $420,000 made in 2004, related to the debt retired in the second quarter of 2004.

      During the third quarter of 2003, it came to our attention and the attention of our lenders that we had inadvertently failed to make a payment in the amount of $1.7 million under a provision of our senior credit facility that required us to make payments out of “excess cash flow.” Pursuant to a Forbearance Agreement we entered into with our senior lenders, the senior lenders allowed us to make the $1.7 million payment in four monthly installments beginning on December 31, 2003, and we agreed that we would refinance the credit facility with new lenders by December 17, 2003. We were not able to refinance the senior credit facility by December 17, 2003. As a result of the foregoing, our senior lenders did not approve interest payments in the amount of $474,000 that we were required to make to our subordinated lenders. All defaults were cured with our entry into an amended senior credit facility with our then senior lender on December 30, 2003, and requirements concerning future payments out of excess cash flow were waived. In addition, we paid the outstanding interest to the subordinated lenders on that date. As noted above, we refinanced our senior credit facility in May 2004 with new lenders.

Joint Venture

      We entered into a joint venture agreement with Ratrix Analytics LLC (the “Joint Venture”) during 2001 for the purpose of developing new research-based products. At December 31, 2003, we had a 44.8% ownership interest in the Joint Venture. In 2003, we contributed $495,000 in services and cash and, since inception, have contributed an aggregate of $1.7 million. All amounts funded to date have been expensed. We have not funded the Joint Venture in 2004, and we are not obligated for any future funding of the Joint Venture.

Capital Expenditures

      We currently have no material capital expenditure commitments and no acquisition-related commitments. We have no off-balance sheet financing arrangements. We believe that our current sources of liquidity and capital will be sufficient to fund our long-term obligations and working capital needs until May 2007, the time at which our revolving credit facility matures.

Contractual Obligations

      The following table represents our contractual obligations at September 30, 2004:

	Payments Due by Period

		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years

	(dollars in thousands)
Long-term debt obligations	$56,267	$5,783	$31,942	$18,542	$—
Capital lease obligations	516	127	253	136	—
Operating lease obligations	37,853	10,468	16,082	7,937	3,366
Purchase obligations	1,878	1,045	833	—	—

Total contractual obligations	$96,514	$17,423	$49,110	$26,615	$3,366

      Long-term debt obligations include expected interest payments on both the subordinated notes and the senior revolving facility. The interest on the senior revolving facility is based on the LIBOR interest rate plus 300 basis points, which totaled 5.02% as of September 30, 2004, or the prime interest rate plus 100 basis points, which totaled 5.75% as of September 30, 2004.

      Pursuant to the terms of a Purchase Agreement dated September 1, 2000, we sold and LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. purchased in a private placement (i) 1,176,458 shares of our common stock, (ii) 10 shares of our Series B Preferred Stock, and (iii) warrants to purchase 740,500 shares of our common stock at an exercise price of $12.00 per share, for aggregate gross proceeds of $10.0 million. At any time on or after September 1, 2005, LLR may exchange each share of common stock for one-half of a share of our Series C Preferred Stock. After conversion, the holders of Series C Preferred Stock are entitled to receive cumulative quarterly cash dividends at an annual rate of $2.04 per share, or an aggregate of $1.2 million per year. See “Description of Capital

Stock” for additional information regarding the Series B and Series C Preferred Stock. We expect to use the proceeds of this offering to repurchase certain of the securities held by the LLR Partnerships. See “Use of Proceeds.”

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates, and the estimates will change under different assumptions or conditions.

      We believe that the implementation of the following critical accounting policies, used in the preparation of our consolidated financial statements, introduces the most significant levels of judgments and estimates.

Revenue Recognition

      Service revenue is recognized when earned, generally as work is performed in accordance with the provisions of Staff Accounting Bulletin No. 104. Services performed vary from contract to contract and are not uniformly performed over the term of the arrangement. In our market research and social research segments, revenues under fixed-price contracts are recognized on a proportional performance basis. Performance is based on the ratio of costs incurred to total estimated costs where the costs incurred represent a reasonable surrogate for output measures of contract performance, including survey design, data collection, survey analysis and presentation of deliverables to the client. Progress on a contract is matched against project costs and costs to complete on a periodic basis. Provision for estimated contract losses, if any, is made in the period such losses are determined. Customers are obligated to pay as services are performed, and in the event that a client cancels the contract, the client is responsible for payment for services performed through the date of cancellation.

      Revenues under cost-reimbursement contracts are recognized as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs. Incentives, award fees or penalties related to performance are also considered in estimating revenues and profit rates based on actual and anticipated awards. See “Our Business — Government Contracts” for a discussion of the types of contracts we have with the U.S. federal government.

      Revenues under time-and-materials contracts are recognized as costs are incurred.

      In our teleservices segment, revenues are recognized at the time services are performed.

Goodwill and Other Intangible Assets

      We have significant intangible assets related to goodwill. In assessing the recoverability of our goodwill and other identifiable intangibles, we must make assumptions regarding estimated future cash flows and other factors, such as trading and transaction multiples, and for other identifiable assets, valuation estimates for items such as backlog and outstanding proposals, to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. On January 1, 2002, we adopted Statement No. 142, which requires us to analyze our goodwill for impairment on an annual basis. At the date of adoption, we reclassified assembled workforce intangible assets with an unamortized balance of $865,000 to goodwill and recorded as a cumulative effect of a change in accounting principle, goodwill impairment related to our Mexican subsidiary of $292,000, or $(0.05) per share. During 2002 we identified other intangible assets with useful lives that could no longer be determined. As a result, we reclassified $480,000 from other intangible assets to goodwill in the fourth quarter of 2002. In the fourth quarter of 2002, we recorded a non-cash impairment charge of $5.9 million to reduce the carrying value of goodwill in U.S. market research.

      In the fourth quarter of 2003, we recorded non-cash impairment charges to reduce the carrying values of goodwill in the amount of $10.0 million in teleservices, $6.0 million in U.S. market research and $317,000 in our Korean subsidiary.

      The significant assumptions used in determining the market value of the teleservices business were as follows:

•	0.3 times trailing twelve-month revenues for comparable publicly-traded companies;

•	3.7 times trailing twelve-month earnings before interest, taxes, depreciation and amortization for comparable publicly-traded companies;

•	0.5 times trailing twelve-month revenues for comparable sales transactions;

•	multiples of earnings before interest, taxes, depreciation and amortization for comparable sales transactions were not included given the absence of profitable comparable companies;

•	for a five-year financial projection, a discount rate of 20.0%; an exit multiple of 2.5 times earnings before interest, taxes, depreciation and amortization; a compound growth rate for revenues of 6.4% and an improvement in operating income as a percentage of revenues from 13.3% to 15.4%; and

•	in the overall evaluation, the publicly-traded comparable data was discounted 45.0% to reflect the netting of discounts for marketability, company size and customer concentration and a control premium.

      The significant assumptions used in determining the market value of the U.S. market research business were as follows:

•	1.2 times trailing twelve-month revenues for comparable publicly-traded companies;

•	9.6 times trailing twelve-month earnings before interest, taxes, depreciation and amortization for comparable publicly-traded companies;

•	0.6 times trailing twelve-month revenues for comparable sales transactions;

•	6.6 times trailing earnings before interest, taxes, depreciation and amortization for comparable sales transactions;

•	for a five-year financial projection, a discount rate of 16.0%; an exit multiple of 6.0 times earnings before interest, taxes, depreciation and amortization; a compound growth rate for revenues of 7.5% and no improvement in operating income as a percentage of revenues; and

•	in the overall evaluation, the publicly-traded comparable data was discounted 15.0% to reflect the netting of discounts for marketability and company size and a control premium.

      The valuation metric assumptions used in the goodwill impairment analyses performed on our teleservices and U.S. market research segments differed significantly for two principal reasons. First, because these two segments were and continue to be engaged in very different types of business, they were and must continue to be compared to very different types of companies and transactions. In performing this analysis of market comparables, we determined that both the public-trading comparables and the relevant-sale transaction comparables were very different for these two segments at the time of comparison. Second, because the two segments had very different types of operating risks at the time, we used different weighted average costs of capital and different discount rates for lack of marketability in these analyses. One of the most significant differences in operating risks between these two segments was the nature and mix of the client contracts when viewed in the context of the then-current market conditions. Both of these factors led to the use of lower valuation metric assumptions for the teleservices segment at the time we performed the analyses.

Deferred Tax and Valuation Allowance

      We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered to be more likely than not to be realized in future periods.

      At December 31, 2003 we had net deferred tax assets of $7.5 million before the application of a valuation allowance. Of this amount, $2.2 million is made up of state deferred tax assets of subsidiaries that have not been profitable. We recognize that it is not more likely than not that the future tax benefits of these assets will be realized. Accordingly, we have recorded a $2.2 million valuation allowance against these assets. We believe that all of the deferred tax assets for federal and non-U.S. income tax purposes will be fully realized. In order to realize fully these deferred tax assets, we must have pre-tax earnings in the U.S. of $15.3 million and pre-tax earnings outside of the U.S. of $600,000.

Recent Accounting Pronouncements

      In August 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations” (“Statement 143”). Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. We adopted Statement 143 on January 1, 2003 and the adoption of Statement 143 had an insignificant impact on our results of operations, financial position or cash flows.

      Effective January 1, 2003, we adopted FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“Statement 146”), which requires liabilities for costs associated with exit or disposal activities to be recognized when the liabilities are incurred, rather than when an entity commits to an exit plan. Statement 146 also establishes that the liability should initially be measured and recorded at fair value. This rule changed the timing of liability and expense recognition related to exit or disposal activities, but not the ultimate amount of such expenses.

      In 2003, we reduced our workforce in our U.S. market research operating segment and, as a result, incurred one-time termination benefits of approximately $705,000 for the terminations of certain employees. These termination benefits were recognized in accordance with Statement 146 and included in our results of operations for the year ended December 31, 2003.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (“Interpretation 46”). Interpretation 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity.

      During 2001, we formed the Joint Venture with Ratrix Analytics LLC for the purpose of developing new research-based products. We have a 44.8% ownership interest and 50% voting interest in the Joint Venture. In 2003, we contributed $495,000 in services and cash and, since inception, have contributed an aggregate of $1.7 million. All amounts funded to date have been expensed. We are not obligated for future funding of the Joint Venture.

      As the Joint Venture has sufficient amounts of equity to absorb the entity’s expected loss, the equity owners as a group are able to make decisions about the entity’s activities, and the equity owners have the obligation to absorb expected losses and the rights to receive the expected residual returns, we believe that the Joint Venture is not a Variable Interest Entity under the principal criteria set forth in Interpretation 46 and, accordingly, we are not required to apply the consolidation provision under Interpretation 46. The adoption of Interpretation 46 at December 31, 2003 had no impact on our results of operations, financial position or cash flows.

      In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“Statement 150”). Statement 150 requires that certain financial instruments with characteristics of both liabilities and equity, including mandatorily redeemable financial instruments, be classified as a liability. Any amounts paid or to be paid to holders of these financial instruments in excess of the initial measurement amount is to be reflected in interest cost. Statement 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise became effective at the beginning of the first interim period beginning after June 15, 2003. We adopted Statement 150 on July 1, 2003. The adoption of this statement had no impact on our results of operations, financial position or cash flows.

Inflation and Foreign Currency Exchange

      Inflation has not had a significant impact on our operating results to date, nor do we expect it to have a significant impact through 2004. Foreign currency exchange fluctuations did not have a material impact on our operating results from 2001 to 2003. As we continue to expand our international operations, exposures to gains and losses from foreign currency fluctuations will increase. It has not been our practice to enter into foreign exchange contracts, but such contracts may be used in the future if we deem them to be an appropriate resource to manage our exposure to movements in foreign currency exchange rates.

Quantitative and Qualitative Disclosures About Market Risk

      Market risks relating to our operations result primarily from changes in interest rates and changes in foreign exchange rates. We monitor our interest rate and foreign exchange rate exposures on an ongoing basis. Historically, we have entered into interest rate hedging contracts and will continue to evaluate their appropriateness. As of December 31, 2003, we were not a party to any interest rate hedging contracts.

      It has not been our practice to enter into foreign exchange contracts, but such contracts may be used in the future if we deem them to be an appropriate resource to manage our exposure to movements in foreign currency exchange rates. We do not consider our current foreign exchange exposure, which is primarily related to changes between the U.S. dollar and the U.K. pound, to be material. Although the impact of changes in foreign exchange rates may have been significant to our revenues, cost of revenues and operating expenses when considered individually, the net impact on our results of operations has not been significant.

      The following table provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates as of September 30, 2004 by expected maturity dates.

	Interest Rate Sensitivity
	Principal Amount by Expected Maturity
	Average Interest Rate

						There-		Fair Value
	2004	2005	2006	2007	2008	after	Total	09/30/04

	(in thousands)
Liabilities
Long-term debt including current portion:
Variable rate debt LIBOR + 3% or Prime plus 1%	—	—	—	$21,430	—	—	$21,430	$21,430
Fixed rate debt — 10%	$500	$2,000	$2,000	$5,000	—	—	$9,500	$9,611
Fixed rate debt — 15.5%	—	—	—	—	—	$12,048	$12,048	$12,639

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANTS

      The Audit Committee of our board of directors dismissed Ernst & Young LLP as our independent public accountants, effective as of August 12, 2004.

      Ernst &Young’s reports on our financial statements for the two most recent fiscal years (i.e., the fiscal years ended December 31, 2003 and December 31, 2002) contained no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

      During our last two fiscal years and the subsequent interim period to the date hereof, there were no disagreements between us and Ernst &Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst &Young, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on our financial statements for such years. During such time period, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

      We provided Ernst &Young with a copy of the foregoing statements. Ernst & Young stated its agreement with such statements in a letter to the Securities and Exchange Commission dated August 12, 2004, which is filed as an exhibit to our Current Report on Form 8-K dated August 13, 2004.

      The Audit Committee of our board of directors appointed Grant Thornton, LLP as our independent public accountants, also effective as of August 12, 2004.

      During the last two fiscal years and the subsequent interim period until the date of their appointment, we did not consult Grant Thornton with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events as set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

      The change in accountants was made as a result of significant proposed rate increases in the auditing fees charged by Ernst & Young LLP.

OUR BUSINESS

Our Company

      We provide research services to governments and commercial clients in North America, Europe and Asia. We collect customer, market and demographic data by utilizing computer-assisted telephone interviews, internet-based data collection techniques, personal interviews, mail questionnaires, and other means. After collecting the data, we analyze, develop and present to our clients cohesive reports which provide insights regarding their programs, operations, products, or services. Our services are designed to help our clients manage and evaluate public policy programs and funding decisions, sell products, and improve their corporate image and competitive position. Our government clients include some of the largest U.S. federal agencies, including SAMHSA, USAID, CDC, HHS, and the National Science Foundation. We have served some of these clients for over 20 years. Our commercial clients include a diverse base of Fortune 500 corporations in the automotive, consumer goods and services, financial services, health care, information technology, retail and trade, and telecommunications industries. We have served the commercial research market since 1938. We also provide telemarketing services for clients in the membership services, financial services, information technology, and entertainment industries.

      For the nine months ended September 30, 2004, our revenues were $146.3 million, our operating income was $9.5 million and our earnings per share were $0.26. For the nine months ended September 30, 2003, our revenues were $133.5 million, our operating income was $8.0 million, and our earnings per share were $0.38. In the second quarter of 2004, we recorded a non-cash write-off of financing costs of $2.5 million in connection with a refinancing of our indebtedness, which reduced net income by $1.6 million and diluted earnings per share by $0.26. At September 30, 2004, our total backlog, which relates to both government and commercial contracts, was $298.0 million, of which $187.1 million related to unfunded U.S. federal and state government contracts. See “— Backlog” below.

      We currently have four segments for financial reporting purposes:

•	social research;

•	U.K. market research;

•	U.S. market research; and

•	teleservices.

      For financial information regarding each of our reportable segments, see “Selected Financial Information — Segments” in this prospectus.

Social Research

      In the social research segment, we perform research and provide information technology services, public health awareness services, and other research and consulting services primarily to agencies of the U.S. federal government and state and local governments. The majority of our government projects are in the areas of health, education and international aid. Our work benefits government policy decision makers and public healthcare professionals by providing them with the information, research and analysis they need to measure the effectiveness of existing social programs, assess the need for new programs, and provide constituents with useful information.

      Our reputation for providing quality services to our clients has allowed us to develop long-term relationships with our government agency clients. We believe that our extensive expertise with regard to social issues, such as substance abuse and HIV-AIDS awareness, enables us to provide reliable customer, market and demographic information and advisory services to clients.

      The following are examples of services we provide for our social research clients:

•	Our largest contract is with USAID, with which we have been working since 1985. This work, which is under contract for $107 million, extends from September 2003 to September 2008.

Under this contract we collect data on population, health, nutrition, fertility and family planning practices in developing nations throughout the world, enabling USAID, host countries and donor organizations to monitor and evaluate programs designed to improve health and nutrition conditions. We have performed this work in over 55 countries.

•	We work with the CDC for which we operate the National Program of Cancer Registries. This work, which is under contract for $3.7 million, extends from September 2004 to August 2007. Under this contract, we collect data via the internet on cancer incidence, which will provide CDC with epidemiological and statistical support in analyzing cancer incidence, mortality and risk factors. This contract with CDC is the second three-year contract we have entered into to perform this work. In 2003, we processed over 7 million cancer records under the prior contract with CDC. We also operate cancer registries for the Department of Defense and the states of Maryland and Delaware.

      Revenues from our social research segment were $115.6 million for the year ended December 31, 2003 and $95.9 million for the nine months ended September 30, 2004. Social research accounted for 64.4% of our total revenues for the year ended December 31, 2003 and 65.6% of our total revenues for the nine months ended September 30, 2004. For the nine months ended September 30, 2004, cost-reimbursable contracts represented approximately 63.5% of total social research revenues, fixed-price contracts represented approximately 24.0% of total social research revenues and time-and-materials contracts represented approximately 12.5% of total social research revenues.

      At September 30, 2004, our total social research backlog, which relates to both government and commercial contracts, was $279.5 million. Of our social research backlog at September 30, 2004, our unfunded backlog, which relates to unfunded U.S. federal and state government contracts, was $187.1 million.

U.K. Market Research

      Through our U.K. market research segment, we provide market research services and data management services to our commercial clients in the U.K. and Europe and our government client in the U.K. We create and host websites, utilizing the internet to gather and analyze data and disseminate survey information for our clients. Additionally, we provide other services to our clients such as customer satisfaction surveys, employment satisfaction surveys and market assessment surveys, and we have the ability to maintain research archives for our clients.

      The following are examples of services we provide for our U.K. market research clients:

•	We have created a program providing a customer satisfaction survey for a large multi-national information technology company and its distributors across Europe. We collect data through telephone interviews in approximately 30 countries for more than 300 business distributors. The survey results are disseminated on the internet, allowing information to be passed directly among our client, its distributors and us. We supply each distributor with a unique customer feedback survey, and we supply the management team of our client with a measurement of each distributor’s performance in dealing with end-user customers. Annual revenues for this project are approximately $500,000. This approach also is being used in projects for other clients.

•	We provide services to a department of the U.K. government by consolidating information from a number of disparate sources into a single database, which enables the client to analyze data relating to its operations over a period of years. This contract began in January 1998 for approximately $350,000 per year and has been extended through May 2006. We have a dedicated team of 13 employees working on this project, which currently generates annual revenues in excess of $2.0 million.

      Revenues from our U.K. market research segment were $20.5 million for the year ended December 31, 2003 and $16.7 million for the nine months ended September 30, 2004. U.K. market research accounted for 11.4% of our total revenues for the year ended December 31, 2003 and 11.4% of our total revenues for the nine months ended September 30, 2004.

      At September 30, 2004, our U.K. market research backlog was $9.4 million.

U.S. Market Research

      In the U.S. market research segment, we assist commercial clients in the evaluation, monitoring and optimization of their marketing and sales efforts, addressing issues such as customer loyalty and retention, customer satisfaction, market demand, market assessment, corporate image and competitive positioning.

      The following are examples of services we provide for our U.S. market research clients:

•	We are conducting a study in the United States for a leading global information technology company in which we will interview more than 4,000 business respondents and more than 2,000 consumer respondents for the purpose of measuring the brand ratings for our client and its competitors in the marketplace. The survey schedule, progress, questionnaire, data and reports are accessible through an electronic portal that is automatically updated on a daily basis. Reports will be provided to our client’s brand managers and to its management. The initial phase is expected to generate over $1.0 million in annual revenues, and we anticipate expanding this work to additional countries.

•	We have implemented a quality survey program that tracks new vehicle defects and owner customer satisfaction. The project is a continuous, multi-year tracking study for one of our U.S. clients, an automotive manufacturer engaged in a joint venture in mainland China. Data is collected through telephone interviews throughout China. Respondents are consumers who have taken ownership of vehicles within the past 90 days. The survey results are disseminated on the internet, allowing information to be passed directly to the client’s headquarters and its manufacturing, quality control and marketing business units. In the results of the survey, we provide quantitative data, qualitative analysis and verbatim comments from respondents. Launched in May 2004, we expect this project to generate annual revenues in excess of $400,000. We anticipate that this project will lead to new opportunities with this client in China and other countries.

      Revenues from our U.S. market research segment were $25.8 million for the year ended December 31, 2003 and $19.6 million for the nine months ended September 30, 2004. U.S. market research accounted for 14.4% of our total revenues for the year ended December 31, 2003 and 13.4% of our total revenues for the nine months ended September 30, 2004.

      At September 30, 2004, our U.S. market research backlog was $8.1 million. We expect our U.S. market research backlog to increase as companies continue to increase their market research budgets.

Teleservices

      In the teleservices segment, we provide telemarketing services for large volume clients in a variety of industries, including the membership services, financial services, information technology and entertainment industries. Presently, we provide primarily outbound telemarketing services, where we initiate a call and our objective is to sell a product or service. In addition, we have upgraded our call stations to enable us to provide inbound telemarketing services, where we accept incoming calls on behalf of our clients for information gathering, sales or other purposes. We have maintained relationships with several of our largest teleservices clients for many years.

      For the year ended December 31, 2003 revenues from our teleservices segment were $14.9 million, which accounted for 8.3% of our total revenues. For the nine months ended September 30, 2004, revenues from our teleservices segment were $10.2 million, which accounted for 6.9% of total revenues.

Competitive Advantages

      Our key competitive advantages are:

•	Recognized Market Leader. We believe we are a recognized leader in both social research and commercial market research. We have contracts with various agencies of HHS, including SAMHSA, which generate approximately $50 million in aggregate revenues per year, and with USAID, which generate approximately $20 million in aggregate revenues per year. Also, according to the August 2004 issue of Inside Research, we are ranked as the 16th largest market research company in the world based on 2003 market research revenues. We provide market research services to many multi-national Fortune 500 companies throughout North America, Europe and Asia. Our research professionals have direct access to many senior executives and provide highly regarded, reliable, value-added customer, market and demographic information and services which have resulted in our long-standing reputation as a premier service provider in the market research industry.

•	Long-Standing Relationships and Recurring Nature of Revenues. We have developed long-standing relationships with many of our clients. The five largest clients in our social research segment in 2003 have been working with us for an average of over 18 years. The five largest clients in our U.S. market research segment in 2003 have been working with us for an average of over 15 years. This is the result of our success in winning government contracts that are re-bid, the renewal of commercial projects, and new contracts and projects with existing clients. In 2003, approximately 87.5% of our revenues were derived from multi-year contracts and/or from clients for whom we have done work in each year in the three-year period ended 2003.

•	Diversified Client Base. We have more than 450 active contracts and task orders with various U.S. federal and state government agencies. Additionally, we have more than 1,000 engagements with commercial clients in over 13 different industries. While 16.7% of our revenues are attributable to our many contracts with SAMHSA, 12.2% of our revenues are attributable to USAID, and 9.7% of our revenues are attributable to one contract with USAID, our many other clients and discrete contracts represent a diverse source of revenues. Our diverse client base and our many discrete contracts generally lower our dependence on any one contract.

•	Diverse Service Offering. We have diverse service offerings that enable us to respond to a broad range of requests for proposals, attract additional business from our existing clients, and win bids and engagements from new clients. We believe that the diversity of our service offerings is attractive to clients who find it convenient to deal with one service provider for a wide range of services. See the full list of services we provide, along with brief descriptions of our services, under the heading “— Services,” below.

•	Track Record of Successful Acquisitions. More than $130 million of our 2003 revenues were derived from companies we acquired in the last six years. We have successfully integrated these acquisitions without disruptions to our business and we have been highly successful at retaining key senior executives from the acquired businesses. We believe that retaining senior executives from our acquisitions is important because they bring additional client relationships and professional capabilities.

•	Experienced Management Team. We have an experienced management team. Our executive officers have an average of approximately 20 years of experience in the research industry, and the majority of our executive officers have been with us or our predecessors for approximately 16 years. The knowledge, relationships and reputation of our management team help us maintain and build our client base.

Business Strategy

      Key elements of our business strategy are:

•	Further Expand Our Strong Presence in the Research Industry. We have established a leading position in the fragmented research industry through pioneering research since 1938. We believe the key to our success is exceptional client service and satisfaction. We intend to capitalize on our long-term client relationships and our reputation with our government and commercial clients to expand our relationships with existing clients and to attract new clients. We have a successful performance record and demonstrated technical expertise, both of which we believe give us credibility with prospective clients.

•	Integrate Research and Technology. We intend to grow our research business by using technology for gathering data, managing programs online, creating interactive real-time reporting systems and delivering analyses. By integrating research and technology, we are able to offer our clients faster access to information that is presented in a more user friendly manner. We are also able to increase our efficiency by using a common software platform to present data in a consistent manner across all of our business units. Our strategy of continuously utilizing technology to enhance our research also includes the use of the internet to improve set-up, management and communication of research programs, the continued use of our state-of-the-art call centers and the use of personal digital assistant, or PDA, devices for data collection in the field.

•	Pursue Acquisitions. Although we do not presently have any plans to acquire specific companies, we intend to pursue acquisitions in the social research and commercial research industries that complement our business. Acquisitions benefit our business because they bring senior executives who add professional capabilities and established client relationships. More than $130 million of our 2003 revenues were derived from companies we acquired in the last six years and we have been highly successful at retaining key senior executives from the acquired companies. We believe that the industry is fragmented and that we are highly desirable as an acquirer because of our culture and work environment.

•	Strengthen our Balance Sheet. We expect that the net proceeds from this offering will allow us to reduce our debt and that this offering will significantly increase the amount of equity on our balance sheet. Additionally, we expect that we may be able to negotiate more favorable terms from our existing lenders as a result of our recapitalization. If we are able to strengthen our balance sheet and obtain less restrictive debt covenants, we anticipate that we will have increased financial flexibility to pursue acquisition opportunities, using either borrowed money or our stock, that may not be currently available to us.

•	Enter into Strategic Alliances. We plan to augment our core research services by pursuing strategic alliances with other service providers in a manner that will allow us to share information and work together with our alliance partners when bidding on certain contracts. We believe that these strategic alliances will allow us to offer more services and thus enable us to bid on work that we may not be able to obtain otherwise.

Industry Overview

Government Research Industry

      We provide research services to many agencies within the government. Most of our contracts are with the following federal agencies:

•	HHS, including SAMHSA;

•	USAID;

•	CDC;

•	the National Science Foundation;

•	the Department of Education;

•	the Department of Housing and Urban Development;

•	the Department of Commerce; and

•	the Department of Defense.

      These agencies have experienced growth in expenditures over many years as the federal government has continued to increase funding to a broad range of social and domestic programs and defense activities. For example, there has been continuing and growing emphasis on public health issues and growing support for the government’s involvement in information dissemination, health promotion and disease prevention activities. We believe this increase has been caused by several key trends, including strong support among politicians, advocacy groups and the general public for improving the nation’s health status, as well as concerns about the rapid growth in U.S. healthcare costs. We believe that there is now a stronger national priority in support of foreign aid to promote the growth of democracy, reduce poverty rates, improve education and improve health conditions in developing countries. International efforts to combat public health issues such as HIV-AIDS infection is an area of growing emphasis and concern, and funding has increased to support these efforts.

Global Commercial Market Research Industry

      According to the “Communications Industry Forecast & Report” issued by Veronis Suhler Stevenson, the marketing information services industry grew from $15.0 billion in annual revenues in 1998 to $19.4 billion in annual revenues in 2003 and is expected to reach $27.4 billion in annual revenues in 2008. This represents an annual growth rate of 5.3% from 1998 to 2003 and a projected annual growth rate of 7.1%.

      According to the same report, the marketing information services industry grew 6.4% in 2003 over 2002, and growth is expected in the future as a result of companies strengthening their marketing efforts to take advantage of the improving economy. Going forward, we believe that market research firms that provide their clients with more flexible and customized products, integrating content, software and other services should be the most successful. We expect these clients to demand greater real-time access to data to facilitate their decision making.

      We believe that there will be spending growth in the commercial market research industry, driven by:

•	improving economic conditions;

•	the need for increased decision making support;

•	increased outsourcing of services;

•	globalization, which requires an in-depth knowledge of multiple markets;

•	shorter product life cycles to drive the need for faster and more accurate information; and

•	customer relationship management issues.

Telemarketing Industry

      According to the April 2002 IMAP “Focus Group Business Services Report,” outsourced call center industry revenue was $6.0 billion in 1995 and grew to over $27.0 billion in 2001. This report included a prediction of more modest annual growth of 4.4% from 2001 to 2008 as a result of economic and political conditions. Although growth in the industry has been slowed by “do not call” legislation and economic conditions, we believe the outsourced call center industry should continue to grow if the economy continues to recover and expand. Frost & Sullivan, in a report entitled North American Outsourced

Contact Center Services Market, estimated that outsourced call center revenue was $22.0 billion in 2002 and projected industry revenue to reach $25.7 billion by 2009.

Services

      A summary of our research services is set forth in the table below.

Type of Service	Segment	Brief Description

Demographic and Health Research	Social Research	Provides information in areas such as population, health, education and nutrition to assist government organizations in their efforts to monitor and evaluate programs and to make funding decisions.
Customer Loyalty and Retention	U.S. and U.K. Market Research/ Social Research	Captures and analyzes the perceptions and experiences of our clients’ customers and provides analysis and feedback on customer loyalty which we believe will help generate superior customer retention and business performance.
Market Assessment	U.S. and U.K. Market Research	Used to analyze and forecast market demand, trends and competition for new products and services.
Corporate Reputation and Branding	U.S. and U.K. Market Research	Assists our clients in managing their corporate and brand images and identifying and achieving optimal positioning in the marketplace.
Employee Survey Programs	Social Research/ U.K. Market Research	Provides comprehensive employee-related research services to measure employee satisfaction and assist our clients in their efforts to increase staff retention, reduce hiring and training costs, and improve customer service.
Information Technologies	Social Research/ U.S. and U.K. Market Research	Includes a variety of technology-based services such as computer security products, advanced internet services including a number of proprietary internet applications, database development and management, and information retrieval.
Advanced Analytics and Data Modeling	Social Research/ U.S. and U.K. Market Research	Allows us to focus on our clients’ business issues and the application of appropriate analytical tools.
Communications and Marketing Services	Social Research	Provides communication and marketing campaign development, brochure design and production, radio and television advertising, web site development, video development and broadcasting, and warehousing and distribution services.
Shared-Cost Programs	U.S. Market Research	Includes shared-cost telephone survey programs, marketed under the name “CARAVAN,” in which questions from a number of clients are combined in a series of interview questionnaires.

Type of Service	Segment	Brief Description

Data Collection and Processing	Social Research/ U.S. and U.K. Market Research	Combines research expertise and advanced telecommunications technology using facilities staffed with multilingual interviewers who use a common Computer Assisted Telephone Interviewing (CATI) system and internet based data collection techniques.
Management Consulting	Social Research	Assists our clients in their efforts to improve organizational effectiveness, develop management and leadership programs, and address opportunities and problem areas.
Training and Educational Technologies	Social Research	Offers training services to help organizations adapt to and capitalize on changing circumstances.
Outbound and Inbound Telemarketing	Teleservices	Provides primarily outbound telemarketing services to solicit individuals to purchase our clients’ products or services. Able to accept inbound telephone orders or collect information for our clients’ future marketing purposes.

Clients and Client Relationships

      Our largest clients in terms of revenues generated include prominent multinational corporations and agencies of the U.S. and U.K. governments. At times, we perform multiple projects for different subsidiaries or business units of the same client. In general, our clients have the right to terminate our engagements at any time, with the expectation of cost recovery for work completed by us. We may perform services for our commercial clients pursuant to verbal understandings, project terms that are outlined in writing, purchase orders, or detailed written contracts. Most commercial projects are completed within a few months, but we may complete some projects in just several days or in as long as several years. Our arrangements with government clients are in the form of detailed contracts. Most government contracts are completed over a one- to five-year period.

      Our largest single client, SAMHSA, accounted for 14.6% of revenues in 2001, 15.6% of revenues in 2002, 16.9% of revenues in 2003, 16.7% of revenues in the first nine months of 2004, and an average of 15.7% of our revenues for the past three years. We have 25 contracts with SAMHSA, none of which constitutes more than 4.2% of our revenues. We have contracts with each of the three component centers within SAMHSA: the Center for Mental Health Services, the Center for Substance Abuse Prevention and the Center for Substance Abuse Treatment. We provide a wide variety of services to SAMHSA’s three centers. Our services relate to substance abuse and mental health issues, including quantitative and qualitative research, evaluation of program effectiveness, development and operation of public health websites, and dissemination of public health materials and messages. Our second largest single client, USAID, accounted for 10.7% of revenues in 2001, 10.6% of revenues in 2002, 11.4% of revenues in 2003, 12.2% of revenues in the first nine months of 2004, and an average of 10.9% of our revenues for the last three years. We have three major contracts with USAID. Our largest contract with USAID began in September 2003 and extends through September 2008 and is a cost-plus-award-fee contract to perform demographic and health surveys in developing countries. We perform our second major contract with USAID as a subcontractor. This contract began in September 2003 and extends through September 2008 and is a cost-plus-fixed-fee contract to evaluate the effectiveness of public health interventions in developing countries. Our evaluations are used by the government of the developing country, USAID and other organizations to assist in resource allocation decisions. The third major contract with USAID began in September 2004 and extends through September 2009 and is a time-and-materials contract under which we provide technical assistance to non-governmental charitable organizations in the area of children’s health programs. In addition, revenues generated by our teleservices business segment were from two key clients. See “— Government Contracts” below for a discussion of the types of contracts we have with the U.S. federal government.

Government Contracts

      During the year ended December 31, 2003, approximately 53.1% of our revenues were attributable to contracts with various departments and agencies of the U.S. federal government. The funding of government programs depends on Congressional appropriations. Congress generally appropriates funds on a fiscal year basis, even though a program may be designed to continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

      Generally, government contracts are subject to oversight audits by government representatives. Provisions in these contracts permit termination, in whole or in part, without prior notice, at the government’s convenience. Compensation in the event of a termination for convenience is limited to work completed at the time of termination. In the event of a termination, the contractor will receive an allowance for profit on the work performed. In general, all of our clients, including the U.S. federal government, have the right to terminate their contracts with us at any time. In addition to this general right to terminate, all contracts with the U.S. federal government contain provisions, and/or are subject to laws and regulations, that give the government rights and remedies not typically found in our commercial contracts, including rights that allow the government to:

•	claim rights in and ownership of products and systems that we produce;

•	adjust contract costs and fees on the basis of audits completed by its agencies;

•	suspend or debar us from doing business with the U.S. federal government; and

•	release information obtained from us in response to a Freedom of Information Act request.

      Our U.S. federal government contracts include fixed-price contracts, time-and-materials contracts and cost-reimbursement contracts, including cost-plus-fixed-fee, cost-plus-award-fee and cost-plus-incentive-fee.

•	Fixed-price Contracts. This type of contract provides for a firm pricing arrangement established by the parties at the time of contracting. These contracts are not subject to adjustment by reason of costs incurred in the performance of the contract. With this type of contract, we assume the risk that we will be able to perform at a cost below the fixed-price, except for costs incurred because of contract changes ordered by the client.

•	Time-and-Materials Contracts. This type of contract provides for the provision of supplies or services on the basis of (1) direct labor hours at specified hourly rates that include direct and indirect costs, such as wages, overhead, general and administrative expenses, and profit, and (2) materials at cost. With these contracts, we assume the risk that we will be able to perform at the negotiated hourly rates.

•	Cost-reimbursement Contracts. This type of contract calls for payment to the contractor of allowable incurred costs to the extent provided in the contract. There are three variations of this type of contract:

•	Cost-plus-fixed-fee contracts provide for payment to us of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract poses less risk than a fixed price contract, but our ability to win future contracts from the procuring agency may be adversely affected if we fail to perform within the maximum cost set forth in the contract.

•	Cost-plus-award-fee contracts provide for a fee consisting of a base amount (which may be zero) fixed at inception of the contract and an award amount, based upon the government’s satisfaction with our performance under the contract. With this type of contract, we assume the risk that we may not be awarded the award fee, or that we may be awarded only a portion of it, if we do not perform satisfactorily.

•	Cost-plus-incentive-fee contracts provide for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs. As is the case with all cost-reimbursement contracts, we assume the risk that, if our costs are not allowable under the terms of the contract or applicable regulations, we may not be able to recover the costs.

      We are subject to various statutes and regulations governing government contracts. These statutes and regulations carry substantial penalty provisions, including suspension or debarment from government contracting or subcontracting for a period of time, if we are found to have violated any of these regulations. Among the causes for debarment are violations of various statutes, including those related to the following:

•	procurement integrity;

•	export control;

•	government security regulations;

•	employment practices;

•	protection of the environment;

•	accuracy of records; and

•	recording of costs.

      We carefully monitor all of our contracts and contractual efforts to minimize the possibility of any violation of these regulations.

      As a government contractor, we are subject at any time to government audits, inquiries and investigations. We generally are subject to audits for up to three years following the final payment under our U.S. federal government contracts. We have experienced minimal audit adjustments over the past ten years. HHS has completed its indirect cost-rate audit through the year ended December 31, 2002.

      We believe that the social research markets in which we participate will continue to be important to the government in future years. We cannot assure you, however, that federal appropriations will continue to exist at their current levels or that our services will be utilized in the future.

Competition

      For business to business market research, we believe that we compete for clients based on a variety of factors, including the following:

•	name recognition;

•	reputation;

•	expertise in a variety of industries;

•	ability to access executives and other key constituencies;

•	ability to collect accurate and representative data;

•	ability to enhance the value of the data collected through analysis and consulting;

•	technological competence;

•	reliability;

•	promptness; and

•	efficiency.

      In our experience, our typical clients are interested in the quality and utility of the service received, as well as price.

      For consumer market research services, we regularly experience significant competition from a large number of competitors, including marketing and research departments of various companies, advertising agencies and business consulting firms. Price, reputation, and quality of service are the dominant considerations.

      For social research services, we compete with a large number of firms that vary in size as well as with not-for-profit organizations. The competition varies depending upon the agency for which the work is being conducted and the services to be provided. Technical competence is the key differentiator.

      For outbound telemarketing services, we compete with a large number of telemarketing companies. Quality and reliability of service are the key differentiators.

      Many other firms provide some of the services that we provide. While bidding on a project we may find ourselves at a competitive disadvantage. In some circumstances, a competitor has an advantage over us because:

•	the competitor has a lower cost structure or profit objective which enables it to offer lower prices;

•	the competitor is larger and better known than we are and therefore may be perceived as being able to offer more services and handle larger contracts;

•	the competitor has expertise in niche areas that may be more attractive to potential clients;

•	the competitor has a larger sales force that may result in more aggressive selling of services;

•	the competitor has product offerings that may be more attractive to some clients; and

•	the competitor has what is perceived as superior technology, methodologies or proprietary approaches that may enable it to provide services that we cannot.

Any one or more of these advantages may influence the decision of one of our clients or potential clients to obtain services from a competitor rather than from us.

Segment Information

      Information regarding financial data by operating and geographic segments, including revenues from external customers, is set forth under “Selected Financial Data — Segments” in this prospectus.

Backlog

      At September 30, 2003 and September 30, 2004 our backlog was as follows:

Segment	September 30, 2003	September 30, 2004

Social Research:
Funded	$108,928,000	$92,403,000
Unfunded	190,787,000	187,083,000

Total Social Research	299,715,000	279,486,000
U.S. Market Research	5,985,000	8,075,000
U.K. Market Research	6,907,000	9,366,000
Other	803,000	1,023,000

Total	$313,410,000	$297,950,000

      We define backlog as the total contract value of our engagements that our management believes to be firm less previously recognized revenues. Our backlog includes the amounts of our commercial contracts, the funded and unfunded amounts of our government contracts, and options to renew or extend government contracts that we expect our clients to exercise. Congress generally appropriates funds for a particular program or contract on a yearly basis, even though contracts may call for performance that is expected to take a number of years. Our funded backlog in our social research segment consists of the amounts of: (1) our U.S. federal government contracts that have been appropriated by Congress and funded by the client agency; (2) our state and local government contracts that have been appropriated by the applicable government entity; and (3) our commercial contracts. Unfunded backlog includes the full value of our government contracts in our social research segment less funded backlog applicable to those contracts.

      The amount of our total backlog and funded backlog may vary as a result of the execution of new contracts or the extension of existing contracts, exercise of options, reductions from contracts that end or are completed, reductions from the early termination of contracts and adjustments to estimates of previously included contracts. The amount of our funded backlog is also affected by the funding of the U.S. federal government.

      At December 31, 2003, backlog in our market research business was $10.6 million, as compared to $13.8 million at December 31, 2002. All of the 2003 backlog in the market research business is expected to be recognized as revenues by December 31, 2004. Social research backlog at December 31, 2003 was $286.2 million, as compared to $211.6 million at December 31, 2002. Revenues from social research backlog are expected to be recognized over the next five years. Our engagements generally are terminable by the client at any time, with the expectation of cost recovery for work completed by us.

Employees

      At September 30, 2004, we employed a total of approximately 1,540 full-time employees and 424 full-time equivalent part-time hourly employees. The part-time employees work as telephone and field interviewers and data processors. At September 30, 2004, of the full-time employees, approximately 932 were professionals engaged in direct client service, 340 were telemarketing representatives, and 268 were engaged in support, administration and executive oversight.

      None of our employees are subject to a collective bargaining agreement, nor have we experienced any work stoppages. We believe that our relationship with our employees is good.

Properties

      Our executive offices are located in leased space in Princeton, New Jersey. We lease additional facilities throughout the world. The following table sets forth information relating to these properties:

Operating Unit	Location	Facility Usage

U.S. Market Research	Princeton, New Jersey Maumee, Ohio Arlington Heights, Illinois Tucson, Arizona Tampa, Florida Reno, Nevada	Worldwide Headquarters, Research Location Research Location Research Location Telephone Interviewing Facility Telephone Interviewing Facility Telephone Interviewing Facility

U.K. Market Research	London, U.K. Manchester, U.K.	U.K. Market Research Headquarters, Research Location, and Telephone Interviewing Facility Research Location

Operating Unit	Location	Facility Usage

Asia Market Research	Hong Kong Shanghai, China Seoul, Korea Taipei, Taiwan	Asia Market Research Headquarters, Research Location and Telephone Interviewing Facility
Sales Office and Research Location
Country Headquarters, Research Location, and Telephone Interviewing Facility
Country Headquarters, Research Location, and Telephone Interviewing Facility

Mexico Market Research	Mexico City, Mexico	Country Headquarters, Research Location

Teleservices	Lansing, Illinois Topeka, Kansas St. John, Missouri Dayton, Ohio	ORC ProTel Headquarters, Customer Contact Facility Customer Contact Facility Customer Contact Facility Customer Contact Facility

Social Research	Calverton, Maryland Burlington, Vermont St. Albans, Vermont New York, New York Bethesda, Maryland Plattsburgh, New York Atlanta, Georgia Rockville, Maryland Columbia, Maryland	ORC Macro Headquarters, Research Location
Telephone Interviewing Facility and Research
Location
Telephone Interviewing Facility
Research Location
Research Location
Telephone Interviewing Facility
Research Location
Research Location and Multi-media
Production Facility
Warehouse

      Our U.S. telephone interviewing facilities serve both our U.S. market research and our social research operating units.

      We presently have a combined total of 719 computer assisted telephone interviewing stations worldwide dedicated to market research and an additional 345 telemarketing stations. All of these facilities are equipped with state-of-the-art hardware and software.

      We believe that our properties are sufficient for our current operational needs.

Legal Proceedings

      On December 2, 2004, several persons who purport to be stockholders of our company filed a derivative complaint against us and our directors in the Chancery Court of the State of Delaware. The plaintiffs allege, among other things, that this offering is unfairly dilutive to their holdings of our common stock and that the purchase price we intend to pay for the LLR Interests constitutes a waste of corporate assets. The complaint further alleges that, in approving the offering and the repurchase of the LLR Interests, our directors did not act on our behalf or on behalf of our stockholders but, rather, breached their fiduciary duties of good faith and loyalty to us and our stockholders. The plaintiffs seek the following:

•	a declaration that our directors have violated their fiduciary duties;

•	to enjoin this offering and the proposed repurchase of the LLR Interests or, if these transactions are completed, to either rescind the transactions or compel the payment of unspecified damages;

•	an accounting from the defendants, jointly and severally, to us, the plaintiffs and our other stockholders for all monetary damages suffered by us by reason of the alleged misconduct;

•	the award of costs and disbursements of their action, including reasonable attorneys’ and experts’ fees; and

•	such other and further relief as the court may determine is just and proper.

      We believe this suit is without merit and intend to vigorously defend against it.

      Except for the foregoing lawsuit, we are not a party to any litigation that we believe could have a material adverse effect on us.

Our History

      We were established in 1938 to apply the principles of general public opinion polling to marketing issues facing America’s largest companies. We completed our initial public offering in October 1993. Between 1993 and 1997, as part of our strategy to expand internationally, we established our presence in the United Kingdom, Asia and Mexico through various acquisitions. In January 1998, we acquired ProTel Marketing, Inc., a telemarketing company based in Lansing, Illinois. In May 1999, we acquired Macro International Inc., a research, consulting and technology company based in the Washington, D.C. area. The acquisition of Macro International Inc. substantially increased our presence in the public sector. In August 2000, we acquired C/J Research, Inc., and in October 2000, we acquired Social and Health Services, Ltd. The two acquisitions in 2000 allowed us to expand our service offerings into the areas of consumer research and communications services and to further expand in the area of information management.

MANAGEMENT

Directors and Executive Officers

      Our directors and executive officers, their ages and their positions with us, are as follows:

Name	Age	Title

John F. Short	60	Chairman of the Board and Chief Executive Officer; Director
Frank J. Quirk	63	President of Opinion Research Corporation and Chief Executive Officer of ORC Macro; Director
Douglas L. Cox	59	Executive Vice President and Chief Financial Officer
Richard I. Cornelius	43	Senior Vice President of Opinion Research Corporation and Managing Director of O.R.C. International Ltd. (U.K.)
Kevin P. Croke	46	Executive Vice President and Director of Finance
E. Wayne Holden	47	Senior Vice President of Opinion Research Corporation and President of ORC Macro
Ruth R. Wolf	67	Executive Vice President of Opinion Research Corporation and Chief Executive Officer of ORC ProTel
Dale J. Florio	49	Director
John J. Gavin	48	Director
Brian J. Geiger	61	Director
Stephen A. Greyser, D.B.A.	69	Director
Steven F. Ladin	58	Director
Robert D. LeBlanc	55	Director
Seth J. Lehr	48	Director

      Our by-laws provide for the board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. The terms of Messrs. Short, Greyser and Geiger continue until 2005, the terms of Messrs. Quirk and LeBlanc run until 2006 and the terms of Messrs. Florio and Ladin continue until 2007. Messrs. Lehr and Gavin were elected by the holders of our Series B Preferred Stock pursuant to the terms of the Series B Preferred Stock. Messrs. Gavin and Lehr have agreed to resign from our board of directors upon our repurchase of the LLR Interests.

      Below is a short summary of the business experience of each of our directors and executive officers:

      Mr. Short has served as our Chief Executive Officer and Chairman of our board of directors since 1999. Mr. Short joined our company and was appointed as our Chief Financial Officer in 1989. He was elected to the board of directors in 1991. Mr. Short was later appointed Vice Chairman in 1992 and President in 1998. Prior to joining our company, Mr. Short served as the Chief Financial Officer of Hay Systems, Inc., a management consulting company and a wholly owned subsidiary of the Hay Group.

      Mr. Quirk has served as our President since November 2003 and was elected to our board of directors in June 2000. Mr. Quirk joined our company in 1999 with the acquisition of ORC Macro, where he served, and continues to serve, as the Chief Executive Officer since 1980. Under his direction ORC Macro has grown from $3 million in annual revenues to over $115 million in 2003. Mr. Quirk received an M.B.A. from Cornell University.

      Mr. Cox has served as our Executive Vice President and Chief Financial Officer since October 1998 and as our Secretary since 1999. Prior to joining us, Mr. Cox spent ten years as Senior Vice President and Chief Financial Officer of Elf Atochem North America, Inc., a specialty chemical company. Mr. Cox serves on the board of directors of Daou Systems, Inc., a publicly traded information technology consulting company. Mr. Cox holds an M.B.A. from the Wharton School of the University of Pennsylvania.

      Mr. Cornelius has served as Managing Director of O.R.C. International Ltd. since 2003. Mr. Cornelius joined us in 1993 when we acquired Gordon Simmons Research Group Limited, a U.K. research company. Mr. Cornelius was appointed Managing Director of Gordon Simmons Research in 1996, Deputy Managing Director of our combined U.K. operations in 1998, and Managing Director of O.R.C. International Ltd. in 2003.

      Mr. Croke has served as our Executive Vice President since 1998 and as our Treasurer since 1999. Mr. Croke joined us in 1991 as Controller, and he has since served in various capacities in our finance department. Mr. Croke served as our Director of Finance from 1995 until his appointment as Executive Vice President in 1998. Mr. Croke holds an M.B.A. from Case Western Reserve University.

      Dr. Holden has served as the President of ORC Macro since 2003. He joined us in 1999 with our acquisition of ORC Macro, in which he then held the position of Technical Director. In 2002, Dr. Holden was appointed Senior Vice President and Managing Director of our Applied Research Division. Dr. Holden holds a Ph.D. in Clinical/ Community Psychology from the University of South Carolina.

      Ms. Wolf has served as the Chief Executive Officer of ORC ProTel since 1998. She joined us in 1998 with our acquisition of ORC ProTel, which she co-founded in 1988. Ms. Wolf has over 30 years of experience in telemarketing.

      Mr. Florio was elected to our board of directors in July 1999. Mr. Florio is an attorney and co-founder of the Princeton Public Affairs Group, a firm specializing in public relations, public affairs, and government relations. Immediately prior to co-founding the Princeton Public Affairs Group in 1987, Mr. Florio was responsible for managing Philip Morris’ state and local government affairs program throughout all 50 states. Before joining Philip Morris, Mr. Florio served as federal public affairs representative with the National Association of Manufacturers and as an administrative assistant to a member of the New Jersey General Assembly. Mr. Florio received a law degree from Seton Hall Law School.

      Mr. Gavin was elected to our board of directors by the holders of our Series B Preferred Stock in October 2000 pursuant to the terms of the Opinion Research Corporation Designation of Series B Preferred Stock. Until February 2004, Mr. Gavin was President and Chief Operating Officer of Right Management Consultants, Inc. Right Management Consultants, Inc. is the world’s largest career management and outplacement firm with revenues in excess of $450 million. Mr. Gavin joined Right Management Consultants, Inc. in 1996 as Executive Vice President. Prior to joining Right Management Consultants, Inc., Mr. Gavin was a Partner with Andersen Worldwide. Mr. Gavin joined Andersen Worldwide in 1978 and was made Partner in 1990. Mr. Gavin serves on the boards of directors of Catholic Health East and Interline Brands, Inc., a direct marketing and specialty distribution company, and is on the Advisory Board of Temple University’s School of Business. Mr. Gavin is a certified public accountant.

      Mr. Geiger was elected to our board of directors in December 2003. Mr. Geiger is a Managing Director with the Hermes Group, a private merchant banking firm. Prior to joining the Hermes Group Mr. Geiger was Executive Vice President and Chief Financial Officer of Claneil Enterprises, Inc., a privately owned, diversified holding company investing in both publicly and privately held corporations, from November 1997 to March 2004. Prior to joining Claneil, he was Vice President Finance and Chief Financial Officer for The Liposome Company, Inc., a Princeton, New Jersey based biopharmaceutical company. Prior to joining Liposome in 1995, Mr. Geiger spent 24 years with Johnson & Johnson, serving as Chief Financial Officer for various Johnson & Johnson companies. Mr. Geiger currently serves on the board of directors of Immunicon Corporation, a publicly traded medical diagnostics company, and is also a member of the board of advisors of FEI Corporation, a women’s healthcare company. Mr. Geiger received an M.B.A. from Seton Hall University and is a certified management accountant.

      Professor Greyser has been a member of our board of directors since 1993. Professor Greyser is the Richard P. Chapman Professor (Marketing/Communications) Emeritus at Harvard Business School, where he has been on the faculty for over 35 years. Professor Greyser was associated with the Harvard Business Review for 35 years as an editor, a research director, Editorial Board Secretary and Chairman.

Since 1972, Professor Greyser has been a Trustee or member of the Executive Director’s Council of the Marketing Science Institute, a non-profit business-supported research center in marketing, and from 1972 through 1980 he served as its Executive Director. From 1985 through 1993, Professor Greyser served on the board of directors of the Public Broadcasting Service, where he was Vice Chairman from 1991 through 1993. In addition, Professor Greyser has served on a number of other corporate and non-profit boards. Professor Greyser received M.B.A. and D.B.A. degrees from Harvard University.

      Mr. Ladin was elected to our board of directors in December 2003. Mr. Ladin retired in 2004 as Chairman, President and Chief Executive Officer of Clinical Analysis Corporation, or CAC, a medical diagnostic products development company. Prior to joining CAC in 2002, Mr. Ladin was Vice President and Chief Financial of Sybron Chemicals, Inc., a specialty chemical company, for three years. Prior to joining Sybron Chemicals in 1998, Mr. Ladin was Controller of Dupont Merck Pharmaceuticals Company since its inception in 1990. Mr. Ladin joined DuPont Merck Pharmaceuticals after 14 years with DuPont in various financial positions. Mr. Ladin has public accounting experience with Arthur Andersen & Co. and serves on the Board of Trustees of Delaware Hospice, Inc. Mr. Ladin is a certified public accountant.

      Mr. LeBlanc was elected to our board of directors in December 2003. Mr. LeBlanc retired in March 2003 as President and Chief Executive Officer of Handy & Harman, a diversified industrial manufacturer, and Executive Vice President and a Director of Handy & Harman’s parent company, WHX Corporation. Prior to joining Handy & Harman in 1996, Mr. LeBlanc spent 12 years with Elf Atochem North America, a specialty chemicals company, where he was an Executive Vice President. Mr. LeBlanc currently serves on the board of directors of Church & Dwight Co., Inc., a publicly traded consumer goods manufacturing company.

      Mr. Lehr was elected to our board of directors by the holders of our Series B Preferred Stock in October 2000 pursuant to the terms of the Opinion Research Corporation Designation of Series B Preferred Stock. Mr. Lehr is a founding partner of LLR Equity Partners, L.P., a $260 million private equity fund founded in 1999. Prior to forming LLR, Mr. Lehr was a Managing Director and group head of the investment banking division of Legg Mason Wood Walker from 1992 to 1999. Mr. Lehr currently serves on the board of directors of ICT Group, Inc., a publicly traded telemarketing company. Mr. Lehr is involved in a number of charitable activities and has served on various community boards. Mr. Lehr received his M.B.A. from the Wharton School of the University of Pennsylvania.

Compensation of Directors

      For 2003, each director who was not one of our employees, which we sometimes refer to in this prospectus as an outside director, was entitled to receive $15,000 per year. In addition, each outside director was paid $5,000 for chairing a committee, $1,500 for each board meeting attended, and $1,250 for each committee meeting attended. All directors were entitled to be reimbursed for incidental travel expenses incurred in attending board and committee meetings.

      Pursuant to our 1997 Stock Incentive Plan, we automatically grant to each outside director the “formula number” of shares of common stock during each year. The exercise price for these options is equal to the fair market value of the underlying shares on the date of grant. The options are non-qualified stock options.

      The outside directors’ options become exercisable on the first anniversary of the date of grant, provided the outside director is a member of the board of directors on that date. The “formula number” of the stock option grants for 2003 was 5,000 for each director. In addition, during each year each director who chairs a committee is granted options to purchase an additional 5,000 shares of common stock.

Committees and Meetings of the Board of Directors

      Our business is managed under the direction of our board of directors, which meets regularly during the year to review significant developments affecting our business and act on matters requiring the board of directors’ approval. The board of directors met seven times during the year ended December 31, 2003, took certain actions by unanimous consent and held periodic informal telephonic updates. All directors attended at least seventy-five percent of the meetings of the board of directors and the committees of which they are members.

      The board of directors has established the six standing committees set forth below:

•	an Executive Committee;

•	an Audit Committee;

•	a Compensation Committee;

•	a Stock Option Committee (Executive Officers);

•	a Stock Option Committee (Non-Executive Officers); and

•	a Nominating Committee.

      The Audit Committee, Compensation Committee and Nominating Committee have the responsibilities set forth in written charters adopted by the board of directors. We make available copies of each of these charters on our website, which is located at www.opinionresearch.com. We do not include the information contained in our website as part of, or incorporate such information in, this prospectus.

The Executive Committee

      The Executive Committee was established to perform such duties as the board of directors may from time to time direct and, with certain limitations, to exercise the authority of the full board of directors. Mr. Short (Chairman) and Professor Greyser serve as members of the Executive Committee. The Executive Committee did not meet during 2003.

The Audit Committee

      The Audit Committee’s purposes are to provide independent review and oversight of our financial reporting processes and financial statements, the system of internal controls, the audit process and results of operations and our financial condition. In doing so, the Audit Committee is responsible for providing an open avenue of communication between the board of directors, management and the independent auditors. In connection with its responsibilities, the Audit Committee is directly and solely responsible for the appointment, compensation, retention, termination, and oversight of the independent auditors. Messrs. Ladin (Chairman), Gavin and Geiger, all of whom have been determined to be independent by our board of directors under applicable Nasdaq National Market listing standards and SEC rules, serve as members of the Audit Committee. We expect that an existing independent member of our board of directors who is qualified to serve on the Audit Committee will replace Mr. Gavin after he resigns following our anticipated repurchase of the LLR Interests. The board of directors has determined that Mr. Ladin qualifies as an “audit committee financial expert,” as defined in SEC rules. In addition, each of the other members of the Audit Committee may also qualify as an audit committee financial expert. The Audit Committee met seven times during 2003.

      The Audit Committee Charter provides that the Audit Committee must pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services, and other services. The Audit Committee has delegated pre-approval authority to the Chairman, and the Chairman must report any pre-approval decisions to the Audit Committee at its next meeting.

The Compensation Committee

      The Compensation Committee is responsible for establishing salaries, bonuses and other compensation for our executive officers. Professor Greyser (Chairman) and Messrs. Florio and LeBlanc serve as members of the Compensation Committee. The Compensation Committee met two times during 2003. The board of directors has determined that all members of the Compensation Committee are independent under applicable Nasdaq National Market listing standards.

The Stock Option Committees

      The Stock Option Committee (Executive Officers) and the Stock Option Committee (Non-Executive Officers) together serve as the Committee described in the 1997 Stock Incentive Plan (the “Plan”). The Stock Option Committee (Executive Officers) administers the Plan solely with respect to persons who are directors or principal officers as defined in the Plan, and the Stock Option Committee (Non-Executive Officers) administers the Plan solely with respect to other persons. Professor Greyser (Chairman) and Messrs. Florio and LeBlanc serve as members of the Stock Option Committee (Executive Officers). Mr. Short serves as the Stock Option Committee (Non-Executive Officers).

Nominating Committee

      The Nominating Committee was established to consider and make recommendations to the board of directors regarding board qualifications, structure and membership. Professor Greyser (Chairman) and Messrs. Florio and LeBlanc serve as members of the Nominating Committee. The Nominating Committee met twice during 2003 and interviewed prospective new members of the board of directors in separate meetings. The board of directors has determined that all of the members of the Nominating Committee are independent under applicable Nasdaq National Market listing standards.

Management Compensation

Summary Compensation Table

      The following table sets forth, for our last three fiscal years, the cash compensation paid by us, as well as certain other compensation paid or accrued for those years, to the following named executive officers.

					Long-Term
					Compensation
		Annual Compensation			Awards

		Salary	Bonus	Other Annual	Shares Subject to	All Other
Name and Principal Position	Year	($)	($)	Compensation ($)(1)	Options (#)	Compensation ($)(2)

John F. Short	2003	445,495	—	—	—	55,581	(3)(4)
Chairman and CEO	2002	443,485	262,500	3,753	50,000	56,220	(3)(4)
	2001	435,813	—	13,696	—	55,559	(3)(4)

Frank L. Quirk	2003	281,540	88,350	—	—	12,000
President — ORC	2002	245,726	85,800	—	—	12,000
CEO — ORC Macro	2001	248,665	62,600	—	—	10,588

James C. Fink (5)	2003	296,456	—	—	—	—
Vice Chairman	2002	296,751	—	—	—	—
	2001	120,420	—	—	—	—

Douglas L. Cox	2003	245,167	20,000	—	10,000	6,000
Executive Vice	2002	224,480	70,000	—	—	5,764
President and Chief	2001	222,537	—	43,533	1,800	5,100
Financial Officer

Ruth R. Wolf	2003	225,000	56,000	—	—	—
Executive Vice	2002	225,000	52,890	—	—	—
President — ORC	2001	222,404	75,000	—	1,000	—
CEO — ORC ProTel

(1)	Amounts in this column represent the dollar value of the difference between the price paid by the named executive officer for shares of our common stock purchased under the Opinion Research Corporation Stock Purchase Plan for Non-Employee Directors and Designated Employees and Consultants (the “Non-Qualified Plan”) and the fair market value of such shares on the date of purchase. The Non-Qualified Plan provides for purchases of the common stock at the same percentage discount as is offered to all qualified employees under the Opinion Research Corporation Employee Stock Purchase Plan.

(2)	Amounts in this column consist of contributions by us under various profit sharing and retirement plans for each named executive officer.

(3)	Includes payments by us on behalf of Mr. Short of $4,313 to cover the premiums payable on a supplemental disability policy and a matching payment under our Defined Contribution Plan of $5,125 in 2003, $5,764 in 2002 and $5,100 in 2001.

(4)	We have an agreement with a trust established for the benefit of the children of Mr. Short whereby we pay certain premiums on life insurance policies on Mr. Short, to which the trust is the beneficiary. Mr. Short received taxable income of $46,143 in 2003 in order to maintain the policy. We paid premiums on behalf of Mr. Short of $46,143 in 2002 and $46,146 in 2001. We are entitled to the repayment of the premiums paid on these insurance policies upon maturity.

(5)	Dr. Fink rejoined us in August 2001 and resigned from his position with us effective November 30, 2004.

Stock Option Grants During 2003

      The following table contains information concerning the grant of stock options to the named executive officers. We do not have any plans pursuant to which stock appreciation rights, or SARs, may be granted.

Option Grants in 2003

	Individual Grants

	Number of					Potential Realizable Value
	Securities		% of Total			at Assumed Annual Rates
	Underlying		Options			of Stock Price Appreciation
	Options		Granted To	Exercise of		for Option Term(1)
	Granted		Employees in	Base Price	Expiration
Officer’s Name	(#)		2003	($/Sh)*	Date	5% ($)	10% ($)

John F. Short	—		0%	—	—	—	—
Douglas L. Cox	10,000	(2)	18.2%	5.10	01/07/10	20,762	48,385
Frank L. Quirk	—		0%	—	—	—	—
James C. Fink(3)	—		0%	—	—	—	—
Ruth R. Wolf	—		0%	—	—	—	—

*	All options have an exercise price equal to or greater than the market price of the common stock on the date of grant.

(1)	Illustrates value that might be realized upon exercise of options immediately prior to the expiration of their term, assuming specified compounded rates of appreciation on the common stock over the term of the options. Assumed rates of appreciation are not necessarily indicative of future stock performance.

(2)	The options are exercisable in three equal annual installments beginning on January 7, 2004.

(3)	Dr. Fink resigned from his position with the Company effective November 30, 2004.

Stock Option Exercises and Holdings During 2003

      The following table sets forth information related to options exercised during 2003 by the named executive officers and the number and value of options held at December 31, 2003 by such individuals. We do not have any plan pursuant to which SARs may be granted.

Aggregated Option Exercises in 2003

and Option Values at December 31, 2003

			Number of Securities
			Underlying		Value of Unexercised In-
	Shares		Unexercised Options at		The-Money Options at
	Acquired on	Value	December 31, 2003 (#)		December 31, 2003 ($)(1)
	Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

John F. Short	—	—	215,000	16,667	131,883	20,834
Douglas L. Cox	—	—	64,533	7,267	112,653	8,467
Frank J. Quirk	—	—	—	—	—	—
James C. Fink(2)	—	—	1,168	—	1,600	—
Ruth R. Wolf	—	—	667	333	—	—

(1)	The closing price of our common stock on the Nasdaq National Market on December 31, 2003 was $6.37.

(2)	Dr. Fink resigned from his position with us effective November 30, 2004.

Employment Agreements

      Mr. Short has an employment agreement with us providing for an annual salary that is subject to annual increases during the term of the agreement, as determined by the Compensation Committee of our board of directors. In addition, Mr. Short is eligible to receive incentive compensation as determined by the Compensation Committee of the board of directors. The agreement provides that in the event Mr. Short’s employment is terminated by us without cause or Mr. Short terminates the employment for “cause” (as defined in the employment agreement), in addition to his compensation through the date of such termination, he is to receive an immediate cash payment equal to two times his annual base compensation, unless such termination occurs within 24 months after a change in control (as defined in the employment agreement), in which case Mr. Short shall receive an immediate cash payment equal to two and one-half times his annual base compensation.

      Messrs. Cox, Quirk and Fink and Ms. Wolf have employment agreements with us providing for annual salaries that are subject to annual increases during the term of the agreements, as determined by our Chief Executive Officer and approved by the Compensation Committee of the board of directors. In addition, they are eligible to receive incentive compensation in accordance with short-term and/or long-term incentive compensation programs established by us from time to time. The employment agreements of Messrs. Cox, Quirk and Fink further provide that if we terminate such executive officer’s employment without cause, he will be entitled to continue to receive his base compensation and medical and life insurance benefits until 11 months after the effective date of such termination.

Compensation Committee Interlocks and Insider Participation

      The Faculty Group, Inc., which is a consulting group owned by, among others, Harvard University faculty members, and of which Professor Greyser, one of our directors, is a principal, received $50,000 from us in consulting fees during 2003.

PRINCIPAL STOCKHOLDERS

      The following table sets forth the number of shares of common stock and Series B Preferred Stock, and the percentage of such classes, beneficially owned at December 1, 2004, by:

•	each of the executive officers named in the summary compensation table in the section entitled “Management” in this prospectus;

•	each director of our company;

•	all executive officers and directors of our company as a group (15 persons); and

•	all persons known by us to be the beneficial owner of more than 5% of our outstanding voting stock.

      The address of all directors and executive officers in this table is c/o Opinion Research Corporation, 600 College Road East, Suite 4100, Princeton, New Jersey 08540. Each of the persons named in the table below as beneficially owning the shares set forth therein has sole voting power and sole investment power with respect to such shares, unless otherwise indicated.

				Number of
	Number of	Percentage of Common		Series B	Series B
	Common	Stock Beneficially Owned		Preferred	Preferred
	Shares			Shares	Stock
	Beneficially	Before the	After the	Beneficially	Beneficially
Name and Address of Beneficial Owner	Owned	Offering	Offering	Owned	Owned

Directors and Officers:
John F. Short(1)(2)(3)	430,387	6.63%	3.08%	—	—
Douglas L. Cox(1)	139,737	2.17%	1.00%	—	—
James C. Fink	125,624	1.97%	*	—	—
Frank J. Quirk	23,862	*	*	—	—
Ruth R. Wolf(1)	3,989	*	*	—	—
Stephen A. Greyser(1)	124,770	1.93%	*	—	—
Dale J. Florio(1)	36,269	*	*	—	—
Brian J. Geiger	1,216	*	*	—	—
Steven F. Ladin	6,450	*	*	—	—
Robert D. LeBlanc	10,000	*	*	—	—
Seth J. Lehr(4)	1,978,246	27.74%	13.52%	10	100.00%
John J. Gavin(1)	30,303	*	*	—	—
All directors and executive officers as a group (15 persons)(5)(6)	2,941,613	38.93%	19.54%	10	100.00%
5% Stockholders:
John F. Short(1)(2)(3)	430,387	6.63%	3.08%	—	—
LLR Equity Partners, L.P. (7)	1,801,627	25.51%	12.37%	9	90.00%
The Belgravia Building 1811 Chestnut Street Suite 210 Philadelphia, PA 19103
LLR Equity Partners Parallel, L.P.(8)	176,619	2.74%	1.27%	1	10.00%
The Belgravia Building 1811 Chestnut Street Suite 210 Philadelphia, PA 19103

				Number of
	Number of	Percentage of Common		Series B	Series B
	Common	Stock Beneficially Owned		Preferred	Preferred
	Shares			Shares	Stock
	Beneficially	Before the	After the	Beneficially	Beneficially
Name and Address of Beneficial Owner	Owned	Offering	Offering	Owned	Owned

Gruber & McBaine Capital (9)	759,300	11.92%	5.48%	—	—
Management, LLC 50 Osgood Place San Francisco, CA 94133
Cannell Capital, LLC(10)	566,799	8.90%	4.09%	—	—
150 California Street, 5th Fl. San Francisco, CA 94111
Allied Capital Corporation (11)	437,029	6.42%	3.06%	—	—
1919 Pennsylvania Ave, NW Washington, DC 20006
FMR Corp.(9)	367,711	5.77%	2.65%	—	—
82 Devonshire Street Boston, MA 02109
Dimensional Fund Advisors Inc.(9)	319,100	5.01%	2.30%	—	—
1299 Ocean Ave., 11th Fl. Santa Monica, CA 90401

*	Denotes less than one percent.

(1)	Includes options exercisable within 60 days of December 1, 2004 for each of the named executive officers and directors as follows: Mr. Short — 123,334; Mr. Cox — 68,467; Ms. Wolf — 1,000; Professor Greyser — 105,000; Mr. Florio — 30,000; Mr. Gavin — 20,000; Mr. Ladin — 5,000; Mr. LeBlanc — 5,000.

(2)	Does not include 49,896 shares of common stock held in trusts for the benefit of the children of Mr. Short. Mr. Short disclaims beneficial ownership of these shares.

(3)	Includes 158,625 shares of common stock held by Mr. Short as co-trustee of our Retirement Plan, over which Mr. Short has sole voting power.

(4)	Includes (a) 1,107,665 shares of common stock, 672,274 shares of common stock underlying an exercisable warrant and 9 shares of Series B Preferred Stock held by LLR Equity Partners, L.P., and (b) 108,393 shares of common stock, 68,226 shares of common stock underlying an exercisable warrant and 1 share of Series B Preferred Stock held by LLR Equity Partners Parallel, L.P. Mr. Lehr is a managing member of LLR Capital, L.L.C. which is the general partner of LLR Capital, L.P. which, in turn, is the general partner of both LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. Mr. Lehr disclaims beneficial ownership of the foregoing shares. Also includes 20,000 shares of common stock subject to options exercisable within 60 days of December 1, 2004 held by Mr. Lehr for the benefit of LLR Equity Partners, L.P. Also includes 1,688 shares purchased by Mr. Lehr through our Stock Purchase Plan for Non-employee Directors and Designated Employees and Consultants. As indicated under “Use of Proceeds” and “Certain Relationships and Related Party Transactions” in this prospectus, we intend to repurchase all of the shares of the Series B Preferred Stock and a substantial number of the shares of common stock held by the LLR Partnerships.

(5)	The 98,000 shares of common stock beneficially owned by our executive officers and held pursuant to our Retirement Plan are included only once in the total.

(6)	Includes three executive officers who are not among the named executive officers.

(7)	Based on a Schedule 13D filed with the SEC, the above holdings include 1,107,665 shares of common stock and 672,274 shares of common stock underlying an exercisable warrant held by LLR Equity Partners, L.P. Also includes 20,000 shares of common stock subject to options exercisable within 60 days of December 1, 2004 held by Mr. Lehr for the benefit of LLR Equity Partners, L.P.

LLR Equity Partners, L.P. is under common control with LLR Equity Partners Parallel, L.P.; see footnote 4 above. As indicated under “Use of Proceeds” and “Certain Relationships and Related Party Transactions” in this prospectus, we intend to repurchase all of the shares of the Series B Preferred Stock and a substantial number of the shares of common stock held by the LLR Partnerships.

(8)	Includes 108,393 shares of common stock and 68,226 shares of common stock underlying an exercisable warrant. LLR Equity Partners Parallel, L.P. is under common control with LLR Equity Partners, L.P.; see footnote 4 above. As indicated under “Use of Proceeds” and “Certain Relationships and Related Party Transactions” in this prospectus, we intend to repurchase all of the shares of the Series B Preferred Stock and a substantial number of the shares of common stock held by the LLR Partnerships.

(9)	Based solely on filings with the SEC on Schedule 13G.

(10)	Based solely on a filing with the SEC on Schedule 13D.

(11)	Includes 276,785 shares of common stock underlying exercisable warrants held by Allied Capital Corporation and 160,244 shares of common stock underlying exercisable warrants held by Allied Investment Corporation.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Over several years, we made loans to certain of our executive officers bearing an interest rate of 9.5%. Our current corporate policy prohibits the making of loans to all officers and directors. Mr. Short, our Chairman and Chief Executive Officer, has an outstanding loan with us, which has been grandfathered. Including accrued interest, the aggregate amount of indebtedness outstanding at December 1, 2004 was $155,539 due from Mr. Short. Since January 1, 2003, the largest amount outstanding under Mr. Short’s loan was $158,183.

      The Faculty Group, Inc., which is a consulting group owned by, among others, Harvard University faculty members, and of which Professor Greyser, one of our directors, is a principal, received $50,000 from us in consulting fees during 2003. In addition, the Faculty Group, Inc. has received $50,000 in consulting fees from us during 2004.

Transaction with the LLR Partnerships

      Pursuant to a Purchase Agreement between us and the LLR Partnerships (the “Purchase Agreement”), we have agreed to repurchase the LLR Interests (the “Transaction”). See “Use of Proceeds” in this prospectus. Subject to limitations set forth in the Purchase Agreement, we have also agreed to indemnify the LLR Partnerships in connection with the transactions contemplated by the Purchase Agreement and this offering as it relates to the Purchase Agreement. The Purchase Agreement expires on January 31, 2005, after which, if closing under the Purchase Agreement does not occur, the parties will have no obligations under the Purchase Agreement. The closing of the transactions contemplated by the Purchase Agreement is contingent upon the closing of this offering or another offering of our equity securities. The LLR Partnerships have agreed in the Purchase Agreement not to exercise their anti-dilution warrants as long as the Purchase Agreement is effective. In addition, at the closing under the Purchase Agreement, the directors appointed by the LLR Partnerships to our board of directors, Seth J. Lehr and John J. Gavin, will submit to us their resignations as members of our board of directors. The Purchase Agreement also provides for the early vesting of 10,000 stock options awarded to Messrs. Lehr and Gavin in connection with their service on the board of directors, which options would otherwise vest on January 2, 2005, and for the payment of legal fees up to $35,000 incurred by the LLR Partnerships in connection with the transactions contemplated by the Purchase Agreement. The accelerated vesting of the options would increase our expenses by $1,400. Mr. Lehr is a managing member of LLR Capital, L.L.C., which is the general partner of LLR Capital, L.P., which, in turn, is the general partner of the LLR Partnerships.

      We decided to offer to repurchase the LLR Interests because we believe that the capital structure that resulted from the original transactions with the LLR Partnerships under our agreements with the LLR Partnerships in September 2000 is an impediment to a successful public offering, unless the proceeds from such public offering are used to repurchase the LLR Interests, and that the complicated financial structure of the LLR Interests negatively affects investor interest in our common stock. We considered, but ultimately rejected, the possibility of raising capital through a private placement of our common stock and using the proceeds to repurchase the LLR Interests before initiating a public offering.

      Our board of directors appointed two independent, disinterested directors, Messrs. Ladin and Geiger, to negotiate the repurchase of the LLR Interests. Extensive arms-length negotiations took place from June 23, 2004 until October 21, 2004, when we reached an agreement with the LLR Partnerships. Throughout the process, the negotiating team appointed by the board of directors kept the full board of directors apprised of the progress in the negotiations.

      During the negotiations, we took the position that any agreement with the LLR Partnerships would be conditioned upon obtaining a favorable fairness opinion from an independent investment banker satisfactory to our board of directors. At the board of directors meeting held on August 25, 2004, the board of directors considered alternatives for the engagement of an investment banker to provide a fairness opinion in connection with the proposed transaction with the LLR Partnerships. After discussion, the board of directors approved the retention of Janney Montgomery Scott LLC (“Janney”) to evaluate the proposed transaction with the LLR Partnerships and to provide, if warranted, a fairness opinion. A fairness opinion was delivered by Janney to the board of directors on October 3, 2004 and discussed at the board of directors meeting on October 5, 2004, at which time the repurchase of the LLR Interests was approved in principle by the board. The board of directors gave its final approval of the Purchase Agreement on October 20, 2004. Messrs. Lehr and Gavin, the directors appointed by the LLR Partnerships as holders of our Class B Preferred Stock, did not participate in any of the board discussions and approvals relating to the transactions with the LLR Partnerships described herein.

Opinion of Financial Advisor

      We retained Janney to provide its opinion as to the fairness from a financial point of view of the consideration (“Aggregate Consideration”) to be offered to the LLR Partnerships by us for all of our securities owned by the LLR Partnerships, except for $2.0 million in common stock (the “Transaction”).

      Janney delivered to our board of directors its written opinion that, as of September 30, 2004, the Aggregate Consideration offered to the LLR Partnerships by us is fair, from a financial point of view, to our stockholders, other than the LLR Partnerships. The full text of Janney’s opinion is attached as Exhibit 99.1 to the registration statement on Form S-1 filed with the Securities and Exchange Commission, of which this prospectus is a part. Janney’s opinion speaks only as of the date of the opinion. It does not address our underlying business decision to proceed with the Transaction or any other aspect of the Transaction and does not constitute a recommendation to any of our stockholders. Janney’s opinion notes that Janney was retained only by our company and, subject to applicable law, the engagement is not deemed to be on behalf of, and does not confer any rights upon, any of our stockholders or any other person. The availability of a defense based upon such limitation will be resolved by a court of competent jurisdiction. The resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of our board of directors under applicable state law, and the availability of such a state-law defense to Janney would have no effect on the rights and responsibilities of either Janney or our board of directors under the federal securities laws.

      We encourage you to read the opinion in its entirety for a description of the analyses performed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Janney in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion.

      In rendering its opinion, Janney, among other things:

•	reviewed the proposed Transaction and the original documentation surrounding the securities owned by LLR Partnerships;

•	reviewed our historical results of operations, including our annual reports on Form 10-K for the years ended December 31, 2001, 2002, and 2003 and certain other filings with the Securities and Exchange Commission made by us;

•	reviewed other publicly available information concerning us and the trading market for our common stock;

•	reviewed certain non-public information relating to us;

•	conducted discussions with certain members of our management; and

•	performed such other analyses, examinations and procedures, reviewed such other agreements and documents, and considered such other factors, as Janney deemed in its sole judgment, to be necessary, appropriate or relevant to render an opinion.

      Janney assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by Janney in arriving at its opinion. With respect to non-public information provided to or discussed with Janney, Janney assumed, at our direction and without independent verification or investigation, that such information was reasonably prepared on a basis reflecting the best currently available information, estimates and judgments of our management. In arriving at its opinion, Janney did not conduct a physical inspection of our properties and facilities and did not make or obtain any evaluations or appraisals of our assets or liabilities (including, without limitation, any potential environmental liabilities) contingent or otherwise. Based on conversations with our management, Janney assumed that we are conducting an offering of shares of our common stock to the public and that a portion of the proceeds of the offering will be used to purchase the securities offered by LLR Partnerships. Janney also assumed that the Transaction will be consummated in accordance with the terms of the Purchase Agreement or changes to the Purchase Agreement as discussed with management and that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect to us or on the expected benefits of the Transaction.

      In performing its analyses, Janney also made numerous assumptions with respect to industry performance, business, economic and market conditions and various other matters, many of which cannot be predicted and are beyond our control. The analyses performed by Janney are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Janney’s estimates of the values of companies did not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Janney expressed no opinion as to the underlying valuation, future performance or long-term viability of our business. The opinion solely addresses the fairness from a financial point of view of the Aggregate Consideration to the holders of our common stock, other than the LLR Partnerships. The opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to us, nor does it address our underlying business decision to proceed with the Transaction or the public offering of our common stock. Although subsequent developments may affect its opinion, Janney does not have any obligation to update or revise the opinion. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Janney prepared its analyses solely for purposes of rendering its opinion and provided such analyses to our board of directors on October 3, 2004. In addition, the Janney opinion was among several factors taken into consideration by our board of directors in making its decision to approve the Transaction.

      The following is a summary of the material analyses performed by Janney and presented to our board of directors on October 3, 2004. The summary is not a complete description of all the analyses underlying Janney’s opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Janney believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion.

      Summary of Proposal. Janney reviewed the financial terms of the proposed Transaction. The LLR Partnerships will sell their positions (all the securities, rights and control provisions) in us, except for $2.0 million in common stock, in exchange for $18.0 million in cash.

      The Janney opinion assumed that the number of shares the LLR Partnerships retain will be set by:

•	dividing $2.0 million by the average closing price of our common stock for the 20 business days prior to the close of the Transaction, or

•	using the price of the stock upon the close of a public offering if the proceeds of the offering are being used to execute the Transaction.

      Sum of the Parts Valuation. Janney valued four separate components of the LLR Interests: the Series B Preferred Stock, common stock with anti-dilution warrants, warrants to purchase shares of the common stock with an anti-dilution provision, and the option to convert common stock to Series C stock.

      Series B Preferred Stock. The maximum financial consideration for the Series B Preferred Stock is $100.00; Janney considered this amount immaterial to its financial analyses.

      Common Stock. The LLR Partnerships own 1,176,458 shares which were purchased in the year 2000 as part of their original investment; in addition, the LLR Partnerships own 39,600 shares purchased in the open market.

      Upon a share issuance below $8.50 per share, the LLR Partnerships are entitled to a warrant to purchase common shares at $0.01 per share. The number of shares subject to the warrant is derived from a formula based on new shares being issued and the price at which they are issued. Since the exercise price of the warrants is nominal, they were valued as equivalent to common stock.

      We anticipate that the LLR Partnerships’ shares and the contingent warrant will be retired with a portion of the proceeds of this offering. Therefore, Janney valued the stock and the contingent warrant at the price per share at which we believe we can raise capital — a range of between $6.00 per share and $8.00 per share. The calculated value of common stock ranges from $8.72 million to $10.01 million.

      Warrants. Janney utilized the Black-Scholes Model to value the warrants the LLR Partnerships currently own using the same methodology and assumptions used in connection with our stock option valuation in our annual report on Form 10-K for the year ended December 31, 2003. The warrants also have anti-dilution features. Janney used the anti-dilution formulas associated with these warrants to adjust the number of warrants and the exercise price of the warrants. The calculated value of the warrants ranges from $2.52 million to $4.04 million.

      Cash Flow (from Series C conversion feature). On September 1, 2005, the LLR Partnerships may convert 1,176,458 shares of our common stock held by them into 588,229 shares of our Series C Preferred Stock. Each Series C preferred share is entitled to a dividend of $0.51 per quarter indefinitely, which dividend accrues if not paid in cash.

      Janney valued this dividend at the value upon conversion, as if it were a perpetuity paid each quarter in cash with December 31, 2005 as the first payment, and then discounted the perpetuity back to September 30, 2004. The value of the cash flow from the dividend ranges from $6.12 million to $9.02 million.

      Janney totaled the sum of the four components and arrived at a range of values between $17.35 million and $23.07 million. Janney compared this range to the $18.0 million in cash plus the $2.0 million in common stock being offered to the LLR Partnerships by our stockholders in exchange for the securities currently owned by the LLR Partnerships.

      There are other features of the LLR Partnerships’ securities that have value to stockholders and the LLR Partnerships. Janney believes these features enhance the value of the LLR Partnership’s securities in us; however, these other features cannot be precisely valued and were therefore not included in the sum of the parts analysis. These features include board seats, liquidation preferences and redemption rights.

      Janney has acted as financial advisor to us in connection with the Transaction and will receive a fee for its services; the fee is not contingent upon the consummation of the transaction. We paid Janney $25,000 upon execution of the engagement letter, $125,000 at the time of delivering the written opinion, and an additional $50,000 for disclosing Janney’s name in this prospectus and for providing a written description of the analyses performed. We have agreed to indemnify Janney for certain liabilities arising out of rendering its opinion. In addition, in the ordinary course of Janney’s business as a broker-dealer, Janney may, from time to time, have a long or short position in, and buy or sell, our debt or equity securities for its own account or for the accounts of its customers.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue up to 20,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share. The following description summarizes information about our capital stock. You can obtain more information about our capital stock by reviewing our certificate of incorporation and by-laws, as well as the Delaware General Corporation Law.

      The following summary description relating to our capital stock sets forth the material terms of the capital stock, but does not purport to be complete. A description of our capital stock is contained in our certificate of incorporation, as amended.

Common Stock

      Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to any preferences that have been or may be granted to holders of our preferred stock, holders of the common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, that may be granted to the holders of any series of preferred stock. Holders of our common stock have no cumulative voting, conversion, preemptive or other rights to subscribe for additional shares of common stock or other of our securities, and there are no redemption provisions with respect to the common stock. All of the shares of common stock outstanding are fully paid and nonassessable.

Preferred Stock

      Our board of directors by resolution may issue up to 1,000,000 shares of preferred stock in one or more series and fix the number of shares constituting any series, the voting power (which may be multiple or fractional votes per share), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rates, terms of redemption (including sinking fund provisions), redemption price or prices, voting rights, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by our stockholders. The issuance of preferred stock by our board of directors could adversely affect the rights of holders of our common stock to the extent that the preferred stock has preferences over our common stock with respect to dividends and in liquidation. The following series of preferred stock have been authorized:

Series A Preferred Stock

      On September 13, 1996, our board of directors adopted a Stockholder Rights Plan (the “Plan”), which provides for the distribution of one purchase right (a “Right”) for each share of our common stock outstanding as of October 3, 1996 (the “Record Date”). Each additional share of common stock issued prior to the Distribution Date (defined below) has a Right attached. Each Right entitles the registered holder, upon the occurrence of certain events described below, to purchase from us a unit consisting of one one-thousandth of a newly issued share (a “Unit”) of our Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), at a purchase price of $25.00 per Unit (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between us and StockTrans, Inc. (the “Rights Agent”).

      The Rights currently attach to all common stock certificates representing outstanding shares of common stock, and no separate Rights Certificates are distributed. The Rights will separate from the common stock and a “Distribution Date” will occur upon the earlier of:

•	10 days following a public announcement that a person or group of affiliated or associated persons, other than an Exempted Person (as defined below) (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of our common stock (the “Stock Acquisition Date”); or

•	10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of our Common stock.

Until the Distribution Date:

•	the Rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates;

•	new common stock certificates will contain a notation incorporating the Rights Agreement by reference; and

•	the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by the certificate.

      The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 3, 2006 if they are not earlier redeemed by us, as described below. At no time will the Rights have any voting power.

      As soon as practicable after the Distribution Date, Rights Certificates will be mailed to the holders of record of the common stock as of the close of business on the Distribution Date. Thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by our board of directors, only shares of common stock issued prior to the Distribution Date will be issued with the Rights.

      In the event that an Acquiring Person, other than an Exempted Person (as defined below), becomes the beneficial owner of 20% or more of the then outstanding shares of common stock (unless the acquisition is made by a tender or exchange offer for all of our outstanding shares, at a price determined by a majority of our independent directors who are not representatives, nominees, affiliates or associates of an Acquiring Person to be fair and otherwise in the best interest of our company and our stockholders after receiving advice from one or more investment banking firms (a “Qualified Offer”)), each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of our company), having a value equal to four times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of common stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (which we refer to as the “Flip-In Events”), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable until such time as the Rights are no longer redeemable by us as set forth below.

      Any person who, together with all of that person’s affiliates and associates, is the beneficial owner of common stock, options and/or warrants exercisable for shares of common stock representing 20% or more of the shares of common stock outstanding on September 13, 1996 (the “Rights Dividend Declaration

Date”) will be an “Exempted Person.” In addition, each of LLR Equity Partners, L.P., a Delaware limited partnership, and LLR Equity Partners Parallel, L.P., a Delaware limited partnership, is an “Exempted Person.” Furthermore, any person who, together with all of that person’s affiliates and associates becomes the beneficial owner of common stock, options and/or warrants exercisable for shares of common stock representing 20% or more of the shares of common stock then outstanding as a result of a purchase by us or any of our subsidiaries of shares of common stock will also be an “Exempted Person.” However, any person, as a result of purchases by us or our subsidiaries, will no longer be deemed to be an Exempted Person and will be deemed to be an Acquiring Person if that person, together with all of that person’s affiliates and associates, becomes the beneficial owner, at any time after the Rights Dividend Declaration Date, of additional securities representing 1,000 or more shares of common stock, except if the additional shares are acquired:

•	by the exercise of options or warrants to purchase common stock outstanding and beneficially owned by the person as of the date the person became the beneficial owner of 20% or more of the then outstanding shares of common stock or as a result of an adjustment to the number of shares of common stock for which the options or warrants are exercisable pursuant to their terms; or

•	as a result of a stock split, stock dividend or similar event.

      A purchaser, assignee or transferee of the shares of common stock (or options or warrants exercisable for common stock) of an Exempted Person will not thereby become an Exempted Person by the purchase, assignment or transfer.

      In the event that following the Stock Acquisition Date:

•	we engage in a merger or business combination transaction in which we are not the surviving corporation (other than a merger that follows a tender offer determined to be fair to our stockholders, as described above);

•	we engage in a merger or business combination transaction in which we are the surviving corporation and the common stock is changed or exchanged; or

•	50% or more of our assets or earning power is sold or transferred;

each holder of a Right (except Rights that have previously been voided as we have described above) will thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to four times the Exercise Price of the Right.

      The Purchase Price and the number of Units of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

•	if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock; or

•	upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

      With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued. Instead, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

      We may redeem the Rights in whole, but not in part, at any time until 20 days following the Stock Acquisition Date, at a price of $0.001 per Right. Under certain circumstances, the decision to redeem will require the concurrence of 75% of the members of the board. Immediately upon any action of our board of directors ordering redemption of the Rights, the Rights will terminate. In that event, the Rights will only entitle the holders to receive the $0.001 redemption price.

      Until a Right is exercised, the holder of the Right, as such, will not be entitled to vote or to receive dividends or have any other right as our stockholder. Our stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration).

      Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by our board of directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the board (in certain circumstances, with the concurrence of 75% of the members of the board) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of the Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement, but no amendment to adjust the time period governing redemption may be made at a time when the Rights are not redeemable.

      The Rights have certain anti-takeover effects, and will cause substantial dilution to a person or group that attempts to acquire us in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. The Rights, however, are not intended to prevent a takeover, but rather are designed to enhance the ability of the board of directors to negotiate with a potential acquiror on behalf of all of our stockholders.

Series B Preferred Stock

      We intend to use the proceeds of this offering to repurchase the Series B Preferred Stock held by the LLR Partnerships. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions” in this prospectus. After the anticipated repurchase of the LLR Interests, we expect that we will retire the Series B Preferred Stock and, although the Series B Preferred Stock will remain authorized, that no further shares of the Series B Preferred Stock will be issued.

      On September 1, 2000, we issued a total of ten shares of our Series B Preferred Stock to the LLR Partnerships. The holders of the Series B Preferred Stock are not entitled to receive any dividends other than any dividends which may be received under the dividend right created with the designation of the rights relating to our Series C Preferred Stock, described below. The holders of the Series B Preferred Stock are entitled, subject to the pari passu rights of holders of our Series C Preferred Stock (and any other series of Preferred Stock with pari passu rights upon liquidation approved by the holders of a majority of the Series B Preferred Stock), to be paid out of our assets legally available for distribution to stockholders a liquidation preference of $10.00 per share before any distribution of assets is made to holders of the common stock or any other class or series of our capital stock that ranks junior to the Series B Preferred Stock as to liquidation rights.

      We are entitled to purchase all of the outstanding shares of Series B Preferred Stock at any time after the LLR Partnerships and any of their permitted transferees (as defined) collectively own less than 10% of our common stock purchased by the LLR Partnerships under a purchase agreement dated as of September 1, 2000 (the “LLR Purchase Agreement”) (including for this purpose, on an as-converted basis, any shares of Series C Preferred Stock). The per share purchase price payable upon exercise of the call option is the sum of the liquidation preference amount plus any accrued but unpaid dividends.

      Subject to adjustment if the LLR Partnerships and their permitted transferees collectively own less than 75% of the common stock purchased pursuant to the LLR Purchase Agreement, the holders of the Series B Preferred will be entitled to nominate and elect two directors to our board of directors.

      In addition to any other vote required by law, the affirmative vote or written consent of the holders of the Series B Preferred Stock owning a majority of the outstanding shares of Series B Preferred Stock is necessary for us to effect the following actions:

•	any amendment, alteration, repeal, or waiver of any provision of our certificate of incorporation, as in effect from time to time, or our by-laws which adversely affects the rights, preferences or privileges of the Series B Preferred Stock or Series C Preferred Stock;

•	any increase in the authorized number of members of our board of directors to more than 11 members;

•	the creation of a new class or series of shares which have rights, preferences or privileges that are senior to, or are equivalent (pari passu) with, the rights, preferences or privileges of the Series B Preferred Stock or Series C Preferred Stock;

•	any merger or consolidation with another company if it is proposed that the Series B Preferred Stock or Series C Preferred Stock will be exchanged for preferred shares of the other company; and

•	the redemption or repurchase by us of our stock or options to purchase our stock (other than the exercise of our call option relating to the Series B Preferred Stock, the repurchase of stock or options from former employees and consultants of our company pursuant to repurchase agreements which have been approved by our board of directors and the purchase of common stock in an amount not to exceed issuances pursuant to our employee stock purchase plan, provided that these purchases shall not exceed 1,000,000 shares of our common stock in the aggregate or 300,000 shares of our common stock in any 12-month period ending September 1).

Series C Preferred Stock

      We intend to use the proceeds of this offering to repurchase shares of common stock held by the LLR Partnerships which may become exchangeable for shares of our Series C Preferred Stock. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions” in this prospectus. After the anticipated repurchase of the LLR Interests, we expect that we will retire the Series C Preferred Stock and, although the Series C Preferred Stock will remain authorized, that no further shares of the Series C Preferred Stock will be issued.

      On September 1, 2000, we authorized the issuance of up to 588,229 shares of our Series C Preferred Stock. All or any of the authorized shares of Series C Preferred Stock may be acquired by the LLR Partnerships at any time on or after September 1, 2005 (or earlier, upon the occurrence of certain events described below) by exchanging two shares of common stock for each share of Series C Preferred Stock being acquired. The following is a description of the Series C Preferred Stock.

      Pursuant to the terms of the Purchase Agreement, the selling stockholders may exchange two shares of the common stock owned by them into one share of our Series C Preferred Stock upon the occurrence of the following events:

•	upon a Liquidation (as defined below);

•	30 days after written notice from one of the LLR Partnerships of an Event of Non-Compliance (as defined below); or

•	any time on or after September 1, 2005.

      “Liquidation” means any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company, other than any dissolution, liquidation or winding up in connection with any reincorporation of our company in another jurisdiction, or any Corporate Transaction (as defined). “Corporate Transaction” means:

•	any consolidation or merger of our company with or into any other corporation or other entity or person, or any other corporate reorganization, in which our stockholders immediately prior to the consolidation, merger or reorganization own less than 50% of the voting power immediately after the consolidation, merger or reorganization;

•	any transaction or series of related transactions in which more than 50% of the voting power is transferred to one or more affiliated persons; or

•	a sale, lease, transfer or other disposition of all or substantially all of our assets.

      “Event of Non-Compliance” means:

•	our failure to pay any required dividend to holders of our Series C Preferred Stock;

•	our breach or failure to perform or observe any material covenant or agreement set forth in the Designation of Series C Preferred Stock;

•	our or any of our material subsidiaries making of an assignment for the benefit of creditors, commencing any proceeding under any bankruptcy, insolvency or liquidation law of any jurisdiction, or being the subject of any such bankruptcy or insolvency petition commenced by a third party; or

•	our default in the payment of the principal of any indebtedness with an aggregate principal amount of in excess of $5.0 million or in the performance of any agreement or covenant contained in any agreement or instrument with respect to any such indebtedness.

      Holders of our Series C Preferred Stock will be entitled to receive dividends at an annual rate of $2.04 per share, as the dividend may be adjusted to account for events such as dividends and capital reorganizations. Dividends on our Series C Preferred Stock must be declared and set apart or paid on a pari passu basis with our Series B Preferred Stock and before dividends of any kind may be declared, and before distributions of any other kind may be made, upon the common stock or any other shares of our capital stock. The dividends will be cumulative.

      In the event we declare a distribution payable in securities of other persons, evidences of indebtedness issued by us or other persons, assets (excluding cash dividends) or options or rights, then the holders of our Series C Preferred Stock are entitled to a proportionate share of any such distribution as though the holders of our Series C Preferred Stock were the holders of the number of shares of common stock into which their shares of Series C Preferred Stock are convertible as of the record date fixed for the determination of the holders of common stock entitled to receive the distribution.

      In the event of any Liquidation, subject to the pari passu rights of our Series B Stock, each issued and outstanding share of Series C Preferred Stock will entitle the holder of record of that share to payment at the rate per share of $17.00 (the “Preference Amount”) (which amount will be adjusted upon the occurrence of events such as stock dividends and capital reorganizations) plus an amount equal to all accrued but unpaid dividends, without interest, on a pari passu basis with the Series B Preferred Stock and before any payment or distribution of our net assets shall be made to or set apart for the holders of record of the issued and outstanding common stock or any other class ranking junior to the Series C Preferred Stock.

      If after the payment or provision for the payment of our debts and other liabilities, the net assets of our company are insufficient to pay in full the preferential amounts to which the holders of record of all the outstanding shares of our Series B Preferred Stock and our Series C Preferred Stock (and other holders of pari passu stock) are entitled, the entire net assets of our company are to be distributed ratably to the holders of all the outstanding shares of our Series B Preferred Stock and our Series C Preferred Stock (and other holders of any other pari passu stock) in proportion to the full amounts to which they are entitled, and the holders of the common stock and any other classes of securities ranking junior to our Series C Preferred Stock are in no event to be entitled to participate in the distribution of the net assets in respect of their stock.

      We have a call option to purchase all of the outstanding shares of our Series C Preferred Stock (the “Series C Call Option”). At any time and from time to time we can exercise our Series C Call Option by sending written notice to the holders of outstanding shares of Series C Preferred Stock. We must send any call notice to the called holders at least 30 days prior to the date specified in the call notice as the exercise date. We may purchase the outstanding shares of Series C Preferred Stock at a per share amount equal to the greater of (a) fair market value, or (b) the Preference Amount, as adjusted pursuant to the terms set forth in the Designation of Series C Preferred Stock, multiplied by 25% per year, compounded annually from September 1, 2000, plus any accrued but unpaid dividends per share.

      In the event we enter into an agreement to be sold, merged or consolidated into or with any other company (a “Sale”) or the closing of a Sale occurs within one year from the date the Series C Call Option is exercised, the called holders will be entitled to receive from us, within 15 days of the closing of the Sale, in addition to the call amount, an amount equal to the difference, if any, between the call amount and the amount the called holders would have received in the sale of our company if the called holders were the holders of the number of shares of common stock into which their shares of Series C Preferred Stock were convertible immediately prior to the closing of the Sale.

      Subject to certain conditions described in this prospectus, each share of Series C Preferred Stock is convertible at any time and from time to time, at the option of the holder of record of the share, into fully paid and nonassessable shares of common stock upon surrender to us of the certificate or certificates representing the Series C Preferred Stock to be converted. The basis for each conversion shall be the “Series C Conversion Rate” in effect at the time of conversion, which means the number of shares of common stock issuable for each share of Series C Preferred Stock surrendered for conversion. As used in this prospectus, the term “Series C Conversion Rate” means an amount computed by dividing the sum of $17.00 (the “Conversion Amount”) (which amount will be adjusted upon the occurrence of events such as stock dividends and capital reorganizations) by the “Series C Conversion Price” (as defined below) to determine the number of shares of common stock into which one share of the Series C Preferred Stock is convertible at the Series C Conversion Price then in effect. As used in this prospectus, the term “Series C Conversion Price” means $8.50, as adjusted from time to time if we issue any securities by recapitalization or reclassification of the common stock and upon the occurrence of events such as stock dividends and capital reorganizations, and in connection with certain dilutive issuances by us of additional common stock. As a result, if we issue shares below the current Series C Conversion Price, the Series C Conversion Price would be adjusted lower and the holders of the Series C Preferred Stock would be able to convert their shares into a greater number of common shares. Any shares of Series C Preferred Stock which are converted will be cancelled.

      In addition to any other rights, each holder of shares of Series C Preferred Stock issued and outstanding will be entitled to notice of any stockholders’ meeting and to a number of votes at the meeting equal to the number of shares of common stock into which the holder’s shares of Series C Preferred Stock could be converted as of the record date for the meeting. The holders of the Series C Preferred Stock will vote together with the holders of the common stock as one class. Other than voting with respect to a merger or consolidation by us in which the Series C Preferred Stock will be exchanged for preferred shares of another company, the holders of Series C Preferred Stock will not be entitled to vote as a class with respect to a Corporate Transaction.

      In addition to the two directors nominated and elected by the holders of the Series B Preferred Stock, if the Series C Preferred Stock were issued today, the holders of Series C Preferred Stock, as a class, would be entitled, by the affirmative vote of the holders of a majority of the shares of Series C Preferred Stock, to nominate and elect two additional directors to our board of directors (the “Series C Preferred Directors”). The right of the holders of the Series C Preferred Stock to elect directors, if the Series C Preferred Stock is issued, will be subject to adjustments if the LLR partnerships and their permitted transferees collectively own less than 75% of the common stock purchased pursuant to the LLR Purchase Agreement (including on an as-converted basis any shares of Series C Preferred Stock).

      In addition to any other required vote or consent, the affirmative vote or written consent of the holders of Series C Preferred Stock owning a majority of the outstanding shares of Series C Preferred Stock shall be necessary to effect or validate the following actions:

•	Any amendment, alteration, repeal, or waiver of any provision of our certificate of incorporation, as in effect from time to time, or our by-laws which adversely affects the rights, preferences or privileges of the Series C Preferred Stock;

•	Any increase in the authorized number of members of our board of directors to more than 11 members;

•	The creation of a new class or series of shares which have rights, preferences or privileges that are senior to, or are equivalent (pari passu) with the rights, preferences or privileges of the Series C Preferred Stock;

•	any merger or consolidation by us with another company if it is proposed that the Series C Preferred Stock will be exchanged for preferred shares of the other company;

•	The redemption or repurchase of our stock or options to purchase our stock by us (other than the exercise of the Call Option pursuant to the terms set forth in this Designation of Series C Preferred Stock, the repurchase of stock or options from our former employees and consultants pursuant to repurchase agreements which have been approved by our board of directors and the purchase of common stock (the “Purchase Plan Related Purchases”) in an amount not to exceed issuances pursuant to our Employee Stock Purchase Plan, provided that our Purchase Plan Related Purchases shall not exceed 1,000,000 shares of common stock in the aggregate or 300,000 shares of common stock in any 12-month period ending August 31 without the approval of the holders of Series C Preferred Stock as provided above); and,

•	Any declaration or payment or any dividends or distribution upon any of common stock or other equity securities except for dividends payable on the Series C Preferred Stock.

Delaware Anti-Takeover Law and Certain Charter and By-Law Provisions

      Certain provisions of the Delaware General Corporation Law and of our certificate of incorporation and by-laws, each as amended, all as summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interests, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Law

      We are a Delaware corporation and are subject to the provisions of the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law. In general, this law prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which that person became an interested stockholder unless:

•	prior to such date, the board of directors approves the business combination; or

•	upon becoming an interested stockholder, the stockholder then owns at least 85% of the voting securities, as defined in Section 203; or

•	subsequent to such date, the business combination is approved by both the board of directors and the stockholders.

      “Business combination” is defined to include mergers, asset sales and other similar transactions with an “interested stockholder.” An “interested stockholder” is defined as a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation’s voting stock. Although Section 203 permits us to elect not to be governed by its provisions, to date we have not made this election.

Classified Board of Directors

      Our by-laws provide for the board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. Under the Delaware General Corporation Law, in the case of a corporation having a classified board of directors, stockholders may remove a director only for cause. This provision, when coupled with the provision of the by-laws authorizing only the board of directors to fill a vacant directorship, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Special Meeting of Stockholders

      The by-laws provide that special meetings of our stockholders may be called only by the board, our chief executive officer or our president. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

Stockholder Action by Written Consent

      Our certificate of incorporation provides that no action required or permitted to be taken at an annual or a special meeting of our stockholders may be taken without a meeting unless the action is authorized by the unanimous consent in writing of all stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

      Our by-laws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholders’ notice must be delivered to, or mailed and received at, our principal executive offices:

•	in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, not less than 60 days nor more than 90 days prior to such anniversary date; and

•	in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, or in the case of a special meeting of stockholders, not later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

      The by-laws also specify certain requirements for a stockholders’ notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

Amendment to the By-laws

      Our certificate of incorporation and by-laws provide that the vote of a majority of all directors then serving or the vote of holders of a majority of the outstanding stock entitled to vote is required to alter, amend or repeal the by-laws.

Transfer Agent

      The transfer agent and registrar for our common stock is StockTrans, Inc., Ardmore, Pennsylvania.

MATERIAL UNITED STATES INCOME AND ESTATE TAX CONSEQUENCES

TO NON-UNITED STATES STOCKHOLDERS

      The following is a general discussion of the material U.S. federal income and estate tax consequences to a non-U.S. holder of the ownership and disposition of our common stock. For the purpose of this discussion, a non-U.S. holder is any holder that for U.S. federal income tax purposes is not a U.S. person or a partnership. For purposes of this discussion, the term U.S. person means:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S., any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons that have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

      If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

      This discussion assumes that non-U.S. holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situation. U.S. expatriates or former long-term residents, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the U.S. dollar, that have elected mark-to-market accounting, who acquired our common stock as compensation, or that hold our common stock as part of a hedge, straddle, constructive sale, conversion, or other risk reduction transaction, and special status corporations (such as “controlled foreign corporations,” “foreign investment companies,” “passive foreign investment companies,” “foreign personal holding companies,” and corporations that accumulate earnings to avoid U.S. income tax) are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

      We do not anticipate paying any dividends on our common stock for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s tax basis, but not below zero, and then will be treated as gain from the sale of stock.

      Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an Internal Revenue Service (“IRS”) Form W-8BEN (or successor form) or an appropriate substitute form certifying qualification for the reduced rate. The non-U.S. holder must periodically update the information on such forms. Such non-U.S. holder may also be required to obtain and provide a U.S. taxpayer identification number and/or demonstrate residence in the applicable foreign jurisdiction by providing documentation issued by the government of such jurisdiction. Furthermore, Treasury Regulations require special procedures for payments through qualified intermediaries. A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the IRS. Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from the 30% withholding tax. In order to obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI (or successor form) or an appropriate substitute form properly certifying such exemption. In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as the result of their ownership of any shares of our common stock. “Effectively connected” dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any effectively connected dividends or gain would generally be subject to U.S. federal income tax only if such amount is also attributable to a permanent establishment or fixed base maintained by the holder in the United States.

      In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also, under certain circumstances, be subject to a branch profits tax at a rate of 30% or such lower rate as specified by an applicable tax treaty.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes);

•	the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are satisfied; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock, and the non-U.S. holder does not fall within a de minimis exception. We do not believe that we are a U.S. real property holding corporation for U.S. federal income tax purposes. However, we can give no assurance that we will not become a U.S. real property holding corporation. Accordingly, non-U.S. holders are urged to consult their tax advisors to determine the application of these rules to their disposition of our common stock.

Federal Estate Taxes

      Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable tax treaty provides otherwise. An individual may be subject to U.S. federal estate tax but not U.S. federal income tax as a resident or may be subject to U.S. federal income tax as a resident but not U.S. federal estate tax.

Information Reporting and Backup Withholding

      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld in the case of each non-U.S. holder. A similar report is sent to the holder. Tax treaties or other agreements may require the IRS to make its reports available to tax authorities in the recipient’s country of residence.

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends or other distributions we pay to you on your shares of our common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met.

      Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States though a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of our common stock within the United States or through certain U.S.-related financial intermediaries, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold (currently at the rate of 28%) on such proceeds unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person, unless you are a corporation or one of several types of entities and organizations that qualify for exemption.

      Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

      The preceding discussion of material U.S. federal income and estate tax consequences is general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to the particular tax consequences of purchasing, holding and disposing of our common stock, including the applicability and effect of any state, local or non-U.S. tax laws and of any changes or proposed changes in applicable law.

UNDERWRITING

      We are offering our common stock described in this prospectus through a number of underwriters. Friedman, Billings, Ramsey & Co., Inc., or FBR, is acting as the representative of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase from us, on a firm commitment basis, the number of shares of common stock listed next to its name in the following table:

Number of
Underwriter	Shares

Friedman, Billings, Ramsey & Co., Inc.
Oppenheimer & Co. Inc.

Total

      The underwriters are obligated to take and pay for all of our common stock offered if any of the shares of common stock are taken, other than the shares subject to the over-allotment option.

      The underwriters propose initially to offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $           per share. The underwriters may also allow, and any dealers may reallow, a concession of not more than $           per share to other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Our shares of common stock are offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

      We have granted the underwriters an option, exercisable in one or more installments for 30 days after the date of this prospectus, to purchase up to 1,124,438 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter’s initial commitment.

      As described in the underwriting agreement, we have agreed to reimburse the underwriters for certain accountable out-of-pocket expenses, including their legal expenses, incurred in connection with this offering. The following table shows the amount per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,124,438 additional shares to cover over-allotments.

	No Exercise	Full Exercise

Per share
Total

      We estimate that the total expenses of this offering to be paid by us, not including underwriting discounts and commissions, will be approximately $550,000.

      We will indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. We have also agreed to reimburse the underwriters for the fees of filing with the National Association of Securities Dealers, Inc. and the reasonably and actually incurred cost of producing a blue-sky survey.

      In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by an underwriter of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.

      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, the underwriters will purchase shares in the open market to cover the position.

      The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them or the cost of such purchase.

      As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

      The representative has advised us that the underwriters do not confirm sales to accounts over which they exercise discretionary authority.

      FBR will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by FBR. Other than the prospectus in electronic format, the information on the FBR website is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or FBR in its capacity as underwriter and should not be relied upon by investors.

      Some of the underwriters or their affiliates may provide us with certain commercial banking, financial advisory, valuation and investment banking services in the future, for which they would receive customary compensation. None of the underwriters have provided any such services to us in connection with our intended use of the proceeds of this offering or any of the transactions related thereto.

Lock-Up Restrictions

      We, and John F. Short, Chairman of our board of directors and our Chief Executive Officer, Douglas L. Cox, our Executive Vice President and Chief Financial Officer, Frank J. Quirk, our President, and each of our directors have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock, for a period of 90 days from the date of this prospectus. FBR may at any time and without notice release all or any portion of the common stock subject to the foregoing lock-up agreements. In considering a request to release any shares of common stock from these lock-up restrictions, FBR will likely consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for release. No such release is contemplated at this time.

LEGAL MATTERS

      The validity of the common stock will be passed upon for us by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania. Certain legal matters related to this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Washington, D.C.

EXPERTS

      The consolidated financial statements of Opinion Research Corporation at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement. For additional information regarding the contents of any contract or document described or discussed in this prospectus, we refer you to the copy of the contract or document filed as an exhibit to the registration statement. The registration statement, including exhibits and schedules thereto, may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of the registration statement may also be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, we file annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission through its Electronic Data Gathering, Analysis and Retrieval system, known as EDGAR. These filings, as well as the registration statement, are publicly available through EDGAR on the Securities and Exchange Commission’s Website, http://www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Opinion Research Corporation

We have audited the accompanying consolidated balance sheets of Opinion Research Corporation and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Opinion Research Corporation and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

/s/ Ernst & Young LLP

MetroPark, New Jersey

February 9, 2004

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
(in thousands, except share amounts)

	December 31,

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$2,766	$2,549
Accounts receivable:
Billed	24,890	21,936
Unbilled services	14,140	13,480

	39,030	35,416
Less: allowance for doubtful accounts	336	348

	38,694	35,068
Prepaid and other current assets	3,161	3,151

Total current assets	44,621	40,768
Property and equipment, net	9,099	8,549
Intangibles, net	715	1,230
Goodwill	32,537	48,577
Deferred income taxes	4,417	370
Other assets	4,322	2,942

	$95,711	$102,436

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$5,473	$5,501
Accrued expenses	13,829	11,490
Deferred revenues	2,183	2,090
Short-term borrowings	3,000	6,000
Other current liabilities	762	954

Total current liabilities	25,247	26,035
Long-term debt	41,922	40,866
Other liabilities	1,543	720
Redeemable equity:
Preferred stock:
Series B — 10 shares designated, issued and outstanding, liquidation value of $10 per share	—	—
Series C — 588,229 shares designated, none issued or outstanding liquidation value of $17 per share	—	—
Common stock, 1,176,458 shares issued and outstanding	8,900	8,900
Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized:
Series A — 10,000 shares designated, none issued or outstanding	—	—
Common stock, $.01 par value, 20,000,000 shares authorized, 4,999,159 shares issued and 4,950,337 outstanding in 2003, and 4,879,813 shares issued and 4,830,991 outstanding in 2002	50	49
Additional paid-in capital	19,803	19,302
Retained earnings (deficit)	(2,004)	6,938
Treasury stock, at cost, 48,822 shares in 2003 and 2002	(261)	(261)
Accumulated other comprehensive income (loss)	511	(113)

Total stockholders’ equity	18,099	25,915

	$95,711	$102,436

See notes to consolidated financial statements.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended December 31,

	2003	2002	2001

Revenues	$179,557	$175,260	$176,909
Cost of revenues (exclusive of depreciation)	125,890	120,705	121,525

Gross profit	53,667	54,555	55,384
Selling, general and administrative expenses	39,437	39,736	38,128
Depreciation and amortization	4,024	4,596	8,431
Goodwill impairment charges	16,317	5,938	—

Operating income (loss)	(6,111)	4,285	8,825
Interest and other non-operating expenses, net	4,996	4,784	5,413

Income (loss) before provision for income taxes and cumulative effect of accounting change	(11,107)	(499)	3,412
Provision (benefit) for income taxes	(2,165)	2,122	1,796

Income (loss) before cumulative effect of accounting change	(8,942)	(2,621)	1,616
Cumulative effect of accounting change, net of tax benefit of $0	—	(292)	—

Net income (loss)	$(8,942)	$(2,913)	$1,616

Basic earnings per share:
Income (loss) before cumulative effect of accounting change	$(1.47)	$(0.44)	$0.28
Cumulative effect of accounting change	—	(0.05)	—

Net income (loss)	$(1.47)	$(0.49)	$0.28

Diluted earnings per share:
Income (loss) before cumulative effect of accounting change	$(1.47)	$(0.44)	$0.27
Cumulative effect of accounting change	—	(0.05)	—

Net income (loss)	$(1.47)	$(0.49)	$0.27

Weighted average common shares outstanding:
Basic	6,078,535	5,948,797	5,762,383
Diluted	6,078,535	5,948,797	5,991,566

See notes to consolidated financial statements.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity
(in thousands)

					Accumulated
	Common Stock		Additional	Retained	Other	Treasury Stock		Total
			Paid-In	Earnings	Comprehensive			Stockholders’
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Shares	Amount	Equity

Balance, December 31, 2000	4,475	$45	$17,473	$8,235	$(607)	38	$(186)	$24,960
Comprehensive income:
Net income	—	—	—	1,616	—	—	—	1,616
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	(178)	—	—	(178)

Comprehensive income								1,438
Exercise of stock options	13	—	29	—	—	—	—	29
Issuance of capital stock and warrants	235	2	1,079					1,081
Treasury shares purchased	—	—	—	—	—	11	(75)	(75)

Balance, December 31, 2001	4,723	47	18,581	9,851	(785)	49	(261)	27,433
Comprehensive loss:
Net loss	—	—	—	(2,913)	—	—	—	(2,913)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	672	—	—	672

Comprehensive loss								(2,241)
Exercise of stock options	7	—	27	—	—	—	—	27
Issuance of capital stock	150	2	694	—	—	—	—	696

Balance, December 31, 2002	4,880	49	19,302	6,938	(113)	49	(261)	25,915
Comprehensive loss:
Net loss	—	—	—	(8,942)	—	—	—	(8,942)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	624	—	—	624

Comprehensive loss								(8,318)
Exercise of stock options	21	—	117	—	—	—	—	117
Issuance of capital stock	98	1	384	—	—	—	—	385

Balance, December 31, 2003	4,999	$50	$19,803	$(2,004)	$511	49	$(261)	$18,099

See notes to consolidated financial statements.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net income (loss)	$(8,942)	$(2,913)	$1,616
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,024	4,596	8,431
Goodwill impairment charge	16,317	5,938	—
Cumulative effect of accounting change	—	292	—
Loss (gain) on disposal of fixed assets	—	65	(3)
Provision for doubtful accounts	—	211	148
Amortization of original issue discount included in interest expense	147	127	109
Amortization of loan fees	1,015	655	385
Deferred income taxes	(4,416)	(173)	(688)
Changes in operating assets and liabilities, net of effects from acquisitions, Billed accounts receivable	(2,595)	3,076	2,262
Unbilled services	(587)	(105)	888
Other assets	(181)	(239)	(265)
Accounts payable	(57)	1,159	(494)
Accrued expenses	2,122	1,392	(1,567)
Deferred revenues	(42)	(2,397)	(414)
Other liabilities	146	(958)	(631)

Net cash provided by operating activities	6,951	10,726	9,777

Cash flows from investing activities:
Payments for acquisitions, net of cash acquired	—	(46)	(10,851)
Proceeds from the sale of fixed assets	—	4	30
Capital expenditures	(3,360)	(2,334)	(3,934)

Net cash used in investing activities	(3,360)	(2,376)	(14,755)

Cash flows from financing activities:
Borrowings under line-of-credit agreement	40,289	28,059	31,514
Repayments under line-of-credit agreement	(36,380)	(32,233)	(24,975)
Repayments of notes payable	(6,000)	(4,500)	(3,000)
Payments of loan amendment and forbearance fees	(1,829)	(231)	(427)
Repayments under capital lease arrangements	(73)	(27)	(21)
Proceeds from issuance of capital stock, warrants, and options	502	723	1,035

Net cash (used in) provided by financing activities	(3,491)	(8,209)	4,126

Effect of exchange rate changes on cash and cash equivalents	117	53	(28)

Increase (decrease) in cash and cash equivalents	217	194	(880)
Cash and cash equivalents at beginning of period	2,549	2,355	3,235

Cash and cash equivalents at end of period	$2,766	$2,549	$2,355

Non-cash investing and financing activities:
Acquisition of equipments under capital leases	$561	—	—

See notes to consolidated financial statements.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
(in thousands, except share and per share amounts)

1.	Summary of Significant Accounting Policies

 Nature of Operations and Basis of Presentation

Opinion Research Corporation (the “Company” or “ORC”) was established in 1938 to apply the principles of general public opinion polling to marketing issues facing America’s largest companies. The Company has evolved to provide social research, market research, information services, marketing services, and telemarketing. The Company performs public sector primary research and provides information technology, communications, and other consulting services, primarily to agencies of the United States federal government and state and local governments. The Company also assists its commercial clients in the evaluation, monitoring and optimization of their marketing and sales efforts, addressing issues such as customer loyalty and retention, market demand and forecasting, and corporate image and competitive positioning. The majority of the Company’s governmental projects are in the areas of health, education, and international aid. The Company’s telemarketing services consist principally of outbound customer acquisition services.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions are eliminated upon consolidation.

 Revenue Recognition

Service revenue is recognized when earned, generally as work is performed, in accordance with the provisions of Staff Accounting Bulletin No. 104. Services performed vary from contract to contract and are not uniformly performed over the term of the arrangement. In the market research and social research segments, revenues under fixed-price contracts are recognized on a proportional performance basis. Performance is based on the ratio of costs incurred to total estimated costs where the costs incurred represent a reasonable surrogate for output measures of contract performance which include survey design, data collection, survey analysis and presentation of deliverables to the client. Progress on a contract is matched against project costs and costs to complete on a periodic basis. Provision for estimated contract losses, if any, is made in the period such losses are determined. Customers are obligated to pay as services are performed, and in the event that a client cancels the contract, the client is responsible for payment for services performed through the date of cancellation.

Revenues under cost-reimbursement-type contracts are recognized as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs. Incentives, award fees or penalties related to performance are also considered in estimating revenues and profit rates based on actual and anticipated awards.

Revenues under time-and-materials-type contracts are recognized as costs are incurred.

In the teleservices segment, revenues are recognized at the time services are performed.

Invoices to clients are generated in accordance with the terms of the applicable contract, which may not be directly related to the performance of services. Unbilled receivables are invoiced based upon the achievement of specific events as defined by each contract including deliverables, timetables and incurrence of certain costs. Unbilled receivables are classified as a current asset. Advanced billings to clients in excess of revenue earned are recorded as deferred revenues and are classified as a current liability. The Company grants credit primarily to large companies and government agencies and performs periodic credit evaluations of its clients’ financial condition. The Company does not generally require collateral. Credit losses relating to clients generally have been within management’s

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

1.	Summary of Significant Accounting Policies (Continued)

expectations. Reimbursements of out of pocket expenses are included in revenues with corresponding costs incurred by the Company included in costs of revenues.

 Cash Equivalents

The Company considers as cash equivalents all highly liquid debt instruments with a maturity of three months or less when purchased.

 Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets (3-10 years). Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter.

 Impairment of Long-lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of undiscounted future cash flows resulting from the use and eventual disposition of the assets. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

 Foreign Currency Translation

All assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect at the balance sheet date and revenues and expenses are translated using an average exchange rate during the period. The resulting translation adjustments are recorded as a component of other comprehensive income and are accumulated in stockholder’s equity. Because cumulative translation adjustments are considered a component of permanently invested unremitted earnings of subsidiaries outside of the United States, no taxes are provided on such amounts.

 Stock-Based Compensation

As permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for its employee option plans.

Under APB 25, no compensation expense is recognized at the time of the option grant if the exercise price of the employee stock option is fixed and equals or exceeds the fair market value of the underlying common stock on the date of grant and the number of shares to be issued pursuant to the exercise of such options are known and fixed at the grant date.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

1.	Summary of Significant Accounting Policies (Continued)

If the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income (loss) and earnings per share would have been adjusted to the pro forma amounts indicated in the table below:

	2003	2002	2001

Net income (loss) — as reported	$(8,942)	$(2,913)	$1,616
Add: stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(365)	(582)	(423)

Net income (loss) — pro forma	$(9,307)	$(3,495)	$1,193

Basic earnings (loss) per share — as reported	$(1.47)	$(.49)	$.28
Basic earnings (loss) per share — pro forma	$(1.53)	$(.59)	$.21
Diluted earnings (loss) per share — as reported	$(1.47)	$(.49)	$.27
Diluted earnings (loss) per share — pro forma	$(1.53)	$(.59)	$.20

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001

Expected dividend yield	0%	0%	0%
Expected stock price volatility	51.7%	53.4%	62.9%
Risk-free interest rate	4.0%	3.8%	5.1%
Expected life of options	7 years	7 years	7 years

The weighted average fair value of options granted during 2003, 2002, and 2001 was $3.02, $3.32 and $4.34 per share, respectively.

 Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not to be realized in future periods.

 Computer Software

In accordance with Statement of Position 98-1 (“SOP 98-1”), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use issued by the American Institute of Certified Public Accountants, the Company has capitalized certain internal and external costs incurred to acquire or create internal use software. Capitalized costs are amortized over five years.

 Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that, under generally accepted accounting principles, are recorded as an element of stockholders’ equity but are excluded from net income (loss). The Company’s other comprehensive income (loss) is comprised

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

1.	Summary of Significant Accounting Policies (Continued)

of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency. Total accumulated other comprehensive income (loss) is displayed as a separate component of stockholders’ equity in the accompanying consolidated balance sheets.

 Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Under Statement 142, goodwill and intangible assets that have indefinite useful lives are no longer amortized. Statement 142 requires goodwill to be tested for impairment on an annual basis, or more frequently if certain indicators arise, using the guidance specifically provided.

Furthermore, Statement 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. The Company uses comparable company analyses and discounted cash flow models to determine the fair value of its reporting units and whether any impairment of goodwill exists. See Note 3 for additional information regarding goodwill and other intangibles.

 Earnings Per Share

Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, Earnings per Share.

 Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include revenue recognition, percentage of completion, valuation allowances, and goodwill impairment. Actual results could differ from those estimates.

 Reclassification

To conform to the 2003 presentation, certain amounts recorded in other long-term assets in December 31, 2002 have been reclassified to deferred income taxes in the Company’s consolidated balance sheets. In the consolidated statements of cash flows for the year ended December 31, 2002 and 2001, certain amounts in other assets have been reclassified to payments of loan amendment fees in the cash flows from financing activities.

2.	Recent Accounting Pronouncements

In August 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company adopted Statement 143 on January 1, 2003 and the adoption of Statement 143 had an insignificant impact on the Company’s results of operations, financial position or cash flows.

Effective January 1, 2003, the Company adopted Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires liabilities for costs associated with exit or disposal

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

2.	Recent Accounting Pronouncements (Continued)

activities to be recognized when the liabilities are incurred, rather than when an entity commits to an exit plan. Statement 146 also establishes that the liability should initially be measured and recorded at fair value. The new rule changes the timing of liability and expense recognition related to exit or disposal activities, but not the ultimate amount of such expenses.

In 2003, the Company restructured its U.S. market research operating segment and, as a result, has incurred one-time termination benefits of approximately $705 for the terminations of certain employees. These termination benefits were recognized in accordance with Statement 146 and included in the Company’s results of operations for the year ended December 31, 2003.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (“Interpretation 46”). Interpretation 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity.

During 2001, the Company formed a joint venture (the “Joint Venture”) with a third party for the purpose of developing new research-based products. The Company has a 44.75% ownership interest and 50% voting interest in the Joint Venture. In 2003, the Company contributed $495 in services and cash and, since inception, has contributed an aggregate of $1,650. All amounts funded to date have been expensed. The Company is not obligated for future funding of the Joint Venture.

As the Joint Venture has sufficient amount of equity to absorb the entity’s expected loss and the equity owners as a group are able to make decisions about the entity’s activities, and the equity owners have the obligation to absorb expected losses and the rights to receive the expected residual returns, the Company believes that the Joint Venture is not a Variable Interest Entity under the principal criteria as set forth in Interpretation 46 and, accordingly, is not required to apply the consolidation provision under Interpretation 46. The adoption of Interpretation 46 at December 31, 2003 had no impact on the Company’s results of operations, financial position or cash flows.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Statement 150 requires that certain financial instruments with characteristics of both liabilities and equity, including mandatorily redeemable financial instruments, be classified as a liability. Any amounts paid or to be paid to holders of these financial instruments in excess of the initial measurement amount shall be reflected in interest cost. Statement 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted Statement 150 on July 1, 2003. The adoption of this statement had no impact on the Company’s results of operations, financial position or cash flows.

3.	Goodwill and Other Intangibles

As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. Under Statement 142, goodwill and intangible assets that have indefinite useful lives are no longer amortized. Instead, Statement 142 requires such assets be reviewed for impairment annually, or more frequently if certain indicators arise, using the guidance specifically provided. Upon adoption at January 1, 2002, the Company reclassified assembled workforce intangible assets with an unamortized

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

3.	Goodwill and Other Intangibles (Continued)

balance of $865 to Goodwill. During the year the Company identified other intangible assets with useful life that can no longer be determined. As a result, the Company reclassified $480 from other intangible assets to goodwill in the fourth quarter of 2002. The Company has also performed an initial transitional impairment testing and determined a goodwill impairment charge in the Company’s Mexican subsidiary of $292, or $(0.05) per share. The charge has been reflected as a cumulative effect of a change in accounting principle.

The Company chose October 1 to conduct its annual impairment test. In assessing the recoverability of the Company’s goodwill and other identifiable intangibles, the Company must make assumptions regarding estimated future cash flows and other factors, such as trading and transaction multiples, and for other identifiable assets, valuation estimates for items such as backlog and outstanding proposals, to determine the fair value of the respective assets. Under Statement 142, goodwill impairment occurs if the net book value of a reporting unit exceeds its estimated fair value. In October 2002, as part of its annual impairment test, the Company analyzed whether there had been an impairment of the goodwill associated with the Company’s U.S. market research business. The analysis indicated that the recorded book value of U.S. market research exceeded its fair value, as determined by a weighting of comparable company analyses and discounted cash flow models. Upon completion of such assessment, the Company recorded a non-cash impairment charge of $5,938 to reduce the carrying value of goodwill in U.S. market research.

In October 2003, the Company performed its annual goodwill impairment test. Based upon the initial results of such test, the Company determined that there was a goodwill impairment charge in the Company’s Korean subsidiary of $317. In addition, the Company analyzed whether there were goodwill impairment issues associated with the Company’s U.S. market research and teleservices business segments. The analysis indicated that the recorded book values of U.S. market research and teleservices exceeded their fair values, as determined by a weighting of comparable company analyses and discounted cash flow models. Upon completion of such assessments, the Company recorded non-cash impairment charges of $10,000 to reduce the carrying value of the goodwill in teleservices and $6,000 in U.S. market research.

Management believes that the decline in the fair value of its U.S. market research business can be attributed to the following:

•	A deterioration in general economic conditions;

•	An even greater decline in business to business market research activity; and

•	An expectation that recovery will be prolonged.

Management believes that the decline in the fair value of its teleservices business can be attributed to the following:

•	A deterioration in general economic conditions;

•	Adverse impact on the outbound telemarketing industry arising from various Federal and state regulations; and

•	Client concentration risks.

Management cannot provide assurance that additional impairment charges will not be required in the future if the U.S. market research and teleservices businesses do not recover as projected.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

3.	Goodwill and Other Intangibles (Continued)

The following table presents a reconciliation of reported net income (loss) and earnings (loss) per share to adjusted net income (loss) and earnings (loss) per share, as if Statement 142 had been in effect for previously reported years:

	Years Ended December 31,

	2003	2002	2001

Net income (loss), as reported	$(8,942)	$(2,913)	$1,616
Amortization of goodwill, net of tax	—	—	2,627
Amortization of workforce, net of tax	—	—	208

Net income (loss), as adjusted	(8,942)	$(2,913)	$4,451

Basic earnings (loss) per share, as reported	$(1.47)	$(0.49)	$0.28
Amortization of goodwill, net of tax	—	—	0.46
Amortization of workforce, net of tax	—	—	0.03

Basic earnings (loss) per share, as adjusted	$(1.47)	$(0.49)	$0.77

Diluted earnings (loss) per share, as reported	$(1.47)	$(0.49)	$0.27
Amortization of goodwill, net of tax	—	—	0.44
Amortization of workforce, net of tax	—	—	0.03

Diluted earnings (loss) per share, as adjusted	$(1.47)	$(0.49)	$0.74

     The changes in the carrying value of goodwill as of December 31, 2003 are as follows:

	U.S. Market	U.K. Market		Social
	Research	Research	Teleservices	Research	Other	Consolidated

Balance at January 1, 2002	$14,441	$2,200	$15,530	$20,436	$537	$53,144
Assembled workforce and other intangible assets reclassified	480	113	—	752	—	1,345
Earn-out payments	—	—	—	—	46	46
Impairment charges	(5,938)	—	—	—	(292)	(6,230)
Foreign currency translation	—	243	—	—	29	272

Balance at December 31, 2002	$8,983	$2,556	$15,530	$21,188	$320	$48,577
Reclassification between reporting entities	(593)	—	—	593	—	—
Impairment charges	(6,000)	—	(10,000)	—	(317)	(16,317)
Foreign currency translation	—	280	—	—	(3)	277

Balance at December 31, 2003	$2,390	$2,836	$5,530	$21,781	$—	$32,537

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

3.	Goodwill and Other Intangibles (Continued)

The Company’s intangible assets consist of the following:

	December 31,

	2003	2002

Intangible assets subject to amortization:
Customer lists	$3,750	$3,705
Non-competition agreements	1,587	1,533
Backlog	1,350	1,350
Other	521	497

	7,208	7,085
Accumulated amortization	(6,493)	(5,855)

	$715	$1,230

Amortization expense for other intangibles for the year ended December 31, 2003, 2002, and 2001 was $538 and $986 and $1,373, respectively. The estimated aggregate amortization expense for each of the five succeeding years is as follows:

2004	$306
2005	169
2006	17
2007	17
2008	17

4.	Accounts Receivable

Accounts receivable consists of the following:

	December 31,

	2003	2002

Billed receivables:
U.S. governmental departments and agencies	$10,711	$9,168
Commercial clients & other	14,179	12,768

	24,890	21,936

Unbilled receivables:
U.S. governmental departments and agencies	$9,721	$9,772
Commercial clients & other	4,419	3,708

	14,140	13,480

Accounts receivable, gross	$39,030	$35,416
Less: allowance for doubtful accounts	336	348

Accounts receivable, net	$38,694	$35,068

The unbilled receivables at December 31, 2003 and 2002 included $802 and $795, respectively, of retainage under terms of the contracts which can only be invoiced upon completion of federal government indirect cost audits. The Company estimates that approximately 18% of retainage recorded

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

4.	Accounts Receivable (Continued)

at December 31, 2003 will be collected during 2004. No single client constituted more than 10% of net billed receivable at December 31, 2003. One client in the Company’s social research business constituted 11% of net billed receivable for the year ended December 31, 2002.

5.	Property and Equipment

Property and equipment consists of the following:

	December 31,

	2003	2002

Leasehold improvements	$4,661	$4,104
Computer equipment and software	15,034	13,087
Furniture, fixtures, and equipment	6,291	5,569
Equipment under capital lease obligations	732	154

	26,718	22,914
Less accumulated depreciation and amortization	17,619	14,365

Property and equipment, net	$9,099	$8,549

Depreciation expense for the years ended December 31, 2003, 2002, and 2001 was $3,486, $3,610 and $3,671, respectively.

6.	Income Taxes

For financial reporting purposes, income (loss) before income taxes and cumulative effect of accounting change consists of the following:

	Year Ended December 31,

	2003	2002	2001

United States	$(11,240)	$(978)	$3,497
Foreign	133	479	(85)

	$(11,107)	$(499)	$3,412

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

6.	Income Taxes (Continued)

The provision (benefit) for income taxes, excluding amounts related to cumulative effect of accounting change, consists of the following:

	Year Ended December 31,

	2003	2002	2001

Current:
Federal	$781	$1,256	$1,662
State	1,126	821	610
Foreign	344	218	212

Total current	$2,251	$2,295	$2,484

Deferred:
Federal	(5,170)	(238)	(308)
State	837	23	(380)
Foreign	(83)	42	—

Total deferred	(4,416)	(173)	(688)

	$(2,165)	$2,122	$1,796

The difference between tax expense and the amount computed by applying the statutory federal income tax rate (34%) to income before income taxes and cumulative effect of accounting change is as follows:

	Year Ended December 31,

	2003	2002	2001

Statutory rate applied to pre-tax income (loss)	$(3,776)	$(170)	$1,160
Add (deduct):
State income taxes, net of federal benefit	1,296	254	403
Foreign rate differential	135	93	—
Foreign operating losses for which a tax benefit has not been recorded	80	34	42
Effect of impairment and non-deductible goodwill amortization	126	2,019	449
Effect of other non-deductible expenses	50	73	58
Tax credits	(122)	(165)	(160)
Other	46	(16)	(156)

	$(2,165)	$2,122	$1,796

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

6.	Income Taxes (Continued)

The Company’s deferred tax liabilities and assets consist of the following temporary differences:

	December 31,

	2003	2002

Deferred tax liabilities:
Fixed assets	$(260)	$(255)
Intangibles	—	(137)
Other	(387)	(427)

Total deferred tax liabilities	(647)	(819)

Deferred tax assets:
Reserves for doubtful accounts	98	104
Intangibles	5,132	—
Compensation	1,155	651
Accrued expenses	324	301
Other	1,464	966
Valuation allowance	(2,178)	(271)

Total deferred tax assets	5,995	1,751

Net deferred tax assets	$5,348	$932

At December 31, 2003 and 2002, the Company has net current deferred tax assets in the amount of $931 and $562, respectively, which are reported in the balance sheet in prepaid and other current assets. Income taxes paid in the U.S. in 2003, 2002, and 2001 were $1,105, $1,837, and $3,205, respectively. Income taxes paid in the U.K. in 2003, 2002, and 2001 were $198, $417, and $114, respectively.

At December 31, 2003 the Company has recorded a net valuation allowance of $2,178 against state deferred tax assets related to certain subsidiaries since the realization of these future state tax benefits is not deemed to be more likely than not.

At December 31, 2003, unremitted earnings of foreign subsidiaries were approximately $660. Since it is the Company’s intention to indefinitely reinvest these earnings, no U.S. taxes have been provided. Determination of the amount of unrecognized deferred tax liability on these unremitted taxes is not practicable.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

7.	Debt

Debt consists of the following:

	December 31,

	2003	2002

Working capital facilities	$16,924	$13,015
Notes payable — senior notes	13,500	19,500
Note payable — subordinated debentures	14,498	14,351

Total debt	44,922	46,866
Less current maturities	3,000	6,000

Long-term portion	$41,922	$40,866

In May 1999, the Company entered into a credit agreement with a financial institution for a facility which provided $30,000 of term notes and up to $20,000 of revolving credit for a six-year term (the “Senior Facility”). The Senior Facility carried an interest rate at the discretion of the Company of either the financial institution’s designated base rate plus 100 basis points or LIBOR plus 250 basis points for both revolving credit and term notes. The Senior Facility is secured by substantially all of the assets of the Company.

On October 4, 2001, the Company amended its Senior Facility increasing the amount available under the revolving credit to up to $24,000 and shortening the maturity for both the revolving credit and the term notes to June 1, 2004 from May 31, 2005 (the “October 2001 Amendment”). Additionally, the October 2001 Amendment provided for an increase in the interest rate to LIBOR plus 325 basis points or the financial institution’s designated base rate plus 200 basis points. The Company incurred amendment fees of $427 for the October 2001 Amendment which were recorded in other long-term assets of the Company’s consolidated financial statements.

On September 29, 2002, the Company further amended its credit facilities (the “September 2002 Amendment”), which, among other things, reduced the amount available under the revolving credit from $24,000 to $19,000 and amended certain near-term financial covenants to less restrictive amounts. In conjunction with the September 2002 Amendment, the Company wrote off $77 of unamortized loan fees and incurred additional costs of $55, which were recorded as other long-term assets in the Company’s consolidated financial statements and, together with the previously unamortized loan fees of $672, are being amortized over the remaining term of the facility.

In February 2003, the Company completed another amendment to its Senior Facility (the “February 2003 Amendment”) which further reduced the amount available under the revolving credit from $19,000 to $16,500 and amended certain future covenants to be less restrictive. Additionally, the February 2003 Amendment provides for an increase in the interest rate by 50 basis points to LIBOR plus 375 basis points or the financial institution’s designated base rate plus 250 basis points. The Company incurred an amendment fee of $180 for the February 2003 Amendment.

The Company is required to maintain certain financial covenants under its Senior Facility, such as minimum earnings, debt-to-earnings, interest coverage and other financial ratios. For the measuring period ended June 30, 2003, the Company was not in compliance with two of the existing covenants; such non-compliance was waived by the lenders in July 2003. In conjunction with the waiver, the Company also amended certain covenants for the measuring period ended September 30, 2003 to be less restrictive (the “July 2003 Amendment”). The Company was in compliance with all covenant

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

7.	Debt (Continued)

requirements for the measuring period ended September 30, 2003. Total costs incurred for the July 2003 Amendment of $495 are being amortized over the remaining term of the facility.

During the third quarter of 2003, it came to the attention of the Company and its lenders that the Company failed to make a payment under an excess cash flow provision of its senior credit facility in the amount of $1,681. The Company and its lenders entered into a Forbearance Agreement pursuant to which the lenders agreed to allow the Company to make such payment in four equal monthly installments beginning December 31, 2003, and the Company agreed to an increase of 2% in the interest rate applicable to its senior credit facility and a forbearance fee of $79. The Company also agreed to meet certain deadlines relating to the expected refinancing of its credit facilities which included the requirement to deliver a written commitment from a new senior credit facility lender no later than December 17, 2003. The Company was not able to deliver such written commitment on the specified date. In addition, the senior lenders must approve all payments under the loan agreement with its subordinated lenders. At the time of the non-delivery of the written commitment, the lenders did not approve such payments and, as a result, the Company failed to make an interest payment to its subordinated lenders in the amount of $474 which was originally due on December 1, 2003.

On December 30, 2003, the Company completed another amendment to its Senior Facility (the “December 2003 Amendment”) in which Heller Financial Inc., a wholly owned subsidiary of General Electric Capital Corporation, purchased the remaining interests from other participating lenders and assumed the entire Senior Facility. The December 2003 Amendment provides for the increase in the amount available under the revolving credit from $16,500 to $19,500 and extends the maturity for both the revolving credit and the term notes to March 31, 2005. Additionally, the December 2003 Amendment provides for an increase in the interest rate to LIBOR plus 700 basis points or the financial institution’s designated base rate plus 500 basis points for the revolving credit and 9% for the term notes for which the outstanding balance as of December 31, 2003 was $13,500. The December 2003 Amendment also permitted the payment of interest in the amount of $474 due to the Company’s subordinated lenders and waived the existing defaults and the required excess cash flow payments discussed in the previous paragraphs. The Company made such interest payment to its subordinated lenders upon completion of the December 2003 Amendment. As of December 31, 2003, 3-month LIBOR was 1.15% and the Company had approximately $2,576 of additional credit available under its Senior Facility, as amended.

In conjunction with the December 2003 Amendment, the Company incurred an amendment fee of $1,000, which was recorded in other long-term assets of the Company’s consolidated financial statements and, together with the previously unamortized loan fees of $520, is being amortized over the remaining term of the facility.

In May 1999, the Company also issued $15,000 of subordinated debentures to a financial institution. In exchange for consideration received in connection with this debt, the Company also issued warrants to purchase a maximum of 437,029 shares of the Company’s common stock at an exercise price of $5.422 per share. The warrants are exercisable from the date of issuance and expire in 2007. The subordinated financing has an eight-year term and an original coupon rate of 12%. In conjunction with the February 2003 Amendment, the Company also amended its subordinated debenture to increase the coupon rate from 12% to 12.5% and amended certain future covenants to be less restrictive. Total costs incurred for amending the subordinated debentures were $75. The carrying value of such debt, $14,498 at December 31, 2003, is included in notes payable in the previously presented debt table.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

7.	Debt (Continued)

The Company is required to maintain certain financial covenants under its credit facilities, such as minimum earnings, debt-to-earnings, interest coverage and other financial ratios. For the measuring period ended December 31, 2003, the Company was in compliance with all of the financial covenants. In March 2004, the Company further amended a future financial covenant under its Senior Facility and subordinated debentures to be less restrictive. The Company incurred an amendment fee of $75. The Company expects to be in compliance with all of the financial covenants, as amended, throughout 2004.

Aggregate maturities of debt for the years ending December 31 are as follows:

2004	$3,000
2005	31,174
2006	7,500
2007	3,750
2008	—
Thereafter	—

The Company paid interest of $4,480, $3,971, and $4,960 for the year ended December 31, 2003, 2002, and 2001, respectively.

8.	Leases

Future minimum payments required under capital and operating leases that have non-cancelable lease terms in excess of one year are as follows:

	Capital	Operating
	Leases	Leases

2004	$127	$10,114
2005	127	9,465
2006	126	8,889
2007	126	4,874
2008	107	4,187
Thereafter	—	5,730

Total minimum lease payments	$613	$43,259

Less amounts representing interest	99

Capitalized lease obligations	$514

At December 31, 2003, the current and long-term capital lease obligations of $91 and $423 were recorded in the balance sheet in other current and long-term liabilities, respectively. Rent expense under operating leases was $8,735, $8,412, and $7,935, for the years ended December 31, 2003, 2002 and 2001, respectively. Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and, accordingly, are not included as part of rental payments. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on similar properties.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

9.	Redeemable Equity

On July 19, 2001, guidance was issued in EITF Topic No. D-98, Classification and Measurement of Redeemable Securities, which requires securities with redemption features, including those that become exercisable only upon a change-in-control, be classified outside of permanent equity. As described in the paragraphs below, certain of the Company’s equity instruments purchased by LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. (collectively, “LLR”) on September 1, 2000 contain such change-in-control redemption rights.

Pursuant to the terms of a September 1, 2000 Purchase Agreement, the Company sold and LLR purchased in a private placement (i) 1,176,458 shares of the Company’s Common Stock, (ii) 10 shares of the Series B Preferred Stock, and (iii) warrants to purchase 740,500 shares of the Company’s Common Stock at an exercise price of $12.00 per share, for aggregate gross proceeds of $10 million.

The warrants are exercisable from the date of issuance and expire in 2010. If the Company sells shares of Common Stock in the future at a per share price below $8.50, the exercise price of the warrants would be proportionately reduced and certain contingent warrants issued to LLR at an exercise price of $.01 per share become exercisable.

The holders of Series B Preferred Stock are entitled to nominate and elect two directors to the Company’s Board of Directors. The holders of the Series B Preferred Stock are not entitled to receive dividends. In the event of liquidation, each share of the Series B Preferred Stock is entitled to a liquidation preference of $10.00 per share. The Company may redeem the outstanding shares of Series B Preferred Stock at any time LLR’s shareholdings fall below 10% of the Company’s outstanding common shares, at a per share amount equal to the greater of the fair market value or the liquidation preference.

At any time after the fifth anniversary of the closing, LLR may exchange each share of Common Stock for one-half of a share of the Company’s Series C Preferred Stock. After conversion, the holders of Series C Preferred Stock are entitled to receive cumulative quarterly cash dividends at an annual rate of $2.04 per share. In the event of liquidation, each share of the Series C Preferred Stock is entitled to a liquidation preference of $17.00 per share plus all accrued and unpaid dividends. Each share of Series C Preferred Stock is convertible at all times into two shares of Common Stock. The holders of Series C Preferred Stock are entitled to vote on all matters before the common holders, as a single class with the Common Stock, on an as if converted basis. Additionally, holders of Series C Preferred Stock as a class, may also nominate and elect two additional directors to the Company’s Board of Directors, subject to LLR maintaining certain specified ownership percentages.

In the event of (i) the sale of substantially all of the assets of the Company, (ii) any consolidation or merger of the Company into another corporation or entity in which the stockholders of the Company immediately prior to such transaction hold less than 50% of the Company’s voting power immediately after such transaction, or (iii) any transactions in which in excess of 50% of the Company’s voting power is transferred to one or more affiliated persons, the holders of the Series B Preferred Stock and the Series C Preferred Stock may require the Company to redeem such securities at their liquidation preferences of $10.00 and $17.00 per share, respectively. Because such redemption features are not solely within the control of the Company, the Series B Preferred Stock and the 1,176,458 shares of Common Stock held by LLR (which may be exchanged into shares of Series C Preferred Stock), have been presented outside of stockholders’ equity in the Company’s consolidated balance sheets.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

9.	Redeemable Equity (Continued)

The 1,176,458 shares of Common Stock held by LLR are carried at their aggregate fair value at issuance of $8.9 million, and no changes will be made to such carrying value until a change-in-control of the Company is probable. Finally, because the rights to exchange shares of Common Stock into shares of Series C Preferred Stock may not be transferred by LLR to any parties other than affiliates of LLR, these rights will terminate upon any resale or transfer of the 1,176,458 LLR common shares to an unaffiliated entity. Accordingly, upon the occurrence of any such resale or transfer, the Company will reclassify a pro-rata portion of the carrying value of the LLR Common Stock into stockholders’ equity.

The Company may call, solely at its discretion, the outstanding shares of Series C Preferred Stock at any time at a per share amount equal to the greater of the fair market value or the liquidation preference multiplied by 25% per annum, compounded annually from September 30, 2000, plus any accrued but unpaid dividends per share.

10.	Benefit Plans

The Company maintains a defined contribution pension and profit sharing plan covering substantially all domestic employees (“the ORC Plan”) except for ORC Macro and SHS, which maintained separate profit sharing and 401(k) plans (the “ORC Macro Plans” and the “SHS Plans”). As of December 31, 2003, employees may contribute up to 50% of their annual salary but not to exceed the maximum allowable under the Internal Revenue Code. The respective Board of Directors may elect to match employees’ contributions or contribute to the profit sharing plan. The ORC Plan assets included 159,625 shares of common stock of the Company as of December 31, 2003 and 2002, respectively. The Company contributed $399, $421, and $341 to the ORC Plan in 2003, 2002, and 2001, respectively. Under the ORC Macro Plans, the Company contributed $1,900, $1,900, and $1,300 in 2003, 2002 and 2001, respectively. Under the SHS Plans, the Company contributed $446, $377, and $365 in 2003, 2002 and 2001, respectively.

11.	Stock Options

The Company maintains a 1997 Stock Incentive Plan, which provides for the grant of up to 1,625,000 options to purchase common stock to directors and key employees of the Company. The exercise price of options granted to employees under this plan is at least equal to the fair market value of the stock on the date of grant; stock options are exercisable for seven years. Options granted under this plan are vested equally over a three-year period.

Under the 1997 Stock Incentive Plan as amended, each Non-employee Director is granted options to acquire the “formula number” of shares of common stock on January 2nd of each year. The option exercise price for these options is equal to the fair market value of the underlying shares on the date of the grant.

These options become exercisable on the first anniversary of the date of grant provided the Non-employee Director is a member of the Board of Directors on that date. The options granted under this provision are non-qualified stock options.

For 2003, 2002 and 2001, all outside directors were granted the “formula number” of 5,000 shares. In addition, each director who chaired a committee was granted options to purchase an additional 5,000 shares of the Company’s common stock.

Non-employee Directors’ options terminate seven years from the date of grant or the first anniversary after the optionee ceases to serve as a member of the Board of Directors for any reason. Any options of a Non-employee Director that are not exercisable when he or she ceases to serve as a member of

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

11.	Stock Options (Continued)

the Board of Directors will terminate as of the termination of the Non-employee Director’s service on the Board of Directors.

Stock option transactions were as follows:

	Number of	Weighted Average
	Shares	Exercise Price

Outstanding Balance at December 31, 2000	1,023,633	$6.39
2001
Granted	124,000	$6.49
Canceled	(26,224)	$7.01
Exercised	(39,500)	$5.06

Outstanding Balance at December 31, 2001	1,081,909	$6.43
2002
Granted	140,578	$5.70
Canceled	(106,015)	$5.77
Exercised	(16,500)	$5.38

Outstanding Balance at December 31, 2002	1,099,972	$6.54
2003
Granted	110,000	$5.29
Canceled	(234,791)	$6.31
Exercised	(21,000)	$5.58

Outstanding Balance at December 31, 2003	954,181	$6.63

In December 1997, 200,000 non-plan options were granted to three senior executives. These non-plan options were issued with an exercise price equal to the market value of the stock at the date of grant. As of December 31, 2003, 110,000 of the December 1997 non-plan options were issued and outstanding. In January 2000, an additional 90,000 non-plan options were granted to a senior executive and were outstanding as of December 31, 2003. All such non-plan options have a vesting period of three years and a life of seven years. All non-plan options are included in the previously presented option table.

Options exercisable at December 31, 2003, 2002, and 2001 were 780,273, 837,560, and 785,410, respectively. Exercise prices for options outstanding as of December 31, 2003 for the plan ranged from $3.625 to $8.875 per share. The weighted average remaining term of the outstanding options is 2.95 years. As of December 31, 2003, there were 556,936 shares available for grant under the 1997 Stock Incentive Plan.

The Company has 1,402,529 and 1,442,529 warrants issued and outstanding with a weighted average exercise price of $8.80 and $8.79 as of December 31, 2003 and 2002, respectively. These warrants are immediately exercisable.

At December 31, 2003, the Company has reserved an aggregate of 4,152,529 shares of common stock for issuance upon the exercise or conversion of all outstanding securities and the purchase of common stock under various stock purchase plans (see Note 12).

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

12.	Stock Purchase Plans

In May 2001, the Company’s stockholders approved the adoption of the Opinion Research Corporation Employee Stock Purchase Plan (the “Qualified Plan”), the Opinion Research Corporation Stock Purchase Plan for Non-employee Directors and Designated Employees and Consultants (the “Non-Qualified Plan”), and the ORC Holdings, Ltd. Employee Share Ownership Plan (the “U.K. Plan”). The Company has reserved, under the Qualified Plan, Non-Qualified Plan and the U.K. Plan, 500,000, 200,000 and 200,000 shares, respectively, of the Company’s common stock for future issuance. These plans allow eligible employees, non-employee directors, and consultants who meet certain qualifications to purchase the Company’s common stock at 85% of the lower of the fair market value at the beginning or end of each offering period. The following table summarizes the shares issued under the various plans for the year ended December 31, 2003 and 2002, respectively:

	December 31,

	2003	2002

Qualified Plan	87,729	110,315
Non-Qualified Plan	7,142	30,187
U.K. Plan	3,425	9,615

As of December 31, 2003, approximately 159,189, 99,007, and 178,580 shares remained available for future issuance under the Qualified Plan, Non-Qualified Plan, and the U.K. Plan, respectively.

13.	Split-dollar Life Insurance and Officer Loan

The Company has entered into an agreement with a trust established in the name of an officer of the Company. Under the agreement, the Company pays certain premiums on the life insurance policy on the officer, to which the trust is the beneficiary. The Company has been assigned certain rights to the assets of the trust as collateral for the premium paid on this life insurance policy. The amount paid by the Company for the premiums on this policy was $46 for years ended December 31, 2002 and 2001. The cumulative premiums paid prior to 2003 which totaled $324 are recorded in other assets in the accompanying consolidated balance sheets. In the event the policy is terminated, the officer has guaranteed the repayment of the amount due from his trust, and has pledged certain of his personal assets to the Company to collateralize such guarantee. The amount paid in 2003 of $46 was treated as compensation expense for the Company and income to the officer.

Over several years, the Company made loans to certain executive officers of the Company bearing an interest rate of 9.5%. The current corporate policy prohibits the making of loans to any officers or directors. The Company currently has an outstanding loan made to its Chief Executive Officer which has been grandfathered. Including accrued interest, the aggregate amount of indebtedness outstanding at December 31, 2003 and 2002 was $156 and $158, respectively. This amount was recorded in other current assets of the Company’s consolidated financial statements.

14.	Segments

The Company identifies its segments based on the Company’s geographic locations and industries in which the Company operates. The Company currently has four reportable segments: U.S. market research, U.K. market research, teleservices, and social research. The Company measures segment profits as operating profit, which is defined as income before interest and other non-operating

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

14.	Segments (Continued)

expenses and income taxes. Information on segments and a reconciliation to the consolidated total, are as follows:

	U.S. Market	U.K. Market		Social	Total
	Research	Research	Teleservices	Research	Segments	Other	Consolidated

Year Ended December 31, 2003:
Revenues from external customers	$25,788	$20,487	$14,868	$115,591	$176,734	$2,823	$179,557
Depreciation and amortization	1,120	485	683	1,606	3,894	130	4,024
Goodwill impairment charge	6,000	—	10,000	—	—	317	16,317
Operating income (loss)	(10,757)	1,167	(7,973)	12,158	(5,405)	(706)	(6,111)
Interest and other non- operating expenses, net						4,996	4,996
Loss before income taxes							$(11,107)
Total assets	$20,479	$11,641	$10,169	$51,719	$94,008	$1,703	$95,711
Capital expenditures	$212	$370	$1,151	$1,555	$3,288	$72	$3,360
Year Ended December 31, 2002:
Revenues from external customers	$33,008	$18,988	$15,596	$105,464	$173,056	$2,204	$175,260
Depreciation and amortization	1,612	480	806	1,568	4,466	130	4,596
Goodwill impairment charge	5,938	—	—	—	5,938	—	5,938
Operating income (loss)	(9,059)	604	2,408	10,266	4,219	66	4,285
Interest and other non- operating expenses, net						4,784	4,784
Income (loss) before income taxes and cumulative effect of accounting change							$(499)
Total assets	$19,272	$9,801	$19,427	$51,056	$99,556	$2,880	$102,436
Capital expenditures	$773	$220	$381	$885	$2,259	$75	$2,334
Year Ended December 31, 2001:
Revenues from external customers	$41,271	$18,369	$18,466	$95,302	$173,408	$3,501	$176,909
Depreciation and amortization	2,427	721	2,164	2,954	8,266	165	8,431
Operating income (loss)	(1,214)	935	2,401	7,357	9,479	(654)	8,825
Interest and other non- operating expenses, net						5,413	5,413
Income before income taxes							$3,412
Total assets	$30,348	$9,597	$20,220	$49,692	$109,857	$3,059	$112,916
Capital expenditures	$1,515	$297	$461	$1,474	$3,747	$187	$3,934

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

14.	Segments (Continued)

International long-lived assets are $4,922, $4,927 and $5,264 in 2003, 2002, and 2001, respectively. In 2003, 2002 and 2001, revenues from one customer of the Company’s Social Research segment represented $20,385, $18,670 and $18,980 of the Company’s total revenues, respectively. Revenues from the U.S. federal government represented $95,314, $82,862 and $79,272 of the Company’s total revenues in 2003, 2002 and 2001, respectively. Revenues in the “Other” category were generated from the Company’s Asia and Mexico operations. As these segments are not significant, results are not presented separately.

15.	Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Years Ended December 31,

	2003	2002	2001

Income (loss) before cumulative effect of accounting change	$(8,942)	$(2,621)	$1,616
Cumulative effect of accounting change	—	(292)	—

Net income (loss)	$(8,942)	$(2,913)	$1,616
Weighted average shares outstanding:
Basic	6,079	5,949	5,762
Effect of dilutive potential common shares	—	—	230

Diluted	6,079	5,949	5,992

Net income (loss) per common share — basic:
Income (loss) before cumulative effect of accounting change	$(1.47)	$(.44)	$.28
Cumulative effect of accounting change	—	(.05)	—

Net income (loss) per common share — basic	$(1.47)	$(.49)	$.28

Net income (loss) per common share — diluted:
Income (loss) before cumulative effect of accounting change	$(1.47)	$(.44)	$.27
Cumulative effect of accounting change	—	(.05)	—

Net income (loss) per common share — diluted	$(1.47)	$(.49)	$.27

Options and warrants to purchase 127,867 and 94,328 shares of common stock have not been included in the computation of diluted net income (loss) per share for the year ended December 31, 2003 and 2002, respectively, as their effect would have been anti-dilutive.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (continued)

16.	Selected Quarterly Financial Information (Unaudited)

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter

2003
Revenues	$46,045	$44,867	$45,481	$43,164
Gross profit	$13,468	$13,306	$13,535	$13,358
Goodwill impairment charge	$(16,317)	—	—	—
Net income (loss)	$(11,306)	$711	$920	$733
Net income (loss) per common share:
Basic	$(1.85)	$.12	$.15	$.12
Diluted	$(1.85)	$.11	$.15	$.12
Weighted average shares outstanding:
Basic	6,109	6,090	6,071	6,043
Diluted	6,109	6,324	6,144	6,068
2002
Revenues	$44,691	$43,341	$44,777	$42,451
Gross profit	$13,734	$13,394	$14,120	$13,307
Goodwill impairment charge	$(5,938)
Income (loss) before cumulative effect of accounting change	$(5,278)	$891	$977	$789
Cumulative effect of accounting change	—	—	—	$(292)
Net income (loss)	$(5,278)	$891	$977	$497
Income (loss) before cumulative effect of accounting change per common share:
Basic	$(.88)	$.15	$.16	$.13
Diluted	$(.88)	$.15	$.16	$.08
Net income (loss) per common share:
Basic	$(.88)	$.15	$.16	$.13
Diluted	$(.88)	$.15	$.16	$.08
Weighted average shares outstanding:
Basic	6,007	5,971	5,939	5,896
Diluted	6,007	6,019	6,121	6,004

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
(in thousands, except share amounts)

	December 31,	September 30,
	2003	2004

		(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$2,766	$15
Accounts receivable:
Billed	24,890	23,410
Unbilled services	14,140	18,580

	39,030	41,990
Less: allowance for doubtful accounts	336	268

	38,694	41,722
Prepaid and other current assets	3,161	3,990

Total current assets	44,621	45,727
Property and equipment, net	9,099	9,767
Intangibles, net	715	459
Goodwill	32,537	32,579
Deferred income taxes	4,417	4,404
Other assets	4,322	3,050

	$95,711	$95,986

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$5,473	$5,394
Accrued expenses	13,829	11,718
Deferred revenues	2,183	3,388
Short-term borrowings	3,000	2,000
Other current liabilities	762	2,152

Total current liabilities	25,247	24,652
Long-term debt	41,922	40,396
Other liabilities	1,543	1,427
Redeemable Equity:
Preferred stock:
Series B — 10 shares designated, issued and outstanding, liquidation value of $10 per share	—	—
Series C — 588,229 shares designated, none issued or outstanding	—	—
Common stock, 1,176,458 shares issued and outstanding	8,900	8,900
Stockholders’ Equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized:
Series A — 10,000 shares designated, none issued or outstanding	—	—
Common stock, $.01 par value, 20,000,000 shares authorized, 4,999,159 shares issued and 4,950,337 outstanding in 2003, and 5,161,013 shares issued and 5,112,191 outstanding in 2004	50	52
Additional paid-in capital	19,803	20,966
Accumulated deficit	(2,004)	(302)
Treasury stock, at cost, 48,822 shares in 2003 and 2004	(261)	(261)
Accumulated other comprehensive income	511	156

Total stockholders’ equity	18,099	20,611

	$95,711	$95,986

See notes to financial statements.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
(in thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2004	2003	2004

Revenues	$44,867	$48,894	$133,512	$146,255
Cost of revenues (exclusive of depreciation)	31,561	34,692	93,313	103,455

Gross profit	13,306	14,202	40,199	42,800
Selling, general and administrative expenses	9,542	10,130	29,192	30,398
Depreciation and amortization	1,018	1,017	2,972	2,914

Operating income	2,746	3,055	8,035	9,488
Interest expense	1,247	1,167	3,541	6,540
Other non-operating (income) expenses, net	(5)	(85)	12	(386)

Income before provision for income taxes	1,504	1,973	4,482	3,334
Provision for income taxes	793	972	2,118	1,632

Net income	$711	$1,001	$2,364	$1,702

Net income per common share:
Basic	$0.12	$0.16	$0.39	$0.27

Diluted	$0.11	$0.15	$0.38	$0.26

Weighted average common shares outstanding:
Basic	6,090,238	6,288,649	6,068,134	6,226,654
Diluted	6,323,573	6,483,720	6,178,744	6,435,092

See notes to financial statements.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Nine Months Ended
	September 30,

	2003	2004

Cash flows from operating activities:
Net income	$2,364	$1,702
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,972	2,914
Non-cash interest expense	802	3,186
Other non-cash adjustments	60	—
Change in:
Accounts receivable	389	(2,949)
Other assets	(659)	(319)
Accounts payable and accrued expenses	647	(2,805)
Deferred revenues	(924)	1,183
Other liabilities	570	1,296

Net cash provided by operating activities	6,221	4,208

Cash flows from investing activities:
Capital expenditures	(2,383)	(3,256)

Net cash used in investing activities	(2,383)	(3,256)

Cash flows from financing activities:
Borrowings under line-of-credit agreements	33,405	51,030
Repayments under line-of-credit agreements	(33,180)	(46,523)
Issuance of notes payable	—	22,048
Repayments of notes payable	(4,500)	(29,004)
Payments of loan origination and amendment fees	(255)	(1,850)
Repayments under capital lease arrangements	(43)	(79)
Proceeds from the issuance of capital stock and exercise of options	303	549

Net cash used in financing activities	(4,270)	(3,829)

Effect of exchange rate changes on cash and cash equivalents	34	126

Decrease in cash and cash equivalents	(398)	(2,751)
Cash and cash equivalents at beginning of period	2,549	2,766

Cash and cash equivalents at end of period	$2,151	$15

Non-cash investing and financing activities:
Acquisition of equipment under capital lease	$244	$52

See notes to financial statements.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited)

Note A — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year. For further information, reference should be made to the consolidated financial statements and footnotes contained in our Annual Report on Form 10-K for the year ended December 31, 2003. For purposes of this report, “Opinion Research”, the “Company”, “we”, “our”, “us” or similar references means Opinion Research Corporation and its consolidated subsidiaries unless the context requires otherwise.

In the statement of cash flows for the period ended September 30, 2003, $255,000 of the change in other assets previously included in net cash provided by operating activities has been reclassified to payments of loan amendment fees in the cash flows from financing activities to conform to the current period presentation.

Note B — Credit Facilities

In May 2004, we entered into a new secured revolving credit facility of $35.0 million with two financial institutions (the “Senior Revolving Facility”). The Senior Revolving Facility has a three-year term and is secured by substantially all of the assets of the Company. The Senior Revolving Facility carries an interest rate at the discretion of the Company of either the financial institution’s designated base rate (4.75% at September 30, 2004) plus 100 basis points or LIBOR (3-month LIBOR was 2.02% at September 30, 2004) plus 300 basis points. As of September 30, 2004, there was approximately $13.6 million of additional credit available under the Senior Revolving Facility.

In May 2004, we also issued $10.0 million of secured subordinated notes (the “Secured Subordinated Notes”) and $12.0 million of unsecured subordinated notes (the “Unsecured Subordinated Notes”) to a financial institution. The Secured Subordinated Notes carry an interest rate of 10% and will mature in November 2007. The Secured Subordinated Notes require principal payments of $500,000 per quarter commencing July 1, 2004, with an unamortized balance of $3.0 million due at the end of the term. The Unsecured Subordinated Notes expire in May 2009 and carry a fixed interest rate of 15.5%; 13% is payable quarterly in cash, and 2.5% may be paid in cash or deferred and included in the outstanding principal balance until maturity. In exchange for consideration received in connection with this debt, we extended the term of existing warrants held by the financial institution from May 2007 to the later of May 2009 or the third anniversary of the repayment date. These warrants were issued in 1999 to the financial institution and are for the purchase of 437,029 shares of the Company’s common stock at an exercise price of $5.422 per share. The extension of these warrants was valued at $616,000 and is being accreted through interest expense over the life of the Unsecured Subordinated Notes.

We are required to maintain certain financial covenants under the credit facilities. For the measuring period ended September 30, 2004, we were in compliance with all of the financial covenants.

All debt outstanding as of May 4, 2004 was repaid with proceeds from the above borrowings. In conjunction with the new credit facilities, we incurred additional costs of approximately $1.4 million which are included in other long term assets in our consolidated financial statements and are amortized over the remaining terms of the facilities. Due to the refinancing of the credit facilities, we also wrote off the

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30,2004 (Continued)
(Unaudited)

unamortized loan fees of approximately $2.5 million as interest expense, which included payments of $420,000 made in 2004, related to the retired debt in the second quarter of 2004.

Note C — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2003	2004	2003	2004

	(in thousands, except per share amounts)
Numerator:
Net income	$711	$1,001	$2,364	$1,702

Numerator for basic and diluted earnings per share	$711	$1,001	$2,364	$1,702

Denominator:
Denominator for basic earnings per share
Weighted-average shares	6,090	6,289	6,068	6,227
Effect of dilutive stock options	234	195	111	208

Denominator for diluted earnings per share
Adjusted weighted-average shares	6,324	6,484	6,179	6,435

Net income per common share:
Basic	$.12	$.16	$.39	$.27

Diluted	$.11	$.15	$.38	$.26

Note D — Stock-Based Compensation

Employee stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. We have adopted the disclosure-only provisions of Statement 123, Stock-Based Compensation, and Statement 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which was released in December 2002 as an amendment of Statement 123.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30,2004 (Continued)
(Unaudited)

Note D — Stock-Based Compensation (Continued)

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all stock option awards:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	(in thousands, except per share amounts)
	2003	2004	2003	2004

Net income — as reported	$711	1,001	2,364	1,702
Add: stock-based employee compensation expense included in reported net income net of related tax effects	—	—	—	—
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(99)	(72)	(301)	(221)

Net income — pro forma	$612	$929	$2,063	$1,481

Basic earnings per share — as reported	$.12	$.16	$.39	$.27
Basic earnings per share — pro forma	$.10	$.15	$.34	$.24
Diluted earnings per share — as reported	$.11	$.15	$.38	$.26
Diluted earnings per share — pro forma	$.10	$.14	$.33	$.23

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2004

Expected dividend yield	0%	0%
Expected stock price volatility	53.5%	53.0%
Risk-free interest rate	3.97%	3.34%
Expected life of options	7 years	7 years

No options were granted during the three months ended September 30, 2003 and 2004. The weighted average fair value of options granted during the nine months ended September 30, 2003 and 2004 was $3.09 and $3.57 per share, respectively.

Note E — Goodwill and Other Intangible Assets

The changes in the carrying value of goodwill as of September 30, 2004 are as follows:

	U.S. Market	U.K. Market		Social
	Research	Research	Teleservices	Research	Other	Consolidated

	(in thousands)
Balance at January 1, 2004	$2,390	$2,836	$5,530	$21,781	$—	$32,537
Foreign currency translation	—	42	—	—	—	42

Balance at September 30, 2004	$2,390	$2,878	$5,530	$21,781	$—	$32,579

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30,2004 (Continued)
(Unaudited)

Note E — Goodwill and Other Intangible Assets (Continued)

The components of intangible assets are as follows:

	December 31,	September 30,
	2003	2004

	(in thousands)
Intangible assets subject to amortization:
Customer lists	$3,750	$3,760
Non-competition agreements	1,587	1,594
Backlog	1,350	1,350
Other	521	526

	7,208	7,230
Accumulated amortization	(6,493)	(6,771)

	$715	$459

Amortization of intangible assets was $413,000 for the nine months ended September 30, 2003 and $258,000 for the nine months ended September 30, 2004, respectively. The estimated aggregate amortization expense for the remainder of 2004 and each of the five succeeding years is as follows (in thousands):

2004	$55
2005	171
2006	19
2007	19
2008	19
2009	19

Note F — Comprehensive Income

The components of comprehensive income for the three and nine months ended September 30, 2003 and 2004, were:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2003	2004	2003	2004

	(in thousands)
Net income	$711	$1,001	$2,364	$1,702
Other comprehensive income (loss):
Foreign currency translation adjustment	(34)	(89)	120	(355)

Comprehensive income	$677	$912	$2,484	$1,347

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30,2004 (Continued)
(Unaudited)

Note G — Segments

The Company’s operations by business segments for the three and nine months ended September 30, 2003 and 2004, are presented in the table below. For both periods presented, the U.S. market research segment included unallocated corporate headquarters related expenses.

		U.K.
	U.S. Market	Market		Social	Total
	Research	Research	Teleservices	Research	Segments	Other	Consolidated

	(in thousands)
Three months ended September 30, 2003:
Revenues from external customers	$5,722	$5,433	$3,757	$29,144	$44,056	$811	$44,867
Operating income (loss)	(1,319)	245	481	3,439	2,846	(100)	2,746
Interest and other non-operating expenses, net							1,242
Income before provision for income taxes							1,504
Three months ended September 30, 2004:
Revenues from external customers	$6,023	$5,623	$3,213	$32,703	$47,562	$1,332	$48,894
Operating income (loss)	(640)	58	236	3,378	3,032	23	3,055
Interest and other non-operating expenses, net							1,082
Income before provision for income taxes							1,973
Nine months ended September 30, 2003:
Revenues from external customers	$19,397	$14,530	$10,441	$87,139	$131,507	$2,005	$133,512
Operating income (loss)	(2,529)	621	1,070	9,296	8,458	(423)	8,035
Interest and other non-operating expenses, net							3,553
Income before provision for income taxes							4,482
Nine months ended September 30, 2004:
Revenues from external customers	$19,623	$16,681	$10,163	$95,897	$142,364	$3,891	$146,255
Operating income (loss)	(1,920)	348	926	10,104	9,458	30	9,488
Interest and other non-operating expenses, net							6,154
Income before provision for income taxes							3,334

7,496,252 Shares

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY	OPPENHEIMER & CO.

                    , 2004

PART II

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the registrant.

Securities and Exchange Commission registration fee	$7,283.07
NASD fee	$6,250.00
Printing and engraving expenses	$75,000.00	*
Accountants’ fees and expenses	$75,000.00	*
Legal fees and expenses	$375,000.00	*
Transfer agent’s fees and expenses	$2,000.00	*
Miscellaneous	$9,466.93	*

Total	$550,000.00

*	Estimated

Item 14.	Indemnification of Directors and Officers

      For information regarding provisions under which one of our directors or officers may be insured or indemnified in any manner against any liability which he may incur in his capacity as such, reference is made to Section 145 of the Delaware General Corporation Law, Article Eleven of our Restated Certificate of Incorporation and Article Seven of our Amended and Restated By-laws. Section 145 of the Delaware General Corporation Law provides in its entirety as follows:

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

      Our certificate of incorporation eliminates the liability of directors to us for monetary damages for breach of fiduciary duty as a director to the fullest extent permissible under Delaware law. Under Delaware law, such provision may not eliminate or limit director monetary liability for: (a) breaches of the director’s duty of loyalty to us or our stockholders; (b) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (c) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (d) transactions in which the director received an improper personal benefit. Such limitation of liability provisions also may not limit a director’s liability for violation of, or otherwise relieve us or our directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

      Our by-laws provide that we shall indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our by-laws covers at least negligence and gross negligence on the part of indemnified parties. Our by-laws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether we would have the power to indemnify him or her against such liability under the General Corporation Law of Delaware.

Item 15.	Recent Sales of Unregistered Securities

      None.

Item 16.	Exhibits

Exhibit
No.

1.1	Form of Underwriting Agreement by and between the Registrant and Friedman, Billings, Ramsey & Co., Inc.*
3.1	Amended and Restated Certificate of Incorporation of the Registrant — Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (No. 33-68428) filed with the Securities and Exchange Commission on September 3, 1993 (the “Form S-1”).
3.2	Amended and Restated By-Laws of the Registrant — Incorporated by reference to Exhibit 3.2 to the Form S-1.
4.1	Rights Agreement, dated September 13, 1996, between the Registrant and StockTrans, Inc. — Incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on September 27, 1996.
4.2	Amendment to Rights Agreement dated August 8, 1998 — Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998 (the “1998 10-K”).
4.3	Amendment No. 2 to Rights Agreement dated September 1, 2001 — Incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2000 (the “2000 8-K”).

Exhibit
No.

4.4	Opinion Research Corporation Designation of Series A Preferred Stock — Incorporated by reference to Exhibit 1 to the Registrant’s Form 8-A filed with the Securities and Exchange Commission on September 27, 1996.
4.5	Opinion Research Corporation Designation of Series B Preferred Stock — Incorporated by reference to Exhibit 4.1 to the 2000 8-K.
4.6	Opinion Research Corporation Designation of Series C Preferred Stock — Incorporated by reference to Exhibit 4.2 to the 2000 8-K.
5.1	Form of Legal Opinion of Wolf, Block, Schorr and Solis-Cohen LLP.***
10.1	Employment Agreement between the Registrant and John F. Short — Incorporated by reference to Exhibit 10.12 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the “1999 10-Q”).
10.2	Employment Agreement between the Registrant and Douglas L. Cox dated January 23, 2002 — Incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001 (the “2001 10-K”).
10.3	Employment Agreement between the Registrant and Frank J. Quirk dated January 25, 2002 — Incorporated by reference to Exhibit 10.3 to the 2001 10-K.
10.4	Employment Agreement between the Registrant and James C. Fink dated January 28, 2002 — Incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002 (“2002 10-K”).
10.5	Employment Agreement between the Registrant and Kevin P. Croke dated January 23, 2002 — Incorporated by reference to Exhibit 10.5 to the 2002 10-K.
10.6	Employment Agreement between O.R.C. International Ltd. and Richard I. Cornelius dated December 12, 2001 — Incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003 (the “2003 10-K”).
10.7	Employment Agreement among Opinion Research Corporation, ORC ProTel, Inc., and Ruth R. Wolf dated January 1, 1998 — Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999 (the “1999 10-K”).
10.8	Employment Agreement among Opinion Research Corporation, ORC Consumer, Inc. and Terence W. Cotter dated August 31, 2000 — Incorporated by reference to Exhibit 10.1 to the 2000 8-K.
10.9	Agreement between Macro International Inc. and Lewis D. Eigen dated October 31, 2001 — Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.
10.10	1997 Stock Incentive Plan — Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997.
10.11	Amendment to the 1997 Stock Incentive Plan — Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (the “2001 10-Q”).
10.12	Opinion Research Corporation Employee Stock Purchase Plan — Incorporated by reference to Exhibit 4 to the Registrant’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on September 8, 2000.
10.13	Opinion Research Corporation Stock Purchase Plan for Non-employee Directors and Designated Employees and Consultants — Incorporated by reference to Exhibit 4 to the Registrant’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on September 25, 2000.
10.14	ORC Holdings, Ltd. Employee Share Ownership Plan — Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 5, 2001.
10.15	Lease Agreement dated May 19, 2003 between Peregrine Investment Partners-I and Opinion Research Corporation — Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
10.16	Lease dated August 27, 1993 between Carrollton Enterprises Associates Limited Partnership and Macro International Inc. — Incorporated by reference to Exhibit 10.14 to the 1999 10-K.
10.17	Lease and Lease Addendum dated February 24, 1995 between North Bethesda Associates Limited Partnership and Social and Health Services, Ltd. — Incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000 (the “2000 10-K”).

Exhibit
No.

10.18	First Amendment to Lease dated January 1, 1999 and Second Amendment to Lease dated September 15, 1999, between Bethesda Properties, L.L.C. and Social and Health Services, Ltd. — Incorporated by reference to Exhibit 10.16 to the 2000 10-K.
10.19	Business Loan and Security Agreement dated May 4, 2004 among Opinion Research Corporation, ORC Inc., Macro International Inc., ORC Protel, Inc., Social and Health Services, Ltd., ORC Holdings, Ltd., O.R.C. International Ltd and Citizens Bank of Pennsylvania and First Horizon Bank — Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report for the quarter ended June 30, 2004 (the “June 30, 2004 10-Q”).
10.20	Loan Agreement dated May 4, 2004 by and among Opinion Research Corporation, ORC Inc., Macro International Inc., ORC Protel, Inc., Social and Health Services, Ltd., ORC Holdings, Ltd., O.R.C. International Ltd and Allied Capital Corporation — Incorporated by reference to Exhibit 10.2 to the June 30, 2004 10-Q.
10.21	Loan Agreement dated May 4, 2004 by and among Opinion Research Corporation, ORC Inc., Macro International Inc., ORC Protel, Inc., Social and Health Services, Ltd., ORC Holdings, Ltd., O.R.C. International Ltd. and Allied Capital Corporation — Incorporated by reference to Exhibit 10.3 to the June 30, 2004 10-Q.
10.22	Registration Rights Agreement dated May 26, 1999 among Opinion Research Corporation, Allied Capital Corporation and Allied Investment Corporation — Incorporated by reference to Exhibit 10.9 to the 1999 10-Q.
10.23	Amendment No. 2 to the Registration Rights Agreement dated September 1, 2000 among Opinion Research Corporation, Allied Capital Corporation and Allied Investment Corporation — Incorporated by reference to Exhibit 10.11 to the 2000 8-K.
10.24	Amendment No. 1 to the Registration Rights Agreement dated September 1, 2000 among Opinion Research Corporation, Allied Capital Corporation and Allied Investment Corporation — Incorporated by reference to Exhibit 10.12 to the 2000 8-K.
10.25	Common Stock Warrant Issued by Opinion Research Corporation to Allied Capital Corporation dated May 26, 1999 — Incorporated by reference to Exhibit 10.10 to the 1999 10-Q.
10.26	Amendment To Common Stock Purchase Warrant No. A-1 dated May 4, 2004 between Opinion Research Corporation and Allied Capital Corporation — Incorporated by reference to Exhibit 10.4 to the June 30, 2004 10-Q.
10.27	Common Stock Warrant Issued by Opinion Research Corporation to Allied Investment Corporation dated May 26, 1999 — Incorporated by reference to Exhibit 10.11 to the 1999 10-Q.
10.28	Amendment To Common Stock Purchase Warrant No. A-2 dated May 4, 2004 between Opinion Research Corporation and Allied Capital Corporation — Incorporated by reference to Exhibit 10.5 to the June 30, 2004 10-Q.
10.29	Purchase Agreement dated September 1, 2000 among Opinion Research Corporation, LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. — Incorporated by reference to Exhibit 10.5 to the 2000 8-K.
10.30	Registration Rights Agreement dated September 1, 2000 among Opinion Research Corporation, LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. — Incorporated by reference to Exhibit 10.6 to the 2000 8-K.
10.31	Common Stock Warrant Issued by Opinion Research Corporation to LLR Equity Partners, L.P. dated September 1, 2000 — Incorporated by reference to Exhibit 10.7 to the 2000 8-K.
10.32	Common Stock Warrant Issued by Opinion Research Corporation to LLR Equity Partners Parallel, L.P. dated September 1, 2000 — Incorporated by reference to Exhibit 10.8 to the 2000 8-K.
10.33	Anti-Dilution Common Stock Warrant Issued by Opinion Research Corporation to LLR Equity Partners, L.P. dated September 1, 2000 — Incorporated by reference to Exhibit 10.9 to the 2000 8-K.
10.34	Anti-Dilution Common Stock Warrant Issued by Opinion Research Corporation to LLR Equity Partners Parallel, L.P. dated September 1, 2000 — Incorporated by reference to Exhibit 10.10 to the 2000 8-K.
10.35	Purchase Agreement among Opinion Research Corporation, LLR Equity Partners L.P. and LLR Equity Partners Parallel L.P., dated October 21, 2004.***
16.1	Letter from Ernst & Young LLP to Securities and Exchange Commission — Incorporated by reference to Exhibit 16 of the Registrant’s current report on Form 8-K filed August 13, 2004.
21.1	Subsidiaries of the Registrant.***

Exhibit
No.

23.1	Consent of Ernst & Young LLP.**
23.2	Consent of Wolf, Block, Schorr and Solis-Cohen LLP (included in Exhibit 5.1).***
23.3	Consent of Janney Montgomery Scott LLC.**
24.1	Power of Attorney (included in signature page of initial filing of this registration statement).***
99.1	Fairness Opinion of Janney Montgomery Scott LLC.**

*	To be filed by amendment.

**	Filed herewith.

***	Previously filed.

Item 17.	Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time is was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, Opinion Research Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, at Princeton, New Jersey on December 30, 2004.

OPINION RESEARCH CORPORATION

BY:	/s/ JOHN F. SHORT

John F. Short
Chairman of the Board and
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ JOHN F. SHORT John F. Short		Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	December 30, 2004

* Frank J. Quirk		President and Director	December 30, 2004

* Douglas L. Cox		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 30, 2004

* Dale J. Florio		Director	December 30, 2004

* Brian J. Geiger		Director	December 30, 2004

* Stephen A. Greyser		Director	December 30, 2004

* Steven F. Ladin		Director	December 30, 2004

* Robert D. LeBlanc		Director	December 30, 2004

*By:	/s/ JOHN F. SHORT John F. Short, Attorney-in-fact

Exhibit Index

23.1	Consent of Ernst & Young LLP.
23.3	Consent of Janney Montgomery Scott LLC.
99.1	Fairness Opinion of Janney Montgomery Scott LLC.